2025 ANNUAL REPORT

WALKER & DUNLOP®

Dear Fellow Shareholders,

We closed 2025 with strong transaction volumes of $18 billion in Q4, up from only $7 billion in Q1. The commercial real estate transaction market improved throughout the year, and Walker & Dunlop's people and brand won across the marketplace -- expanding market share and moving up in the league table rankings. For the full year, we closed $55 billion in total transaction volume, up 37% year-over-year. We finished the year as the number one Fannie Mae DUS® lender for the seventh consecutive year, and the number three Freddie Mac Optigo® lender, making us the second-largest combined GSE loan originator in the country. Our multifamily investment sales business grew property sales volumes 146% from the first quarter to the fourth quarter and ended the year as the fourth largest multifamily property sales broker in the United States -- a wonderful achievement. The Walker & Dunlop team and services are well positioned for continued growth as the commercial real estate industry enters its next growth cycle.

We grew total revenues 9% in 2025 but did not deliver commensurate adjusted EBITDA and EPS primarily due to loan repurchases and impairment charges related to our real estate owned portfolio. We have built a scaled loan origination and underwriting business over decades and have prided ourselves on our pristine credit track record. The losses we incurred in 2025 were unexpected and painful. Yet we accounted for the losses, improved our processes, and enter 2026 ready for growth and continued success.

The Mortgage Bankers Association projects $805 billion in commercial real estate financing in 2026, up 27% from 2025[1]. With this strong macro backdrop, we expect to deliver strong diluted earnings per share of $3.50 to $4.00, adjusted EBITDA[2] of $300 million to $325 million, and adjusted core earnings per share[3] of $4.50 to $5.00. A key component to this financial performance is our $144 billion servicing portfolio that continues to generate strong recurring revenue. This valuable asset combined with expanding Capital Markets activity should generate strong top and bottom-line growth.

Throughout my tenure as Chairman and Chief Executive Officer of this great company we have established bold, highly ambitious five-year growth plans that have guided our growth and success. Our new five-year strategic plan, the *Journey to '30,* has the mission to become the very best commercial real estate capital markets company in the world. We will do this by expanding our lending operations, growing investment sales across asset classes and geographies, increasing banker and broker productivity, leveraging data and technology to increase efficiencies and deepen client relationships, and continuing to grow the durable revenues from our servicing and asset management segment. As we execute on the component parts of the strategy, we have a clear roadmap to achieve the following financial goals for 2030:

- Total transaction volume of $115 billion

- Total revenues of $2+ billion

- Diluted earnings per share of $8.00 to $10.00

- Adjusted EBITDA[2] of $400 million to $500 million

Walker & Dunlop has the durable business model and team in place to continue scaling our existing platform and adding new, innovative technology-focused businesses to complement our growth and meet our clients' needs.

On behalf of our entire team, thank you for your continued trust and investment in Walker & Dunlop. We have an incredible company that is poised for growth and success over the next five years as we embark on the *Journey to '30*.

Sincerely,

Willy Walker
Chairman & Chief Executive Officer

FOOTNOTES:
1) Mortgage Banker's Association Commercial and Multifamily Real Estate Forecast (January 2026).
2) This is a non-GAAP financial measure the company presents to help investors better understand our financial performance. For a reconciliation of targeted adjusted EBITDA to GAAP net income, refer to the section at the back of this Annual Report titled "Targeted Adjusted Financial Measure Reconciliation to GAAP."
3) This is a non-GAAP financial measure the company presents to help investors better understand our financial performance.

The Company is unable to provide a reconciliation of its forward-looking non-GAAP financial measure, Adjusted Core EPS, to the most directly comparable GAAP financial measure, EPS, without unreasonable effort. This is due to the inherent difficulty of forecasting certain items that are excluded from Adjusted Core EPS, including, but not limited to, the impact of non-cash share-based compensation expense, acquisition-related costs, restructuring charges, gains or losses on asset sales, and other non-recurring or unusual items. The timing, magnitude, and impact of these items are uncertain and could be material to the Company's results computed in accordance with GAAP. Accordingly, a reconciliation of this forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available without unreasonable effort.

This Annual Report includes forward-looking statements within the meaning of federal securities law. Please see page 3 of our 2025 Form 10-K filed with the Securities and Exchange Commission for additional information regarding forward-looking statements.

WALKER & DUNLOP

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35000

Walker & Dunlop, Inc.
(Exact name of registrant as specified in its charter)

Maryland	80-0629925
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7272 Wisconsin Avenue, Suite 1300 Bethesda, Maryland	20814
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(301) 215-5500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value Per Share	WD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller Reporting Company ☐
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $1.7 billion as of the end of the Registrant's second fiscal quarter (based on the closing price for the common stock on the New York Stock Exchange on June 30, 2025). The Registrant has no non-voting common equity.

As of January 31, 2026, there were 34,060,397 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement of Walker & Dunlop, Inc. with respect to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, on or prior to May 18, 2026 are incorporated by reference into Part III of this report.

INDEX

PART I

Forward-Looking Statements

Some of the statements in this Annual Report on Form 10-K of Walker & Dunlop, Inc. and subsidiaries (the "Company," "Walker & Dunlop," "we," or "our") may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans, or intentions.

The forward-looking statements contained in this Annual Report on Form 10-K reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions, and changes in circumstances that may cause actual results to differ significantly from those expressed or contemplated in any forward-looking statement. Statements regarding the following subjects, among others, may be forward looking:

- the future of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac," and together with Fannie Mae, the "GSEs"), including their existence, relationship to the U.S. federal government, recapitalization, origination capacities, and their impact on our business;

- our obligations to repurchase or indemnify the GSEs for loans we originate under their programs and any potential losses we may incur as a result;

- changes to and trends in the interest rate environment and its impact on our business;

- our growth strategy;

- our projected financial condition, liquidity, and results of operations;

- our ability to obtain and maintain warehouse and other loan-funding arrangements;

- our ability to make future dividend payments or repurchase shares of our common stock;

- availability of and our ability to attract and retain qualified personnel and our ability to develop and retain relationships with borrowers, key principals, and lenders;

- degree and nature of our competition;

- changes in governmental regulations, policies, and programs, tax laws and rates, tariffs and global trade policies, and similar matters and the impact of such regulations, policies, and actions;

- our ability to comply with the laws, rules, and regulations applicable to us, including additional regulatory requirements for broker-dealer and other financial services firms;

- trends in the commercial real estate finance market, commercial real estate values, the credit and capital markets, or the general economy, including rent growth and demand for multifamily housing and low-income housing tax credits; and

- general volatility of the capital markets and the market price of our common stock.

While forward-looking statements reflect our good-faith projections, assumptions, and expectations, they do not guarantee future results. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law. For a further discussion of these and other factors that could cause future results to differ materially from those expressed or contemplated in any forward-looking statements, see "Risk Factors."

Item 1. Business

General

We are a leading commercial real estate (i) services, (ii) finance, and (iii) technology company in the United States. Through investments in people, brand, and technology, we have built a diversified suite of commercial real estate services to meet the needs of our customers. Our services include (i) multifamily lending, property sales, appraisal, valuation, and research, (ii) commercial real estate debt brokerage and advisory services, (iii) investment management, and (iv) affordable housing lending, property sales, tax credit syndication, development, and investment. We leverage our technological resources and investments to (i) provide an enhanced experience for our customers, (ii) identify refinancing and other financial and investment opportunities for new and existing customers, and (iii) drive efficiencies in our internal processes. We believe our people, brand, and technology provide us with a competitive advantage, as evidenced by 72%, 72%, and 69% of refinancing volumes coming from new loans to us for the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, 19%, 20%, and 22% of total transaction volumes came from new customers for the years ended December 31, 2025, 2024, and 2023, respectively.

We are one of the largest service providers to multifamily operators in the country. We originate, sell, and service a range of multifamily and other commercial real estate financing products, including loans through the programs of the GSEs, and the Federal Housing Administration, a division of the U.S. Department of Housing and Urban Development (together with Ginnie Mae, "HUD") (collectively, the "Agencies"). We retain servicing rights and asset management responsibilities on substantially all loans that we originate for the Agencies' programs. We broker, and occasionally service, loans to commercial real estate operators for many life insurance companies, commercial banks, and other institutional investors, in which cases we do not fund the loan but rather act as a loan broker.

We provide multifamily property sales brokerage and appraisal and valuation services and engage in commercial real estate investment management activities, including a focus on the affordable housing sector through low-income housing tax credit ("LIHTC") syndication. We engage in the development of affordable housing projects through joint ventures with real estate developers. We provide housing market research and real estate-related investment banking and advisory services, which provide our clients and us with market insight into many areas of the housing market. Our clients are owners and developers of multifamily properties and other commercial real estate assets across the country. We also underwrite, service, and asset-manage shorter-term loans on transitional commercial real estate. Most of these shorter-term loans are closed through a joint venture or through separate accounts managed by our investment management subsidiary, Walker & Dunlop Investment Partners, Inc. ("WDIP"). In the past, some of these shorter-term loans were closed and retained on our balance sheet through our Interim Loan Program (as defined below in *Investment Management and Principal Lending and Investing*). We are a leader in commercial real estate technology through developing and acquiring technology resources that (i) provide innovative solutions and a better experience for our customers, (ii) allow us to drive efficiencies across our internal processes, and (iii) allow us to accelerate the growth of our small-balance lending business and our appraisal platform, Apprise by Walker & Dunlop ("Apprise").

Walker & Dunlop, Inc. is a holding company. We conduct the majority of our operations through Walker & Dunlop, LLC, our operating company.

Segments

Our executive leadership team, which functions as our chief operating decision making body, makes decisions and assesses performance based on the following three reportable segments: (i) Capital Markets, (ii) Servicing & Asset Management, and (iii) Corporate. The reportable segments are determined based on the product or service provided and reflect the manner in which management is currently evaluating the Company's financial information. The segments and related services are described in the following paragraphs.

Capital Markets ("CM")

CM provides a comprehensive range of commercial real estate finance products to our customers, including Agency lending, debt brokerage, property sales, appraisal and valuation services, and real estate-related investment banking and advisory services, including housing market research. Our long-established relationships with the Agencies and institutional investors enable us to offer a broad range of loan products and services to our customers. We provide property sales services to owners and developers of multifamily and hospitality properties and commercial real estate appraisals for various lenders and investors. Additionally, we earn subscription fees for our housing related research. The primary services within CM are described below.

Agency Lending

Fannie Mae—We are one of 25 approved lenders that participate in Fannie Mae's Delegated Underwriting and Servicing ("DUS") program for multifamily, manufactured housing communities, student housing, affordable housing, small balance loans, and certain seniors housing properties. Under the Fannie Mae DUS program, Fannie Mae has delegated to us responsibility for ensuring that the loans we originate under the program satisfy the underwriting and other eligibility requirements established by Fannie Mae. In exchange for this delegation of authority, we share risk for a portion of the losses that may result from a borrower's default. For loans originated pursuant to the Fannie Mae DUS program, we generally are required to share the risk of loss, with our maximum loss capped at 20% of the loan amount at origination, except for rare instances when we negotiate a cap that may be higher, including up to 100% of a loan's unpaid principal balance or lower for loans with unique attributes. For more information regarding our risk-sharing agreements with Fannie Mae, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Quality, Allowance for Risk-Sharing Obligations, and Loan Repurchases" below. Most of the Fannie Mae loans that we originate are sold in the form of a single loan Fannie Mae-guaranteed security to third-party investors. Fannie Mae contracts us to service and asset-manage all loans that we originate under the Fannie Mae DUS program.

We use several techniques to manage our Fannie Mae risk-sharing exposure. These techniques include an underwriting and approval process that is independent of the loan originator; evaluating and modifying our underwriting criteria given the underlying multifamily housing market fundamentals; limiting our geographic, borrower, and key principal exposures; and using modified risk-sharing under the Fannie Mae DUS program.

Our underwriting process begins with a review of suitability for our investors and a detailed review of the borrower, key principal(s), and the property. We review the borrower's financial statements for minimum net worth and liquidity requirements and obtain credit and criminal background checks. We also review the borrower's and key principal(s)'s operating track records, including evaluating the performance of other properties owned by the borrower and key principal(s). We also consider the borrower's and key principal(s)'s bankruptcy and foreclosure history. We believe that lending to borrowers and key principals with proven track records as operators mitigates our credit risk.

We review the fundamental value and credit profile of the underlying property, including an analysis of regional economic trends, appraisals of the property, site visits, and reviews of historical and prospective financials. We engage either our Apprise appraisers or third-party vendors for appraisals and third-party vendors for engineering reports, environmental reports, flood certification reports, zoning reports, and credit reports. We utilize a list of approved third-party vendors for these reports. Each report is reviewed by our underwriting team for accuracy, quality, and comprehensiveness. All third-party vendors are reviewed periodically for the quality of their work and are removed from our list of approved vendors if the quality or timeliness of the reports is below our standards. This is particularly true for engineering and environmental reports on which we rely to make decisions regarding ongoing replacement reserves and environmental matters.

Freddie Mac—We are one of 23 lenders approved as a Freddie Mac lender, where we originate and sell to Freddie Mac multifamily, manufactured housing communities, student housing, affordable housing, seniors housing loans, and small balance loans that satisfy Freddie Mac's underwriting and other eligibility requirements. Under Freddie Mac's programs, including Freddie Mac Optigo®, we submit our completed loan underwriting package to Freddie Mac and obtain its commitment to purchase the loan at a specified price after closing. Freddie Mac ultimately performs its own underwriting of loans that we sell to it. Freddie Mac may choose to hold, sell, or later securitize such loans. We rarely have any risk-sharing arrangements on loans we sell to Freddie Mac under its program. Freddie Mac contracts us to service and asset-manage all loans that we originate under its program.

HUD and Ginnie Mae—As an approved HUD MAP and HUD LEAN lender and Ginnie Mae issuer, we provide construction and permanent loans to developers and owners of multifamily housing, affordable housing, seniors housing, and healthcare facilities. We submit our completed loan underwriting package to HUD and obtain HUD's approval to originate the loan after they have performed their own underwriting analysis. We service and asset-manage all loans originated through HUD's various programs.

HUD-insured loans are typically placed in single loan pools which back Ginnie Mae securities. Ginnie Mae is a United States government corporation in the United States Department of Housing and Urban Development. Ginnie Mae securities are backed by the full faith and credit of the United States, and we rarely bear any risk of loss on Ginnie Mae securities. In the event of a default on a HUD-insured loan, HUD will reimburse approximately 99% of any losses of principal and interest on the loan, and Ginnie Mae will reimburse the remaining losses. We are obligated to continue to advance principal and interest payments and tax and insurance escrow amounts on Ginnie Mae securities until the Ginnie Mae securities are fully paid.

Correspondent Network—In addition to our originators, as of December 31, 2025, we had correspondent agreements with 23 independently owned loan originating companies across the country with which we have relationships for Agency loan originations. This network of correspondents helps us extend our geographic reach into new and/or smaller markets on a cost-effective basis; however, we do not source a material proportion of our total originations from correspondents. In addition to identifying potential borrowers and key principals (the individual or individuals directing the activities of the borrowing entity), our correspondents assist us in evaluating loans, including pre-screening the borrowers, key principals, and properties for program eligibility, coordinating due diligence, and generally providing market intelligence. In exchange for providing these services, the correspondent earns an origination fee based on a percentage of the principal amount of the financing arranged and in some cases a fee paid out over time based on the servicing revenues earned over the life of the loan. We regularly review our correspondent network to ensure they are meeting our requirements, including ethical standards.

We recognize *Loan origination and debt brokerage fees, net* and the *Fair value of expected net cash flows from servicing, net of guaranty obligation* from our lending with the Agencies when we commit to both originate a loan with a borrower and sell that loan to an investor. The loan origination and debt brokerage fees, net and the fair value of expected net cash flows from servicing, net of guaranty obligation for these transactions reflect the fair value attributable to loan origination fees, premiums on the sale of loans, net of any co-broker fees, and the fair value of the expected net cash flows associated with servicing the loans, net of any guaranty obligations retained.

We generally fund our Agency loan products through warehouse facility financing and sell them to investors in accordance with the related loan sale commitment, which we obtain concurrent with rate lock. Proceeds from the sale of the loan are used to pay off the warehouse facility borrowing. The sale of the loan is typically completed within 60 days after the loan is closed. We earn net warehouse interest income or expense from loans held for sale while they are outstanding equal to the difference between the note rate on the loan and the cost of borrowing of the warehouse facility. Our cost of borrowing can exceed the note rate on the loan, resulting in a net interest expense.

Our loan commitments and loans held for sale are currently not exposed to unhedged interest rate risk during the loan commitment, closing, and delivery process. The sale or placement of each loan to an investor is negotiated at the same time as we establish the coupon rate for the loan. We also seek to mitigate the risk of a loan not closing by collecting good faith deposits from the borrower. The deposit is only returned to the borrower after the loan is closed. Any potential loss from a catastrophic change in the property condition while the loan is held for sale using warehouse facility financing is mitigated through property insurance equal to replacement cost. We are also protected contractually from an investor's failure to purchase the loan. We have experienced an insignificant number of failed deliveries in our history and have incurred insignificant losses on such failed deliveries.

We have been and may in the future be obligated to repurchase loans that are originated for the Agencies' programs if certain representations and warranties that we provide in connection with such originations are breached. NOTE 2 and NOTE 5 contain disclosures regarding our repurchase activity and the accounting for such repurchases. At times, we may agree to indemnify the relevant Agency pursuant to a forbearance and indemnification agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources Credit Quality, Allowance for Risk-Sharing Obligations, and Loan Repurchases" below for additional details.

Debt Brokerage

Our mortgage bankers who focus on debt brokerage are engaged by borrowers to work with banks and various other institutional lenders to find the most appropriate debt and/or equity solution for the borrowers' needs. These financing solutions are funded directly by the lender, and we receive an origination fee for our services. On occasion, we service the loans after they are originated by the lender.

Property Sales

Through our subsidiary Walker & Dunlop Investment Sales ("WDIS"), we offer nationwide property sales brokerage services to owners and developers of multifamily and hospitality properties that are seeking to sell these properties. Through these property sales brokerage services, we seek to maximize proceeds and certainty of closure for our clients using our knowledge of the commercial real estate and capital markets and relying on our experienced transaction professionals. We receive a sales commission for brokering the sale of these assets on behalf of our clients, and we often are able to provide financing for the purchaser of the properties through our Agency lending or debt brokerage services. Our geographical reach covers many major markets in the United States, and our service offerings include sales of land, student, senior housing, hospitality, and affordable properties. We have broadened the types of assets we sell, increased the number of property sales brokers, and expanded the geographical reach of this platform through hiring and acquisitions and intend to continue this expansion in support of our growth strategy.

Housing Market Research and Real Estate Investment Banking Services

Our subsidiary WDIB, LLC d/b/a Zelman & Associates ("Zelman") is a nationally recognized housing market research and investment banking firm that enhances the information we provide to our clients and increases our access to high-quality market insights in many areas of the housing market, including construction trends, demographics, housing demand and mortgage finance. Zelman generates revenues through the sale of its housing market research data and related publications to banks, investment banks and other financial institutions. Zelman is also a leading independent investment bank providing comprehensive M&A advisory services and capital markets solutions to our clients within the housing and commercial real estate sectors. As part of our growth strategy, we have increased the number of investment bankers to broaden our reach and expertise within the residential housing, building products, Affordable, multifamily and commercial real estate sectors. Prior to the fourth quarter of 2024, we owned a 75% controlling interest in Zelman. During the fourth quarter of 2024 we purchased the remaining 25% interest in Zelman.

Appraisal and Valuation Services

We offer multifamily appraisal and valuation services though our subsidiary, Apprise. Apprise leverages technology and data science to dramatically improve the consistency, transparency, and speed of multifamily property appraisals in the U.S. through our proprietary technology and provides appraisal services to a client list that includes many national commercial real estate lenders. Apprise also provides quarterly and annual valuation services to some of the largest institutional commercial real estate investors in the country. The growth strategy has resulted in an increase in our market share of the appraisal market over the past several years. Additionally, these valuation specialists provide support for and insight to our Agency lending and property sales professionals.

Servicing & Asset Management ("SAM")

SAM focuses on servicing and asset-managing the portfolio of loans we originate and sell to the Agencies, broker to certain life insurance companies, originate loans through our principal lending and investing activities, and manage through our tax credit equity funds focused on the affordable housing sector and other commercial real estate. We earn servicing fees for overseeing the loans in our servicing portfolio and asset management fees for the capital invested in our funds. Additionally, we earn revenue through net interest income on the loans held for investment and the associated warehouse interest expense. The primary services within SAM are described below.

Loan Servicing

We retain servicing rights and asset management responsibilities on substantially all of our Agency loan products that we originate and sell and generate cash revenues from the fees we receive for servicing the loans, from the placement fees on escrow deposits held on behalf of borrowers, and from other ancillary fees relating to servicing the loans. Servicing fees, which are based on servicing fee rates set at the time an investor agrees to purchase the loan and on the unpaid principal balance of the loan, are generally paid monthly for the duration of the loan. In addition to servicing substantially all of our Agency loan products, we also service some of the loans we broker for institutional investors, primarily life insurance companies. We may also occasionally leverage the scale of our servicing operation by acquiring the rights to service and asset-manage loans originated by others through direct portfolio acquisitions or entity acquisitions. We are an approved servicer for Fannie Mae, Freddie Mac, and HUD loans and service loans for many different life insurance companies. We are currently a rated primary servicer with Fitch Ratings. Our servicing function includes loan servicing and asset management activities, performing or overseeing the following activities:

- carrying out all cashiering functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan;

- administering reserve and escrow funds for repairs, tenant improvements, taxes, and insurance;

- obtaining and analyzing financial statements of the borrower and performing periodic property inspections;

- preparing and providing periodic reports and remittances to the GSEs, investors, master servicers, or other designated persons;

- administering lien filings; and

- performing other tasks and obligations that are delegated to us.

Life insurance companies, whose loans we may service, may perform some or all of the activities identified in the list above. We outsource some of our servicing activities to third parties.

Our Fannie Mae servicing arrangements generally provide for prepayment protection to us in the event of a voluntary prepayment. For loans serviced for Freddie Mac, the economic deterrent that reduces the risk of loan prepayment comes in the form of a yield maintenance formula or defeasance requirement wherein the borrower is required to replace the prepaid loan with securities that offer an equivalent return. For loans serviced outside of Fannie Mae or Freddie Mac, we typically do not have similar prepayment protections.

For most loans we service under the Fannie Mae DUS program, we are required to advance the principal and interest payments and guarantee fees for four months should a borrower cease making payments under the terms of their loan, including while that loan is in forbearance. After advancing for four months, we may request reimbursement by Fannie Mae for the principal and interest advances, and Fannie Mae will reimburse us for these advances within 60 days of the request. Under the Ginnie Mae program, we are obligated to advance the principal and interest payments and guarantee fees until the HUD loan is brought current, fully paid or assigned to HUD. We are eligible to assign a loan to HUD once it is in default for 30 days. If the loan is not brought current, or the loan otherwise defaults, we are not reimbursed for our advances until such time as we assign the loan to HUD and file a claim for mortgage insurance benefits or work out a payment modification for the borrower. For loans in default, we may repurchase those loans out of the Ginnie Mae security, at which time our advance requirements cease, and we may then modify and resell the loan or assign the loan back to HUD and be reimbursed for our advances. We are not obligated to make advances on the loans we service under the Freddie Mac Optigo® program or our bank and life insurance company servicing agreements.

Under the Ginnie Mae program, we are obligated to advance tax and insurance escrow shortfalls and principal and interest payments on the Ginnie Mae securities until the Ginnie Mae security is fully paid. In the event of a default on a HUD-insured loan, we can elect to assign the loan to HUD and file a mortgage insurance claim. HUD will reimburse approximately 99% of the principal balance on the loan and approximately 85% of the delinquent interest on the loan, and Ginnie Mae will reimburse the remaining 1% of principal and substantially all of the remaining interest. In certain cases, we may bring the loan current through a modification or partial mortgage insurance claim rather than assigning it to HUD.

As discussed above in *Capital Markets – Agency Lending,* we have risk-sharing obligations on substantially all loans we originate under the Fannie Mae DUS program. When a Fannie Mae DUS loan is subject to full risk-sharing, we absorb losses on the first 5% of the unpaid principal balance of a loan at the time of loss settlement, and above 5% we share a percentage of the loss with Fannie Mae, with our maximum loss capped at 20% of the original unpaid principal balance of the loan (subject to doubling or tripling if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae). Our full risk-sharing is currently limited to loans up to $400 million, which equates to a maximum loss per loan of $80 million (such exposure would occur in the event that the underlying collateral is determined to be completely without value at the time of loss). For loans in excess of $400 million, we receive modified risk-sharing. We also may request modified risk-sharing at the time of origination on loans below $400 million, which reduces our potential risk-sharing losses from the levels described above, if we do not believe that we are being fully compensated for the risks of the transaction. The full risk-sharing limit has varied over time. Accordingly, loans originated in the past may have been subject to modified risk-sharing at lower levels. In limited circumstances we have agreed, and may in the future agree, with Fannie Mae to increase our loss sharing up to 100% of a loan's unpaid principal balance ("UPB") in lieu of the risk-sharing agreement described above.

Our servicing fees for risk-sharing loans include compensation for the risk-sharing obligations and are larger than the servicing fees we would receive from Fannie Mae for loans with no risk-sharing obligations. We receive a lower servicing fee for modified risk-sharing than for full risk-sharing. For brokered loans that we also service, we collect ongoing servicing fees while those loans remain in our servicing portfolio. The scope of services we perform for brokered capital sources is typically limited to cashiering only; as a result, the servicing fees we typically earn on brokered loan transactions are lower than the servicing fees we earn on Agency loans.

Investment Management and Principal Lending and Investing

Investment Management—Through our investment management subsidiary, WDIP, we function as the operator of a private commercial real estate investment adviser focused on the management of senior debt, mezzanine debt, preferred equity, and joint venture equity investments in commercial real estate funds. WDIP's current assets under management ("AUM") of $2.7 billion primarily consist of four equity investment vehicles: Fund IV, Fund V, Fund VI, and Fund VII, (the "Equity Funds") and two credit funds, Debt Fund I, and Debt Fund II (the "Debt Funds" and, together with the Equity Funds, the "Funds"), as well as separate accounts managed primarily for life insurance companies and a preferred equity JV with a large Canadian pension fund. AUM for the Funds and for the separate accounts consists of both unfunded commitments and funded investments. Unfunded commitments are highest during the fundraising and investment phases. WDIP receives management fees based on both unfunded commitments and funded investments. Additionally, with respect to the Funds, WDIP receives a percentage of the return above the fund return hurdle rate specified in the fund agreements.

In the fourth quarter 2023, WDIP launched a credit fund ("Debt Fund I") focused on transitional lending with a large, institutional insurance company. Debt Fund I focuses on the same core product as the Interim Program JV, discussed more fully below. The Company underwrites, services, and asset manages all loans originated for the credit fund and has a 5% co-investment obligation. The majority of the capital raised through Debt Fund I was deployed throughout 2024. In the fourth quarter 2024, WDIP closed the first round of a commingled multi-investor credit fund ("Debt Fund II") focused on the same core product as Debt Fund I. Investors in Debt Fund II include life insurance companies, pension funds, high net worth individuals and Walker & Dunlop.

Principal Lending and Investing—Through a joint venture with an affiliate of Blackstone Mortgage Trust, Inc., the Company offered short-term senior secured debt financing products that provided floating-rate, interest-only loans for terms of generally up to three years to experienced borrowers seeking to acquire or reposition multifamily properties that did not qualify for permanent financing (the "Interim Program JV" or the "joint venture"). The joint venture funded its operations using a combination of equity contributions from its owners and third-party credit facilities. We hold a 15% ownership interest in the Interim Program JV and are responsible for sourcing, underwriting, servicing, and asset-managing the loans originated by the joint venture. The Interim Program JV assumes full risk of loss while the loans it originates are outstanding, while we assume risk commensurate with our 15% ownership interest. The Interim Program JV has not originated new loans since 2022, resulting in a small number of loans remaining in the Interim Program JV as of December 31, 2025. We expect the joint venture to be terminated once all loans are fully repaid.

We previously used a combination of our own capital and warehouse debt financing, to offer interim loans that do not meet the criteria of the Interim Program JV (the "Interim Loan Program"). We originated and held these Interim Loan Program loans for investment, which were included on our balance sheet, and during the time that these loans were outstanding, we assumed the full risk of loss. We have steadily reduced our reliance on our own capital and warehouse debt financing to fund interim loans in order to focus on raising third-party capital solutions, like Debt Fund I and Debt Fund II, to meet market demand and pursue our investment management growth strategy. Consequently, there were no loans outstanding under the Interim Loan Program as of December 31, 2025.

Affordable Housing Real Estate Services

We provide affordable housing investment management and real estate services through our subsidiaries, collectively known as Walker & Dunlop Affordable Equity ("WDAE"). WDAE is one of the largest tax credit syndicators and affordable housing developers in the U.S. and provides alternative investment management services focused on the affordable housing sector through LIHTC syndication and development of affordable housing projects through joint ventures. Our affordable housing investment management team works with our developer clients to identify properties that will generate LIHTCs and meet our affordable investors' needs, and forms limited partnership funds ("LIHTC funds") with third-party investors that invest in the limited partnership interests in these properties and earns a syndication fee for these services. WDAE serves as the general partner of these LIHTC funds, and it receives fees, such as asset management fees, and a portion of refinance and disposition proceeds as compensation for its work as the general partner of the fund.

We invest, as the managing or non-managing member of joint ventures, with developers of affordable housing projects that are partially funded through LIHTCs. When possible, WDAE syndicates the LIHTC investment necessary to build properties through these joint venture partnerships. The joint ventures earn developer fees, and we receive the portion of the economic benefits commensurate with our investment in the joint ventures, including cash flows from operations and sales/refinancing.

We advance funds to our joint venture developer partners in connection with our LIHTC operations. The funds are used to fund the joint venture partner in preparing properties for development and ultimately to be sold or syndicated into a LIHTC fund. To manage our risk of loss on these advances, we evaluate the underlying property fundamentals, the expected cash flows and economics of the LIHTC syndication, and the developer's track record. Additionally, we continually monitor progress on development deals and take appropriate actions as needed to mitigate our risk of loss. The Company, or its predecessor, has never incurred a material loss associated with these advances.

We also advance funds to third-party developers with whom we have long-standing relationships for durations of generally less than a year. We evaluate these advances on a deal-by-deal basis by reviewing similar factors that we do for our advances to our joint venture partners. Additionally, these advances often involve the acquisition of land or property, for which we usually receive a security interest in the form of a mortgage or lien along with guarantees from the developer. Lastly, we require a letter of intent giving us the exclusive right to invest in the LIHTC investment.

Corporate

The Corporate segment consists primarily of our treasury operations and other corporate-level activities. Our treasury operations include monitoring and managing our liquidity and funding requirements, including our corporate debt. Other major corporate-level functions include our equity-method investments, accounting, information technology, legal, human resources, marketing, internal audit, and various other corporate groups.

Our Growth Strategy

In 2020, the Company implemented a strategy to reach $2 billion of total annual revenues by the end of 2025 by accomplishing the following milestones: (i) at least $60 billion of annual debt financing volume, (ii) at least $5 billion of annual small balance multifamily debt financing volume, (iii) annual property sales volume of at least $25 billion, (iv) an unpaid principal balance of at least $160 billion in our servicing portfolio, and (v) at least $10 billion of assets under management. We also established several environmental, social, and governance ("ESG") targets we aimed to achieve by December 31, 2025. The macroeconomic environment since the middle of 2022, especially related to inflation, elevated interest rates, and tighter liquidity, materially disrupted the amount and timing of commercial real estate transaction activity in 2023, 2024, and 2025. This disruption led to a significant slowdown in debt financing, small balance lending, and property sales activity. This disruption has also caused us to moderate our pace of investment in some areas of our business necessary to fully achieve these milestones, including the number of technology professionals, salespeople, and amount of capital invested throughout our business. While we remain committed to growing our operations and believe that macroeconomic and industry conditions will recover over the coming years, we did not meet most of these goals by the end of 2025.

The following table summarizes our results compared to these 2025 milestones.

Milestone (in thousands)	2021	2022	2023	2024	2025	2025 Milestone
Revenues	$ 1,259,178	$ 1,258,753	$ 1,054,440	$ 1,132,490	$ 1,234,306	$ 2,000,000
Debt financing volume	48,911,120	43,605,984	24,202,859	30,154,666	41,483,695	60,000,000
Small balance lending volume	515,757	745,686	634,280	750,388	870,183	5,000,000
Property sales volume	19,254,697	19,732,654	8,784,537	9,751,223	13,349,892	25,000,000
Servicing portfolio	115,700,564	123,133,855	130,471,524	135,287,012	143,978,153	160,000,000
Assets under management	16,437,865	16,748,449	17,321,452	18,423,463	18,631,100	10,000,000

Competition

We compete in the commercial real estate services industry. We face significant competition across our business, including, but not limited to, commercial real estate services subsidiaries of large national commercial banks, privately-held and public commercial real estate service providers, Commercial Mortgage-Backed Security ("CMBS") conduits, public and private real estate investment trusts, private equity, investment funds, and insurance companies, some of which are also investors in loans we originate. Our competitors include, but are not limited to, Wells Fargo, N.A.; CBRE Group, Inc.; Jones Lang LaSalle Incorporated; Marcus & Millichap, Inc.; Eastdil Secured; PNC Real Estate; Northmarq Capital, LLC; Newmark Realty Capital; and Berkadia Commercial Mortgage, LLC. Many of these competitors enjoy advantages over us, including greater name recognition, financial resources, well-established investment management platforms, and access to lower-cost capital. The commercial real estate services subsidiaries of the large national commercial banks may have an advantage over us in originating commercial loans if borrowers already have other lending or deposit relationships with the bank. We are the ninth largest LIHTC syndicator in the country. Competitors in this fragmented but highly competitive industry include but are not limited to: Boston Financial Investment Management, L.P., Raymond James & Associates, Inc., Enterprise Community Partners, Inc., The Richman Group Affordable Housing Corporation, National Equity Fund, Inc., and PNC Real Estate.

We compete on the basis of quality of service, the ability to provide useful insights to our borrowers, speed of execution, relationships, loan structure, terms, pricing, and breadth of product offerings. Our ability to provide useful insights to borrowers includes our knowledge of local and national real estate market conditions, our loan product expertise, our analysis and management of credit risk and leveraging data and technology to bring ideas to our clients. Our competitors seek to compete aggressively on these factors. Our success depends on our ability to offer attractive loan products, provide superior service, demonstrate industry depth, maintain and capitalize on relationships with investors, borrowers, and key loan correspondents, and remain competitive in pricing. In addition, future changes in laws, regulations, and Agency program requirements, increased investment from foreign entities, and consolidation in the commercial real estate finance market could lead to the entry of more competitors.

Regulatory Requirements

Our business is subject to laws and regulations in a number of jurisdictions. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of business activities involved. The regulatory requirements that apply to our activities are subject to change from time to time and may become more restrictive, making our compliance with applicable requirements more difficult or expensive or otherwise restricting our ability to conduct our business in the manner that it is now conducted. Additionally, as we expand into new operations, we likely will face new regulatory requirements applicable to such operations. For example, our expansion into LIHTC syndication and broker-dealer activities in 2021 subjected us to new regulatory requirements. While such regulatory requirements may not result in fines and penalties, changes in applicable regulatory requirements, including changes in their enforcement, could materially and adversely affect us.

Federal and State Regulation of Commercial Real Estate Activities

Our multifamily and commercial real estate lending, property sales, servicing, asset management, and appraisal activities are subject, in certain instances, to supervision and regulation by federal and state governmental authorities in the United States. In addition, these activities may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, regulate lending activities, regulate conduct with borrowers, establish maximum interest rates, finance charges, and other charges and require disclosures to borrowers. Although most states do not regulate commercial finance, certain states impose limitations on interest rates, as well as other charges on certain collection practices and creditor remedies. Some states also require licensing of lenders, loan and property brokers, loan servicers and real estate appraisers as well as adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, the USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control, the Employee Retirement Income Security Act of 1974, as amended, which we refer to as "ERISA," and federal and state securities laws and regulations.

Requirements of the Agencies

To maintain our status as an approved lender for Fannie Mae and Freddie Mac and as a HUD-approved mortgagee and issuer of Ginnie Mae securities, we are required to meet and maintain various eligibility criteria established by the Agencies, such as minimum net worth, operational liquidity and collateral requirements, and compliance with reporting requirements. We also are required to originate our loans and perform our loan servicing functions in accordance with the applicable program requirements and guidelines established by the Agencies. If we fail to comply with the requirements of any of these programs, the Agencies may terminate or withdraw our approval. In addition, the Agencies have the authority under their guidelines to terminate a lender's authority to sell loans to them and service their loans and to require lenders to repurchase loans. The loss of one or more of these approvals would have a material adverse impact on us and could result in further disqualification with other counterparties, and we may be required to obtain additional state lender or mortgage banker licensing to originate loans if that status is revoked.

Investment Advisers Act

Under the Investment Advisers Act of 1940, WDIP is required to be registered as an investment adviser with the Securities and Exchange Commission ("SEC") and follow the various rules and regulations applicable to investment advisers. These rules and regulations cover, among other areas, communications with investors, marketing materials provided to potential investors, disclosure and calculation of fees, calculation and reporting of performance information, maintenance of books and records, and custody. Investment advisers are also subject to periodic inspection and examination by the SEC and filing requirements on Form ADV and Form PF. Should WDIP not meet any of the requirements of the Investment Advisers Act, it could face, among other things, fines, penalties, legal proceedings, an order to cease and desist, or revocation of its registration.

Requirements of Registered Broker-Dealers

Under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as a member of the Financial Industry Regulatory Authority ("FINRA"), Zelman is required to follow the various rules and regulations applicable to broker-dealers. These rules and regulations cover, among other things, sales practices, fee arrangements, disclosures to clients, capital adequacy, use and safekeeping of clients' funds, and securities, material non-public information, recordkeeping and reporting and the qualification and conduct of officers, employees and independent contractors. Broker-dealers are subject to periodic inspection and examination by the SEC and FINRA. Should Zelman not meet any of the requirements, Zelman may receive a deficiency letter identifying potential compliance issues that must be addressed and may face enforcement actions if any violations or compliance issues are not resolved.

Human Capital Resources

As of December 31, 2025, we had a total of 1,466 employees, representing a 4.8% increase from the prior year, driven by growth in both corporate infrastructure and revenue-generating roles. This included expanded capacity within our servicing and asset management segment to support the growth of our managed assets, and the opening of an office in London as we embark on the global expansion of our Capital Markets segment. None of our employees are represented by a union or subject to a collective bargaining agreement and no work stoppages were experienced during the year.

As our organization grows, we remain committed to cultivating a high-trust and respectful workplace culture shaped by the Walker Way, a set of values that guide how we work and interact: Driven, Caring, Collaborative, Insightful, and Tenacious. The Walker Way is embedded across our core people processes, including values-based goal setting, performance evaluations, talent development, and recognition programs, creating a consistent framework for a positive and engaging workplace experience for all WDers.

As of December 31, 2025, we have been recognized by Fortune Magazine as a Great Place to Work® nine times. In 2025, 87% of employee respondents to the Great Place to Work® survey agreed that: "Taking everything into account, I would say this is a great place to work."

	As of December 31,	
Human Capital Metrics:	**2025**	**2024**
Full-time employees	1,466	1,399
Voluntary annualized turnover rate	7%	8%
Average tenure (years)	5.3	5.0
Employees promoted into new roles	254	233

Talent

The Walker Way underpins our people strategy, which focuses on attracting, developing, and retaining talented professionals to support our business objectives, while building internal talent pipelines and cultivating future leaders.

Our approach to talent development is designed to support performance, growth, and leadership capability across the organization. This approach includes clear performance expectations, ongoing feedback, and formal goal setting, supported by semi-annual performance reviews that incorporate 360-degree feedback.

Outputs from these processes inform a structured 9-Box Talent Planning framework that evaluates performance, potential, and succession readiness. This framework provides visibility into talent pathways and supports development planning and continuity for critical roles across the organization.

In addition, early-career programs support long-term talent acquisition and internal pipelining to meet current and future business needs. During the year we launched the inaugural Emerging Producer Program, providing structured training, mentorship, and exposure to the sales process, while serving as an entry point into revenue-generating roles and supporting long-term sales capacity and growth.

Employee Engagement and Recognition

Employee engagement and recognition support alignment with our values and consistency in employee experience as the organization grows. Engagement is monitored through a combination of annual and ongoing feedback mechanisms, which inform actions and programs intended to reinforce communication, transparency, and connection across the organization.

Based on our 2025 Great Place to Work® survey results, 83% of responses were rated favorable on average across all survey statements. While this represented a modest decline from the prior year, we continued to focus on improving consistency in employee experience, and the experience gap narrowed.

Recognition programs are designed to reinforce alignment with the Walker Way values and shared performance standards. These programs include spot bonuses and quarterly awards.

Employee Resource Groups (ERGs) contribute to employee engagement and culture by supporting community building, professional development, and dialogue around workplace experience. As of December 31, 2025, we had 10 ERGs, and 41% of employees participated in at least one ERG during the year. Our ERGs are open to all employees. We are purposeful in our drive to promote a workplace where all of our employees feel welcome, are engaged and can develop within the Company.

Health, Safety and Well-being

Supporting employee well-being is an important component of our broader human capital approach. We offer programs and benefits to support employee health, safety, and overall well-being, reflecting our commitment to a safe and productive work environment and to meeting employees' needs across a range of personal and professional circumstances. Workplace safety policies and practices apply across our operations, including office-based work and business travel.

Our wellness program includes subsidies of up to $150 per month for qualifying activities and resources focused on employee well-being. In 2025, approximately 68% of employees participated in the program.

Total Rewards

We maintain a competitive and equitable total rewards program that provides a holistic approach to compensation, benefits, and development-related offerings. Our total rewards program generally consists of base and incentive compensation, health and insurance benefits, paid time off and leave programs, retirement savings opportunities, including a 401(k) company match, wellness benefits, employee stock grants, and professional development resources.

Our total rewards framework also includes tenure-based service awards that recognize employees at key career milestones and their contributions to the Company. Our average tenure as of December 31, 2025 was 5.3 years, up from 5.0 years in 2024. We support employee development and advancement through reimbursement for certain professional certifications and education, aligned with business needs and role requirements.

We also provide paid volunteer time and a charitable matching program to support employee engagement in the communities where we live and work.

We regularly review and benchmark our compensation and benefits programs, and conduct pay equity analyses as part of compensation governance practices to support market alignment and internal equity.

We continue to evaluate our human capital programs and practices to align with workforce needs, business priorities, and regulatory requirements, while upholding The Walker Way.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at http://www.sec.gov.

Our principal Internet website can be found at *http://www.walkerdunlop.com*. The content within or accessible through our website is not part of this Annual Report on Form 10-K. We make available, on or through our website access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a governance section that contains our Corporate Governance Guidelines (which includes our Director Responsibilities and Qualifications), Code of Business Conduct and Ethics, Code of Ethics for Principal Executive Officer and Senior Financial Officers, Board of Directors' Committee Charters for the Audit and Risk, Compensation, and Nominating and Corporate Governance Committees, Complaint Procedures for Accounting and Auditing Matters, and the method by which interested parties may contact our Ethics Hotline.

In the event of any changes to these charters, codes, or guidelines, changed copies will also be made available on our website. If we waive or amend any provision of our code of ethics, we will promptly disclose such waiver or amendment as required by SEC or New York Stock Exchange ("NYSE") rules. We intend to promptly post any waiver or amendment of our Code of Ethics for Principal Executive Officer and Senior Financial Officers to our website.

You may request a copy of any of the above documents, at no cost to you, by writing or telephoning us at: Walker & Dunlop, Inc., 7272 Wisconsin Avenue, Suite 1300, Bethesda, Maryland 20814, Attention: Investor Relations, telephone (301) 215-5500. We will not send exhibits to these reports, unless the exhibits are specifically requested, and you pay a modest fee for duplication and delivery.

Item 1A. Risk Factors

Investing in our common stock involves risks. You should carefully consider the following risk factors, together with all the other information contained in this Annual Report on Form 10-K, before making an investment decision to purchase our common stock. The realization of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations, and the market price and liquidity of our common stock, which could cause you to lose all or a significant part of your investment in our common stock. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements" for more information.

Risks Relating to Our Business

The loss of, changes in, or disruptions to our relationships with the Agencies and institutional investors would adversely affect our ability to originate commercial real estate loans, which would materially and adversely affect us.

Currently, we originate all of our loans held for sale through the Agencies' programs. We are approved as a Fannie Mae DUS® lender nationwide, a Fannie Mae Multifamily Small Loan lender, a Freddie Mac Optigo® lender nationally for Conventional, Seniors Housing, Targeted Affordable Housing and Small Balance Loans, a HUD MAP lender nationwide, a HUD LEAN lender nationally, and a Ginnie Mae issuer. Our status as an approved lender affords us a number of advantages and may be terminated by the applicable Agency at any time. The loss of such status would, or changes in our relationships could, prevent us from being able to originate commercial real estate loans for sale through the particular Agency, which would materially and adversely affect us. It could also result in a loss of similar approvals from the other Agencies. Additionally, federal budgetary policies also impact our ability to originate loans, particularly if they have a negative impact on the ability of the Agencies to do business with us. Changes in fiscal, monetary, and budgetary policies and the operating status of the U.S. government are beyond our control, are difficult to predict, and could materially and adversely affect us. During periods of limited or no U.S. government operations, our ability to originate HUD loans may be severely constrained. The impact that limited or dormant government operations may have on our HUD lending depends on the duration of such impacted operations.

We also broker loans on behalf of certain life insurance companies, investment banks, commercial banks, pension funds, CMBS conduits, and other institutional investors that directly underwrite and provide funding for the loans at closing. In cases where we do not fund the loan, we act as a loan broker. If these investors discontinue their relationship with us and replacement investors cannot be found on a timely basis, we could be adversely affected.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government or the existence of Fannie Mae and Freddie Mac, could materially and adversely affect our business.

Currently, we originate a majority of our loans for sale through the GSEs' programs. Additionally, a substantial majority of our servicing portfolio represents loans we service through the GSEs' programs. Changes in the business charters, structure, or existence of one or both of the GSEs could eliminate or substantially reduce the number of loans we originate with the GSEs, which in turn would lead to a reduction in fees related to such loans. These effects would likely cause us to realize significantly lower revenues from our loan originations and servicing fees, and ultimately would have a material adverse impact on our business and financial results.

In September 2008, the GSEs' regulator, the Federal Housing Finance Agency (the "FHFA"), placed each GSE into conservatorship. The conservatorship is a statutory process designed to preserve and conserve the GSEs' assets and property and put them in a sound and solvent condition. The conservatorships have no specified termination dates and there continues to be discussions regarding the future form of the GSEs, including how long they will continue to exist in their current forms, the extent of their roles in the housing markets and whether or in what form they may exist following conservatorship.

As the primary regulator and the conservator of the GSEs, the FHFA has taken a number of steps during conservatorship to manage the GSEs' multifamily business activities. Since 2013, the FHFA has established limits on the volume of new multifamily loans that may be purchased annually by the GSEs ("caps"). In November 2025, the FHFA updated the GSEs' loan origination caps to $88.0 billion for the four-quarter period beginning January 1, 2026 and ending December 31, 2026, compared to $73.0 billion each for the same period in 2025. The new caps apply to all multifamily business with limited exclusions. The FHFA also maintained the 50.0% target for the GSEs' multifamily business to be mission-driven, affordable housing. We cannot predict whether FHFA will implement further regulatory and other policy changes that will modify the GSEs' multifamily businesses.

Congress has considered various housing finance reform bills since the GSEs went into conservatorship in 2008. Several of the bills have called for the winding down or receivership of the GSEs. We expect Congress to continue considering housing finance reform in the future, including conducting hearings and considering legislation that could alter the housing finance system. We cannot predict the prospects for the enactment, timing or content of legislative proposals regarding the future status of the GSEs.

We are subject to risk of loss in connection with defaults on loans, including loans sold under the Fannie Mae DUS program, and could experience significant servicing advance obligations in connection with Fannie Mae and HUD loans we originate, which could materially and adversely affect our results of operations and liquidity.

As a loan servicer, we maintain the primary contact with the borrower throughout the life of the loan and are responsible, pursuant to our servicing agreements with the Agencies and institutional investors, for asset management. We are also responsible, together with the applicable Agency or institutional investor, for taking actions to mitigate losses. Our asset management process may be unsuccessful in identifying loans that are in danger of underperforming or defaulting or in taking appropriate action once those loans are identified. Decisions regarding loss mitigation are within the control of the Agencies. Previous turmoil in the real estate, credit and capital markets have made this process even more difficult and unpredictable. When loans become delinquent, we may incur additional expenses in servicing and asset managing the loan and are typically required to advance principal and interest payments and tax and insurance escrow amounts.

All of these items discussed above could have a negative impact on our cash flows. Because of the foregoing, a rise in delinquencies could have a material adverse effect on us. Under the Fannie Mae DUS program, we originate and service multifamily loans for Fannie Mae without having to obtain Fannie Mae's prior approval for certain loans, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for the delegated authority to make loans and the commitment to purchase loans by Fannie Mae, we must maintain minimum collateral and generally are required to share risk of loss on loans sold to Fannie Mae. Under the full risk-sharing formula, we are required to absorb the first 5% of any losses on the UPB of a loan at the time of loss settlement, and above 5% we are required to share the loss with Fannie Mae, with our maximum loss generally capped at 20% of the original unpaid principal balance of a loan. In addition, Fannie Mae can double or triple our risk-sharing obligations if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae. Fannie Mae also requires us to maintain collateral, which may include pledged securities, for our risk-sharing obligations. As of December 31, 2025, we had pledged securities of $225.0 million as collateral against future losses related to $68.6 billion of loans outstanding that are subject to risk-sharing obligations, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Quality, Allowance for Risk-Sharing Obligation, and Loan Repurchases" which we refer to as our "at-risk balance." Fannie Mae collateral requirements may change in the future. As of December 31, 2025, our allowance for risk-sharing as a percentage of the at-risk balance was 0.05%, or $37.5 million, and reflects our current estimate of our future expected payouts under our risk-sharing obligations. Over the past 10 years, we have settled $9.2 million of risk-sharing losses, or 0.2 basis points of the average at-risk balance. We cannot ensure that our estimate of the allowance for risk-sharing obligations will be sufficient to cover future actual write-offs. Other factors may also affect a borrower's decision to default on a loan, such as property, cash flow, occupancy, maintenance needs, and other financing obligations. As of December 31, 2025, 11 at-risk Fannie Mae loans with an aggregate unpaid principal balance of $147.8 million and an aggregate collateral-based reserve of $11.4 million had defaulted and were awaiting ultimate disposition. If loan defaults increase, actual risk-sharing obligation payments under the Fannie Mae DUS program may increase, and such defaults and payments could have a material adverse effect on our results of operations and liquidity. In addition, any failure to pay our share of losses under the Fannie Mae DUS program could result in the revocation of our license from Fannie Mae and the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program. In limited circumstances we have agreed, and may in the future agree, with Fannie Mae to increase our loss sharing up to 100% of a loan's UPB in lieu of the risk-sharing agreement described above.

A reduction in the prices paid for our loans and services or an increase in loan or security interest rates required by investors could materially and adversely affect our results of operations.

Our results of operations could be materially and adversely affected if the Agencies or institutional investors lower the price they are willing to pay to us for our loans or services or adversely change the material terms of their loan purchases or service arrangements with us. Multiple factors determine the price we receive for our loans. With respect to Fannie Mae-related originations, our loans are generally sold as Fannie Mae-insured securities to third-party investors. With respect to HUD-related originations, our loans are generally sold as Ginnie Mae securities to third-party investors. In both cases, the price paid to us reflects, in part, the competitive market bidding process for these securities.

We sell loans directly to Freddie Mac. Freddie Mac may choose to hold, sell or later securitize such loans. We believe terms set by Freddie Mac are influenced by similar market factors as those that impact the price of Fannie Mae–insured or Ginnie Mae securities, although the pricing process differs. With respect to loans that are placed with institutional investors, the origination fees that we receive from borrowers are determined through negotiations, competition, and other market conditions.

Loan servicing fees are based, in part, on the risk-sharing obligations associated with the loan and the market pricing of credit risk. The credit risk premium offered by Fannie Mae for new loans can change periodically but remains fixed once we enter into a commitment to sell the loan. Over the past several years, Fannie Mae loan servicing fees have generally been higher than for other products principally due to the market pricing of credit risk. There can be no assurance that such fees will continue to remain at such levels or that such levels will be sufficient if delinquencies occur.

Servicing fees for loans placed with institutional investors are negotiated with each institutional investor pursuant to agreements that we have with them. These fees for new loans vary over time and may be materially and adversely affected by a number of factors, including competitors that may be willing to provide similar services at lower rates.

Interest rate movements, market volatility, and borrower financing preferences could reduce origination volumes, compress margins, and adversely affect our fee income and servicing assets.

Our revenue is significantly driven by transaction volumes, pricing, and servicing-related income in the multifamily and commercial real estate debt capital markets. Rapid changes in interest rates, sustained elevated rates, yield curve inversions, or increased market volatility may reduce refinancing and transaction activity, delay borrower decision-making, increase borrower payment burdens, and limit the availability of accretive financing alternatives. In addition, these conditions may cause clients to favor floating-rate or shorter-term financing structures, which generally generate lower fees than longer-term or fixed-rate transactions. As a result, origination volumes, margins, gain-on-sale income, fee revenue, and the fair value of mortgage servicing rights may decline or become more volatile, which could materially adversely affect our results of operations and financial condition.

The failure of banks or other major financial institutions, or sustained financial market illiquidity, could adversely affect our and our clients' businesses and results of operations.

The failure of certain financial institutions may increase the possibility of a sustained deterioration of financial market liquidity. The failure of a bank (or banks) with which we and/or our clients have a commercial relationship could adversely affect, among other things, our and/or our clients' ability to pursue key initiatives, including by affecting our ability to borrow from financial institutions on favorable terms. In the event our client has a commercial relationship with a bank that has failed or is otherwise distressed, such client may experience delays or other issues in meeting certain debt service, other funding or credit support obligations or consummating transactions with us. Additionally, if a client has a commercial relationship with a bank that has failed or is otherwise distressed, the client or sponsor may experience issues receiving financial assistance to support their operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations, which, in turn, may have a material adverse effect on our business, results of operations, liquidity, or financial condition.

A significant portion of our revenue is derived from loan servicing fees, and declines in or terminations of servicing engagements or breaches of servicing agreements could have a material adverse effect on us.

We expect that loan servicing fees will continue to constitute a significant portion of our revenues for the foreseeable future. Nearly all of these fees are derived from loans that we originate and sell through the Agencies' programs or place with institutional investors. A decline in the number or value of loans that we originate for these investors or terminations of our servicing engagements will decrease these fees. HUD has the right to terminate our current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee. Our institutional investors typically may terminate our servicing engagements at any time with or without cause, without paying a termination fee. We are also subject to losses that may arise from servicing errors, such as a failure to maintain insurance, pay taxes, or provide notices.

If a significant number of our loan warehouse facilities, on which we are highly dependent, are terminated or reduced, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on us.

We require a significant amount of short-term funding capacity to finance Agency loans we originate. As of December 31, 2025, we had $3.8 billion of committed and uncommitted loan funding available through five commercial banks and $1.5 billion of uncommitted funding available through Fannie Mae's As Soon As Pooled program. Additionally, consistent with industry practice, our existing loan warehouse facilities have terms of one year and therefore require annual renewal. If a significant number of our committed facilities are reduced, terminated, or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to originate loans, which would have a material adverse effect on us. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

If we fail to meet or satisfy any of the financial or other covenants included in our warehouse facilities, we would be in default under one or more of these facilities and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against loans pledged under such facilities and/or restrict our ability to make additional borrowings. These facilities also contain cross-default provisions, such that if a default occurs under any of our debt agreements, generally the lenders under our other debt agreements could also declare a default. These restrictions (and restrictions included in our long-term debt agreement) may interfere with our ability to obtain financing or to engage in other business activities, which could materially and adversely affect us. There can be no assurance that we will maintain compliance with all financial and other covenants included in our loan warehouse facilities in the future.

We have been, and in the future may be, required to repurchase loans or indemnify loan purchasers due to breaches of representations or warranties we have made, either as a result of our actions or based on information provided to us by borrowers or third parties in connection with the sale of loans to third parties, including through the Agencies' programs, which could have a material adverse effect on us.

We must make certain representations and warranties concerning each loan originated by us for the Agencies' programs. The representations and warranties relate to our practices in the origination and servicing of the loans and the accuracy of the information being provided by us. For example, we are generally required to provide, among others, the following representations and warranties: we are authorized to do business and to sell or assign the loan; the loan conforms to the requirements of the Agencies (including with respect to property conditions and the financial performance of the property) and certain laws and regulations; the underlying mortgage represents a valid lien on the property and there are no other liens on the property; the loan documents are valid and enforceable; taxes, assessments, insurance premiums, rents and similar other payments have been paid or escrowed; the property is insured, conforms to zoning laws and remains intact; there is not any act or omission of which we, in the exercise of reasonable diligence should have been aware; and we do not know of any issues regarding the loan that are reasonably expected to cause the loan to be delinquent or unacceptable for investment or adversely affect its value. Many of the representations and warranties we are required to make are based on information provided to us by borrowers or third parties and there is a risk that these representations and warranties may be breached, either inadvertently or due to unforeseen circumstances, including inaccurate, incomplete or fraudulent information provided by borrowers or third parties, errors in documentation, changes in program guidelines, or changes in the regulatory environment. We have in the past been and may in the future be required to repurchase loans or indemnify loan purchasers in connection with inaccurate, incomplete, or fraudulent information provided by borrowers or third parties or other breaches of representations and warranties. We are permitted to satisfy certain of these representations and warranties by furnishing a title insurance policy. Given the inherent risks associated with loan origination and servicing activities, particularly in highly-regulated programs such as Fannie Mae DUS and Freddie Mac Optigo, we maintain underwriting and due diligence processes, compliance procedures, and risk mitigation measures to minimize the likelihood of breaches, though such measures may not always be complied with by our personnel or fully effective in mitigating all risks, especially in the case of breaches tied to the actions of borrowers or third parties, from whom recovery may be limited.

In the event of a breach of any representation or warranty concerning a loan, investors could, among other things, require us to repurchase the full amount of the loan and/or seek indemnification for losses from us, or, for Fannie Mae DUS loans, increase the level of risk-sharing on the loan up to 100% of the unpaid principal balance of the loan. Our obligation to repurchase the loan is independent of our risk-sharing obligations. The Agencies could require us to repurchase the loan if representations and warranties are breached, even if the loan is not in default. Because the accuracy of many such representations and warranties generally is based on our actions or on third-party reports, such as title reports and environmental reports, we may not receive similar representations and warranties from other parties that would serve as a claim against them. Even if we receive representations and warranties from third parties and have a claim against them, in the event of a breach, our ability to recover on any such claim may be limited. Our ability to recover against a borrower that breaches its representations and warranties to us may be similarly limited.

In total, we have been required, or expect to be required, to repurchase or provide indemnification for $221.6 million of loans over the last two years, and we incurred $40.9 million of indemnified and repurchased loan expenses for the year ended December 31, 2025 in connection with these indemnified and repurchased loans. For example, in 2025, we received loan repurchase requests from Freddie Mac for two portfolios of loans with an aggregate unpaid principal balance of $100.0 million. An internal investigation into the origination of the two portfolios of loans revealed fraudulent borrower activity, including undisclosed flip transactions involving concealed lower sale prices and inflated purchase and sale agreements used to establish a higher price for the loans. While investigating the loans, we determined that certain of our employees had not adhered to our loan origination policies and procedures. These employees are no longer at the Company. As of December 31, 2025, we have agreed to indemnify Freddie Mac for one of the portfolios. In the first quarter of 2026, we completed this internal investigation, reported our findings to Freddie Mac and Fannie Mae and are negotiating the terms for the other portfolio. We are continuing to engage with the GSEs regarding loans originated by the former employees. In total, these former employees originated $194.6 million of the loans repurchased over the last two years. The scope, timing, and outcome of these engagements remain uncertain, and additional developments could result in additional repurchases, indemnities, expenses or other negative impacts.

Our ability to recover on a claim against any party would also be dependent, in part, upon the financial condition and liquidity of such party. There can be no assurance that we, our employees or third parties will not make mistakes that would subject us to repurchase or indemnification obligations. A significant amount of repurchase or indemnification obligations imposed on us could have a material adverse effect on us and increase our liquidity needs.

We own and operate multifamily properties as a result of foreclosures or other acquisitions that involve risks that could adversely affect our business and financial results.

We have taken possession of and own a limited number of multifamily properties that we obtained through foreclosures or other acquisitions and may foreclose on additional properties in the future in the ordinary course of our business. The ownership and operation of these properties involves risks, including the risk that the property will not perform as anticipated and that any actual costs for rehabilitation, repositioning, renovation and improvements will exceed estimates. When we take possession of a property, we may face risks associated with entering a new market such as a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures as well as environmental risks associated with owning such properties. The properties may be subject to liabilities, including tax liabilities, which may be without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on our ownership of any of these properties, then we may have to pay substantial sums to settle it.

We have made various investments that are funded with corporate capital. These investments may involve a greater risk of loss than our traditional real estate lending activities.

We use corporate capital to make investments in (i) joint ventures and other equity method investments, (ii) loans to our LIHTC joint venture development partners, (iii) investments in LIHTC equity funds, and (iv) co-investments in funds managed by our registered investment adviser.

(i)   Joint ventures and other equity method investments

We make investments in various joint ventures, including investments in various venture capital funds with a specific focus on identifying and investing in property technology and financial technology companies with a predominant focus on the housing and commercial real estate sectors. We bear the risk that these investments will not be able to generate sufficient cash flows for us to fully recover our capital contributions. These investments are included in *Other assets* on the Consolidated Balance Sheets.

(ii)   Loans to our LIHTC joint venture partners

To provide capital support to the partners in our LIHTC joint ventures, who are the developers of LIHTC properties, we provide loans to these partners. The funds from these loans are used to prepare a property for development and ultimately to be syndicated into a LIHTC fund. These loans are generally short-term and repaid with proceeds from the operation of the properties, construction loans or permanent loans from third-party sources or proceeds from the sale of equity to LIHTC funds. We face risk that these loans to our joint venture partners may not be repaid if the cash flow from operations is not sufficient to repay the loans, loans from third parties cannot be obtained, the equity in the property is not sold to a LIHTC fund, or the value of the equity in the underlying property is sufficient.

(iii)   Investments in LIHTC equity funds

We acquire interests in tax credit property partnerships for sale to LIHTC investment funds and, at any point in time, the aggregate amount of funds advanced can be material. Recovery of these investments is subject to our ability to attract investors to new investment funds.

We have contractual obligations that will require significant uses of capital. Our ability to fund these uses of capital is dependent on both our results of operations and our ability to access capital markets. A decline in the results of our operations, an inability to access capital markets, or an increase in the cost of capital may materially affect our operations.

As discussed in *"*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources*,"* we have made commitments to fund (i) equity-method investments and (ii) investments in affordable housing partnerships to be syndicated into LIHTC investment funds, and we also must satisfy collateral requirements for our Fannie Mae DUS risk-sharing obligations and the operational liquidity requirements of Fannie Mae, Freddie Mac, HUD, Ginnie Mae, and our warehouse facility lenders. To fund these cash flow obligations along with any obligations we may have related to loan repurchases, we typically use cash generated from our operations and, when necessary, from funds raised in the capital markets. A significant decline in our operational performance, an inability to access capital markets for funding, or a sharp rise in our cost of capital could adversely affect our ability to meet these future obligations.

We are dependent upon the success of the multifamily real estate sector, and conditions that negatively impact the multifamily sector may reduce demand for our products and services and materially and adversely affect us.

We provide commercial real estate financial products and services primarily to developers and owners of multifamily properties. Accordingly, the success of our business is closely tied to the overall success of the multifamily real estate market. Various changes in real estate conditions may impact the multifamily sector. Any negative trends in such real estate conditions may reduce demand for our products and services and, as a result, adversely affect our results of operations. These conditions include:

- an oversupply of, or a reduction in demand for, multifamily housing;
- a change in policy or circumstances that may result in a significant number of current and/or potential residents of multifamily properties deciding to purchase homes instead of renting;
- rent control, rent forbearance, or stabilization laws, or other laws regulating multifamily housing, which could affect the profitability or values of multifamily developments;
- the inability of residents and tenants to pay rent;
- changes in the tax code related to investment real estate;
- increased competition in the multifamily sector based on considerations such as the attractiveness, location, rental rates, amenities, and safety record of various properties; and
- increased operating costs, including increased real property taxes, maintenance, insurance, and utilities costs.

Moreover, other factors may adversely affect the multifamily sector, including inflation, political and geographical instability, trade tensions, including the recent tariffs imposed by the United States and retaliatory tariffs by other countries, fluctuations in the real estate and debt capital markets, changes in government fiscal and monetary policies, regulations and other laws, rules and regulations governing real estate, zoning or taxes, changes in interest rate levels, the potential liability under environmental and other laws, and other unforeseen events. Any or all of these factors could negatively impact the multifamily sector and, as a result, reduce the demand for our products and services. Any such reduction could materially and adversely affect us.

The loss of our Chairman and Chief Executive Officer could result in a material adverse effect on our business and results of operations.

Our future success depends to a significant extent on the continued services of William Walker, our Chairman and Chief Executive Officer. The loss of the services of our Chairman and Chief Executive Officer could have a material adverse effect on our business and results of operations. We maintain "key person" life insurance on Mr. Walker, and the insurance proceeds from such insurance may be insufficient to cover the cost associated with recruiting a new Chief Executive Officer.

We intend to drive a significant portion of our future growth through additional strategic acquisitions or investments in new markets, new ventures and new lines of business. If we do not successfully identify, complete and integrate such acquisitions or investments, our growth may be limited. Additionally, expansion of our business domestically or internationally may place significant demands on our administrative, operational, and financial resources, and the acquired businesses or new ventures may not perform as we expect them to or become profitable.

We intend to pursue continued growth by acquiring or starting complementary businesses, but we cannot guarantee such efforts will be successful or profitable. Our future success depends, in part, on our ability to expand or modify our business in response to changing client demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or investments in new ventures rather than through internal growth.

We do not know whether the favorable conditions that have enabled our past growth through acquisitions and strategic investments will continue. The identification of suitable acquisition candidates and new ventures can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions or investments in new ventures on favorable terms, or at all.

In addition, if our growth continues, it could increase our expenses and place additional demands on our management, personnel, information systems, and other resources. Sustaining our growth could require us to commit additional management, operational and financial resources to maintain appropriate operational and financial systems to adequately support expansion. Acquisitions or new investments also typically involve significant costs related to integrating information technology, accounting, reporting, and management services and rationalizing personnel levels and may require significant time to obtain new or updated regulatory approvals from the Agencies and other federal and state authorities. Negative impacts of acquisitions or investments in new markets, new ventures, and new lines of business that could have a material and adverse effect on us include diversion of management's attention from the regular operations of our business and potential loss of our key personnel, inability to hire and retain qualified bankers and brokers, and inability to achieve the anticipated benefits of the acquisitions or new investments. There can be no assurance that we will be able to manage any growth effectively and any failure to do so could adversely affect our ability to generate revenue and control our expenses, which could materially and adversely affect us. In addition, future acquisitions or new investments could result in significantly dilutive issuances of equity securities or the incurrence of substantial debt, contingent liabilities, or expenses or other charges, which could also materially and adversely affect us.

In addition, we must manage the potential conflicts between locally accepted business practices in any given jurisdiction and our obligations to comply with laws and regulations, including anti-corruption laws or regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. We must also manage our obligations to comply with laws and regulations related to trade restrictions, and sanctions, including regulations established by the U.S. Office of Foreign Assets Control. Government agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of anti-corruption laws or regulations, trade restrictions, sanctions, and other laws, rules, and regulations.

If we are unable to successfully identify, complete and integrate acquisitions or investments or manage the complexity of our global operations successfully, our financial results could be adversely affected. We also may be required to or elect to cease or modify our operations or the offering of our products and services in certain regions, including as a result of the risks described above, which could adversely affect our business and financial results.

There is a risk of unfavorable changes to, or elimination of governmental programs that could limit the product offerings of our affordable housing real estate services.

As discussed above under Part I, Item 1. Business "Our Business—Affordable Housing Real Estate Services," our affordable housing real estate service derives revenue from the syndication of partnership interests in properties eligible for low-income housing tax credits, or LIHTCs. Congress could repeal or modify the LIHTC provisions at any time or modify the tax laws so that the value of LIHTC benefits is reduced. If the LIHTC provisions are repealed or adversely modified, the results of operations of our Affordable Housing Real Estate Services would be materially adversely affected.

Our role as a sponsor of investment funds and co-developer of affordable properties exposes us to risks of loss.

In connection with the sponsorship of investment funds, we act as a fiduciary to the investors in our investment funds and could be liable in connection with our actions as a fiduciary. We could also be liable to investors in investment funds and third parties as a result of serving as general partner or special limited partner in various investment funds.

As a co-developer of affordable housing properties, we are exposed to development risks associated with the construction and lease-up of affordable housing properties. A failed project could result in financial and liquidity exposure to us for the completion of the project or the disposition of the project at a loss.

Noncompliance with various requirements by the affordable housing partnerships could impair our investors' right to LIHTCs and have a negative impact on our business.

The ability of investors in tax credit equity funds we sponsor to benefit from LIHTCs requires that the partnerships in which those funds invest operate affordable housing projects in compliance with a number of requirements in the Tax Code and the regulations thereunder. The loss of tax benefits could result under applicable laws if, among other things, the property is not occupied by a minimum percentage of residents whose income falls below specified levels, the level of rent charged to certain residents exceeds certain limits, or the fund's investment in the property is terminated through a sale or foreclosure of the property under certain circumstances. Failure to comply continuously with these requirements throughout a 15-year compliance period could result in loss of the right to those LIHTCs, including recapture of credits that were already taken. While we have no direct liability for such foregone credits, our prospective business and reputation could be negatively impacted by significant and repeated recapture of credits.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting systematically important financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We maintain substantially all of our cash and cash equivalents in domestic cash deposits in systematically important financial institutions, which are Federal Deposit Insurance Corporation ("FDIC") insured banks, and certain of our cash deposits exceed FDIC insurance limits. Market conditions can impact the viability of these institutions, and bank failures, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of FDIC insurance limits will be backstopped by the U.S. government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, or government institutions, or by acquisition in the event of a failure or liquidity crisis.

We are subject to various risks associated with climate change and other ESG matters.

There is increased scrutiny from investors, customers, policymakers, and other stakeholders regarding companies' management of climate change, human capital, and various other ESG matters. For example, there are inherent environmental risks wherever business is conducted. Various events, such as floods, fires, or storms, could interrupt our operations or damage properties we have interests in. Climate change and other environmental pressures may increase the frequency or intensity of such events, as well as contribute to chronic changes (such as sea level rise or changes in meteorological or hydrological patterns) that may result in similar risks. Various actions by society to mitigate or adapt to such phenomena may also result in additional risks, including changes to the desirability of markets where we operate. For example, various regulators (such as California and the European Union) have adopted or are considering adopting requirements for companies to undertake disclosures or actions on climate- and other ESG-related matters. These regulations are not uniform, and may not be interpreted or applied uniformly, which may increase the cost and complexity of compliance, along with any associated risks.

While we engage in various initiatives to manage ESG matters and address related stakeholder expectations, such initiatives can be costly and may not have the desired effect. For example, many of our initiatives leverage methodologies, standards, and data that are complex and continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with the expectations or preferences of any particular stakeholder. Moreover, stakeholder expectations vary and at times conflict. Proponents and opponents of such matters are increasingly resorting to activism, including litigation, to advance their perspectives. Addressing stakeholder expectations or requirements entails costs, and any failure to successfully navigate such expectations, as well as evolving interpretations of any existing governmental laws or requirements, may result in reputational harm, loss of customers, regulatory or investor engagement, or other adverse impacts to our business.

Risks Relating to Regulatory Matters

If we fail to comply with the numerous government regulations and program requirements of the Agencies, we may lose our approved lender status with these entities and fail to gain additional approvals or licenses for our business. We are also subject to changes in laws, regulations and existing Agency program requirements, including with regard to underwriting and asset management requirements and potential increases in reserve and risk retention requirements that could increase our costs and affect the way we conduct our business, which could materially and adversely affect us.

Our operations are subject to regulation by federal, state, and local government authorities, various laws and judicial and administrative decisions, and regulations and policies of the Agencies. These laws, regulations, rules, and policies impose, among other things, minimum net worth, operational liquidity and collateral requirements. Fannie Mae requires us to maintain operational liquidity based on a formula that considers the balance of the loan and the level of credit loss exposure (level of risk-sharing). Fannie Mae requires us to maintain collateral, which may include pledged securities, for our risk-sharing obligations. The amount of collateral required under the Fannie Mae DUS program is calculated at the loan level and is based on the balance of the loan, the level of risk-sharing, the seasoning of the loan, and our rating.

Regulatory authorities also require us to submit financial reports and to maintain a quality control plan for the underwriting, origination and servicing of loans. Numerous laws and regulations also impose qualification and licensing obligations on us and impose requirements and restrictions affecting, among other things: our loan originations; maximum interest rates, finance charges and other fees that we may charge; disclosures to consumers; the terms of secured transactions; debt collection; personnel qualifications; and other trade practices. We also are subject to inspection by the Agencies and regulatory authorities and the regulations and guidelines promulgated by the Agencies are subject to change in the Agencies' discretion. For example, during 2025, the GSEs implemented many significant changes to their multifamily program requirements applicable to us. Our failure to comply with these requirements could lead to, among other things, the loss of a license as an approved Agency lender, the inability to gain additional approvals or licenses, the termination of contractual rights without compensation, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

As a registered broker-dealer, one of our subsidiaries is subject to extensive regulation that exposes us to a variety of risks associated with the securities industry.

Broker-dealer and other financial services firms are subject to extensive regulatory requirements under federal and state laws and regulations and self-regulatory organization ("SRO") rules. One of our subsidiary entities, Zelman Partners, LLC ("Zelman Partners") is registered with the SEC as a broker-dealer under the Exchange Act and in the states in which Zelman Partners conducts securities business and is a member of FINRA and other SROs. Zelman Partners is subject to regulation, examination and disciplinary action by the SEC, FINRA and state securities regulators, as well as other governmental authorities and SROs with which Zelman Partners is registered or licensed or of which Zelman Partners is a member.

The regulations applicable to broker-dealers depend in part on the nature of the business conducted by the broker-dealer, and generally cover all aspects of the securities business, including, among other things, sales practices, fee arrangements, disclosures to clients, capital adequacy, use and safekeeping of clients' funds and securities, recordkeeping and reporting and the qualification and conduct of officers, employees and independent contractors. As part of this regulatory scheme, broker-dealers are subject to regular and special examinations by the SEC and FINRA intended to determine their compliance with securities laws, regulations and rules. Following an examination's conclusion, a broker-dealer may receive a deficiency letter identifying potential compliance or supervisory weaknesses or rule violations which the firm must address. Any such proceeding against Zelman Partners, or any of its associated persons, could harm our reputation, cause us to lose clients or fail to gain new clients and have a material adverse effect on our business.

Our ability to comply with applicable laws, rules and regulations will be largely dependent on our establishment and maintenance of compliance, supervision, recordkeeping and reporting and audit systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. While we have adopted policies and procedures we believe are reasonably designed to comply with applicable laws, rules and regulations, these systems and procedures may not be fully effective, and there can be no assurance that regulators or third parties will not raise material issues with respect to our past or future compliance with applicable regulations.

If we fail to comply with laws, regulations and market standards regarding the privacy, use, and security of customer information, or if we are the target of a successful cyberattack, we may be subject to legal and regulatory actions and our reputation would be harmed.

We rely on hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, "IT Systems"). We own and manage certain IT Systems but also rely on third parties for a range of IT Systems and related products and services, such as cloud computing. We also receive, maintain, and store non-public personal information of our customers as well as proprietary business data. The technology and other controls and processes designed to secure our IT Systems and information and to prevent, detect, and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that any unauthorized access is identified and addressed appropriately. We, and our service providers, are regularly subject to and expect to continue to experience cyberattacks that are increasingly sophisticated (including using artificial intelligence), that are often designed to evade detection, and/or that seek to damage or disrupt our network, as well as those of our service providers, and other information systems. Certain of these cyberattacks, including phishing attacks, have resulted in unauthorized access by third parties to information that we receive, maintain and store in the course of our business. Although no cyberattacks to date resulted in material financial impacts or disruptions to our business, given the accelerating scope, sophistication, and frequency of cyberattacks, there can be no assurance that the cybersecurity incidents we have experienced or any future incident will not materially impact our security, operations and financial results. Future cyberattacks that impact our IT Systems or information, could result in a loss of data, operational disruptions, and even lost business and goodwill. Additionally, we could incur significant costs associated with the recovery from a cyberattack, and these costs may exceed, or the events to which they relate, may be excluded from, coverage under, our cyber insurance.

If customer information is inappropriately accessed and used by a third party or an employee for illegal purposes, such as identity theft, we may be responsible for any losses the affected applicant or borrower may have incurred as a result of misappropriation. In such an instance, we may be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our customers' information. Additionally, if we are the target of a successful cyberattack, we may experience reputational harm that could impact our standing with our borrowers and adversely impact our financial results.

We regularly update our existing information technology systems and install new technologies when deemed necessary and regularly provide employee awareness training around phishing, malware, and other cyber risks and physical security to address the risk of cyberattacks and other security breaches. However, such preventative measures may not be sufficient to prevent all future cyberattacks or breaches of customer information. Additionally, most of our employees work remotely or in a hybrid arrangement and will continue to do so for the foreseeable future. Remote and hybrid working arrangements at our Company (and at many third-party providers) increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. While we have designed our controls and processes to operate in a remote working environment, there is a heightened risk such controls and processes may not detect or prevent unauthorized access to our information systems. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information. Because we make extensive use of service providers that support our operations, significant cyberattacks that disrupt or compromise third-party IT Systems could materially impact our business. The continued development and integration of artificial intelligence in our or third-party providers' operations is expected to pose new and unknown cybersecurity risks.

In addition, we need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation ("GDPR"), which became effective on May 25, 2018, and the State of California adopted the California Consumer Privacy Act of 2018 ("CCPA") and the California Privacy Rights Act of 2020 ("CPRA"). The GDPR, CCPA, and CPRA, among others, impose additional obligations on companies regarding the handling of personal data, provide certain individual privacy rights to persons whose data is stored and create new audit requirements for higher risk data. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock.

We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting power of our capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting power of our then outstanding capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price or supermajority stockholder voting requirements on these combinations. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The "control share" provisions of the MGCL provide that holders of "control shares" of the Company (defined as shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy) entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct and indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to adopt certain mechanisms, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of limiting or precluding a third party from making an acquisition proposal for us or of delaying, deferring or preventing a transaction or a change in control of the Company under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Our authorized but unissued shares of common and preferred stock may prevent a change in control of the Company.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of common or preferred stock with preferences, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock or that could delay, defer, or prevent a transaction or a change in control of the Company that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders' recourse in the event actions are taken that are not in our stockholders' best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter and bylaws obligate us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. In addition, we are obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws.

Our charter contains limitations on our stockholders' ability to remove our directors, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may delay, defer, or prevent a change in control of the Company that is in the best interests of our stockholders.

We are a holding company with minimal direct operations and rely largely on funds received from our subsidiaries for our cash requirements.

We are a holding company and conduct the majority of our operations through Walker & Dunlop, LLC, our operating company. We do not have, apart from our ownership of this operating company and certain other subsidiaries, any significant independent operations. As a result, we rely on distributions from our operating company to pay any dividends we might declare on shares of our common stock. We also rely largely on distributions from this operating company to meet any of our cash requirements, including our tax liability on taxable income allocated to us and debt payments.

In addition, because we are a holding company, any claims from common stockholders are structurally subordinated to all existing and future liabilities (whether or not for borrowed money) and any preferred equity of our operating company. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating company will be able to satisfy the claims of our common stockholders only after all of our and our operating company's liabilities and any preferred equity have been paid in full.

Risks Related to Our Financial Statements

Our financial statements are based in part on assumptions and estimates which, if wrong, could result in unexpected cash and non-cash losses in the future, and our financial statements depend on our internal control over financial reporting.

Pursuant to generally accepted accounting principles in the United States of America ("GAAP"), we are required to use certain assumptions and estimates in preparing our financial statements, including in determining credit loss and indemnification reserves and the fair value of Mortgage Servicing Rights ("MSRs"), among other items. We make fair value determinations based on internally developed models or other means which ultimately rely to some degree on management judgment. These and other assets and liabilities may have no direct observable price levels, making their valuation particularly subjective as they are based on significant estimation and judgment. Several of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If assumptions or estimates underlying our financial statements are incorrect, losses may be greater than those expectations.

Our existing goodwill could become impaired, which may require us to take significant non-cash charges.

Under current accounting guidelines, we evaluate our goodwill at each of our reporting units for potential impairment annually or more frequently if circumstances indicate impairment may have occurred. In addition to the annual impairment evaluation, we evaluate at least quarterly, whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. Any impairment of goodwill as a result of such analysis would result in a non-cash charge against earnings, which charge could materially adversely affect our reported results of operations, stockholders' equity, and our stock price.

<p style="text-align:center">* * *</p>

Any factor described in this filing or in any of our other SEC filings could by itself, or together with other factors, adversely affect our financial results and condition. Refer to our quarterly reports on Form 10-Q filed with the SEC in 2026 for material changes to the above discussion of risk factors.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is guided by the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to, the following:

- risk metrics and self-assessments designed to help identify cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing: (1) our cybersecurity risk assessment processes, (2) our cybersecurity controls and processes, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our cybersecurity controls and processes;

- periodic required cybersecurity awareness training of our employees;

- a Technology & Information Risk Committee, comprised of technology and business leaders, that provides risk advisory and general guidance regarding new and modified information security controls;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Risk Factors – "If we fail to comply with laws, regulations and market standards regarding the privacy, use, and security of customer information, or if we are the target of a successful cyberattack, we may be subject to legal and regulatory actions and our reputation would be harmed."

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit and Risk Committee oversight of cybersecurity risks and the steps that management has taken to monitor and control exposure to such risks.

The Audit and Risk Committee receives quarterly reports from our Chief Information Security Officer ("CISO") and our Chief Information Officer on our cybersecurity risks and meets in executive session with our CISO following such reports. In addition, management updates the Audit and Risk Committee, as necessary, regarding significant cybersecurity incidents.

The Audit and Risk Committee reports to the full Board regarding its activities, including those related to cybersecurity.

In 2024, we created a new position for a full time Chief Risk Officer. Our Chief Risk Officer has primary responsibility for our enterprise risk management program and works with our CISO in the oversight of our cybersecurity risk management program.

Our CISO is primarily responsible for assessing and managing our material risks from cybersecurity threats. Our information technology risk committee is comprised of senior managers in our information technology, loan origination, loan servicing, accounting, and legal groups that meet monthly to review information security risks and the development and implementation of policies and procedures and other controls to mitigate cybersecurity and other information security risks. Our CISO provides a report to our management risk committee on the activities of the information technology risk committee, which in turn, reports regularly to the full Board on its activities.

The CISO supervises both our internal cybersecurity personnel and our retained managed service providers, who among other things, operate security tooling that is deployed in the IT environment and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The CISO brings over 30 years of technology, cybersecurity, and risk management experience from the finance and healthcare industries. His work experience includes the design, implementation, and oversight of control and governance frameworks in complex, hybrid-cloud, and data intensive environments operating in highly regulated entities in the financial services and healthcare insurance industries.

Our information security management team is informed about and monitors efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including managed service providers engaged by us, and alerts and reports produced by security tools deployed in our information technology environment.

Item 2. Properties.

Our principal headquarters are located in Bethesda, Maryland. We believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our results of operations and cash flows when we execute new leases.

Item 3. Legal Proceedings.

In the ordinary course of business, we may be party to various claims and litigation, none of which we believe is material. We cannot predict the outcome of any pending litigation and may be subject to consequences that could include fines, penalties, and other costs, and our reputation and business may be impacted. Our management believes that any liability that could be imposed on us in connection with the disposition of any pending lawsuits would not have a material adverse effect on our business, results of operations, liquidity, or financial condition.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Our common stock trades on the NYSE under the symbol "WD." In connection with our initial public offering, our common stock began trading on the NYSE on December 15, 2010. As of the close of business on January 31, 2026, there were 39 stockholders of record. We believe that the number of beneficial holders is much greater.

Dividend Policy

During 2025, our Board of Directors declared, and we paid, four quarterly dividends of $0.67 per share, totaling $2.68 per share. In February 2026, our Board of Directors declared a dividend for the first quarter of 2026 of $0.68 per share, a 1.5% increase over the dividend declared for the fourth quarter of 2025. We expect to make regular quarterly dividend payments for the foreseeable future.

Our current and projected dividends provide a return to stockholders while retaining sufficient capital to continue investing in the growth of our business. Our Term Loan (defined in Item 7 below) contains direct restrictions on the amount of dividends we may pay, and our warehouse debt facilities and agreements with the Agencies contain minimum equity, liquidity, and other capital requirements that indirectly restrict the amount of dividends we may pay. While the dividend level remains a decision of our Board of Directors, it is subject to these direct and indirect restrictions, and it will continue to be evaluated in the context of future business performance. We currently believe that we can support future comparable quarterly dividend payments, barring significant unforeseen events.

Stock Performance Graph

The following chart graphs our performance in the form of a cumulative five-year total return to holders of our common stock since December 31, 2020 in comparison to the Standard and Poor's ("S&P") 500 and the S&P 600 Small Cap Financials Index for that same five-year period. We believe that the S&P 600 Small Cap Financials Index is an appropriate index to compare us with other companies in our industry and that it is a widely recognized and used index for which components and total return information are readily accessible to our security holders to assist in their understanding of our performance relative to other companies in our industry.

The comparison below assumes $100 was invested on December 31, 2020 in our common stock and in each of the indices shown and assumes that all dividends were reinvested. Our stock price performance shown in the following graph is not indicative of future performance or relative performance in comparison to the indices.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Walker & Dunlop, Inc., the S&P 500 Index
and the S&P 600 Financials Index

Issuer Purchases of Equity Securities

Under the 2024 Equity Incentive Plan, which was approved by stockholders on May 2, 2024 and constitutes an amendment and restatement of the Company's 2020 Equity Incentive Plan, subject to the Company's approval, grantees have the option of electing to satisfy minimum tax withholding obligations at the time of vesting or exercise by allowing the Company to withhold and purchase the shares of stock otherwise issuable to the grantee. For the three months and year ended December 31, 2025, we purchased three thousand shares and 121 thousand shares, respectively, to satisfy grantee tax withholding obligations on share-vesting events. We announced a share repurchase program in the first quarter of 2025. The repurchase program authorized by our Board of Directors permitted us to repurchase up to $75.0 million of shares of our common stock over a 12-month period beginning on February 21, 2025. We did not purchase any shares under this share repurchase program. The Company had $75 million of authorized share repurchase capacity remaining as of December 31, 2025. In February 2026, our Board of Directors again authorized the repurchase of up to $75.0 million of shares of our common stock over a 12-month period beginning on February 26, 2026.

The following table provides information regarding common stock repurchases for the quarter and year ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs	
1st Quarter	97,069	$	88.51	—		
2nd Quarter	8,632	$	73.94	—		
3rd Quarter	13,026	$	79.72	—		
October 1-31, 2025	409	$	84.09	—	$	75,000,000
November 1-30, 2025	726		65.34	—		75,000,000
December 1-31, 2025	1,561		64.41	—		75,000,000
4th Quarter	2,696	$	67.65	—	$	75,000,000
Total	121,423			—		

Securities Authorized for Issuance Under Equity Compensation Plans

For information regarding securities authorized for issuance under our employee share-based compensation plans, see Part III, Item 12.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K ("10-K"). The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those expressed or contemplated in those forward-looking statements as a result of certain factors, including those set forth under the headings "Forward-Looking Statements" and "Risk Factors" elsewhere in this 10-K.

Business

Walker & Dunlop, Inc. is a holding company, and we conduct the majority of our operations through Walker & Dunlop, LLC, our primary operating company. During the fourth quarter of 2025, we granted profit interest awards to certain non-executive employees of Walker & Dunlop, LLC to better align their incentive compensation with our goals. The profit interest awards allocate 15% of the income before taxes of a wholly owned subsidiary to these employees. The wholly owned subsidiary is focused on debt financing transactions closed by these employees and is part of our Capital Markets segment.

We are one of the leading commercial real estate services and finance companies in the United States, with a primary focus on multifamily lending and property sales, commercial real estate debt brokerage, and investment management services. We originate, sell, and service a range of multifamily and other commercial real estate financing products to owners and developers of commercial real estate across the country, provide multifamily property sales brokerage and appraisal services in various regions throughout the United States, and engage in commercial real estate and investment management services focused on debt and equity investments on commercial real estate assets and equity investments in affordable housing. We are a leader in commercial real estate technology, developing and acquiring technology resources that (i) provide innovative solutions and a better experience for our customers and (ii) allow us to reach a broader customer base.

Multifamily Lending, Commercial Real Estate Brokerage Service, and Property Sales

We originate and sell multifamily loans through the programs of Fannie Mae, Freddie Mac, Ginnie Mae, and HUD, with which we have licenses and long-established relationships. We retain servicing rights and asset management responsibilities on nearly all loans that we originate for the Agencies' programs. We are approved as a Fannie Mae DUS lender nationally, a Freddie Mac Optigo lender nationally for Conventional, Seniors Housing, Targeted Affordable Housing and Small Balance Loans, a HUD MAP lender nationally, a HUD LEAN lender nationally, and a Ginnie Mae issuer. We broker and service loans for many life insurance companies, commercial banks, and other institutional investors, in which cases we do not fund the loan but rather act as a loan broker. Fannie Mae recently announced that we ranked as its largest DUS lender in 2025, by loan deliveries, and Freddie Mac recently announced that we ranked as its 3rd largest Freddie Mac lender in 2025, by loan deliveries. Our market share with Fannie Mae and Freddie Mac was 11.2% on a combined basis, by loan deliveries in 2025, compared to 10.7% in 2024. Additionally, we were the 5th largest overall lender for HUD for its fiscal year ended September 30, 2025.

We fund loans for the Agencies' programs, generally through warehouse facility financings, and sell them to investors in accordance with the related loan sale commitment, which we obtain at rate lock. Proceeds from the sale of the loan are used to pay off the warehouse facility. The sale of the loan is typically completed within 60 days after the loan is closed, and we retain the right to service substantially all of these loans. In cases where we do not fund the loan, we act as a loan broker and service some of the loans. Our mortgage bankers who focus on loan brokerage are engaged by borrowers to work with a variety of institutional lenders to find the most appropriate loan. These loans are then funded directly by the institutional lender, and for those brokered loans we service, we collect ongoing servicing fees while those loans remain in our servicing portfolio. The servicing fees we typically earn on brokered loan transactions are lower than the servicing fees we earn on Agency loans.

We recognize revenue when we make simultaneous commitments to originate a loan to a borrower and sell that loan to an investor. The revenues earned reflect the fair value attributable to loan origination fees, premiums on the sale of loans, net of any co-broker fees, and the fair value of the expected net cash flows associated with servicing the loans, net of any guaranty obligations retained. We also recognize revenue when we receive the origination fee from a brokered loan transaction. Other transaction-related sources of revenue include (i) net warehouse interest income we earn or expense we incur while the loan is held for sale, (ii) sales commissions for brokering the sale of multifamily and hospitality properties, and (iii) syndication and transaction-based asset management fees from our investment management activities.

We are currently not exposed to unhedged interest rate risk during the loan commitment, closing, and delivery process. The sale or placement of each loan to an investor is negotiated concurrently with establishing the coupon rate for the loan. We also seek to mitigate the risk of a loan not closing. We have agreements in place with the Agencies that specify the cost of a failed loan delivery in the event we fail to deliver the loan to the investor. To protect us against such fees, we require a deposit from the borrower at rate lock that is typically more than the potential fee. The deposit is returned to the borrower only once the loan is closed. Any potential loss from a catastrophic change in the property condition while the loan is held for sale using warehouse facility financing is mitigated through property insurance equal to replacement cost. We are also protected contractually from an investor's failure to purchase the loan. We have experienced a de minimis number of failed deliveries in our history and have incurred insignificant losses on such failed deliveries.

We have risk-sharing obligations on substantially all loans we originate under the Fannie Mae DUS program. When a Fannie Mae DUS loan is subject to full risk-sharing, we absorb losses on the first 5% of the unpaid principal balance of a loan at the time of loss settlement, and above 5% we share a percentage of the loss with Fannie Mae, with our maximum loss capped at 20% of the original loan amount (subject to doubling or tripling if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae). Our full risk-sharing is currently limited to loans up to $400 million, which equates to a maximum loss per loan of $80 million (such exposure would occur in the event that the underlying collateral is determined to be completely without value at the time of loss), updated from $300 million in the fourth quarter of 2025. For loans in excess of $400 million, we receive modified risk-sharing. We also may request modified risk-sharing at the time of origination on loans below $400 million, which reduces our potential risk-sharing losses from the levels described above if we do not believe that we are being fully compensated for the risks of the transactions. The full risk-sharing limit in prior years was less than $400 million. Accordingly, loans originated in those prior years were subject to risk-sharing at lower levels. In limited circumstances we have agreed, and may in the future agree, with Fannie Mae to increase our loss sharing up to 100% of a loan's UPB in lieu of the risk-sharing agreement described above. Our servicing fees for risk-sharing loans include compensation for the risk-sharing obligations and are substantially larger than the servicing fees we receive from Fannie Mae for loans with no risk-sharing obligations.

Through WDIS, we offer property sales brokerage services to owners and developers of multifamily and hospitality properties that are seeking to sell these properties. Through these property sales brokerage services, we seek to maximize proceeds and certainty of closure for our clients using our knowledge of the commercial real estate and capital markets and relying on our experienced transaction professionals. Our property sales services are offered in various regions throughout the United States and cover many major markets. We have added several property sales brokerage teams over the past few years and continue to seek to add other property sales brokers, with the goal of continuing to expand the depth and number of regions covered by our brokerage services.

Commercial Loan Servicing

We retain servicing rights on substantially all the loans we originate and sell to Fannie Mae, Freddie Mac, and HUD, and generate revenues from the fees we receive for servicing the loans, from the placement fees on escrow deposits held on behalf of borrowers, and from other ancillary fees. Servicing fees are set at the time an investor agrees to purchase the loan and are generally paid monthly for the duration of the loan based on the unpaid principal balance of the loan. Our Fannie Mae servicing arrangements generally provide for prepayment protection in the event of a voluntary prepayment. For loans serviced for Freddie Mac, the economic deterrent that reduces the risk of loan prepayment comes in the form of a defeasance requirement wherein the borrower is required to replace the prepaid loan with securities that offer an equivalent return. We also service loans for many of the life insurance companies, conduits and private credit vehicles to which we broker loans. Our responsibilities for servicing brokered loans are limited to cashiering only, and typically earn lower servicing fees than our Fannie Mae, Freddie Mac and HUD loan servicing arrangements. For loans serviced outside of Fannie Mae, Freddie Mac and HUD, we typically do not have similar prepayment protections that reduce the risk of loan prepayment.

As of December 31, 2025, our servicing portfolio was $144.0 billion, up 6% from December 31, 2024, which was the 6th largest commercial/multifamily primary and master servicing portfolio in the nation according to the Mortgage Bankers' Association's ("MBA") 2025 year-end survey (the "Survey"). Our servicing portfolio includes $72.7 billion of loans serviced for Fannie Mae and $42.6 billion for Freddie Mac, making us the 1st and 7th largest servicer of Fannie Mae and Freddie Mac multifamily loans in the nation, respectively, according to the Survey. Also included in our servicing portfolio is $11.6 billion of multifamily HUD loans, the 4th largest HUD primary and servicing portfolio in the nation according to the Survey.

Investment Management Services

WDIP is a registered investment adviser and general partner of private commercial real estate investment funds focused on the management of debt, preferred equity, and mezzanine equity investments through private middle-market commercial real estate funds and separately managed accounts. WDIP's current AUM of $2.7 billion primarily consist of the "Funds", separate accounts managed for life insurance companies and a preferred equity JV with a large Canadian pension fund. AUM for the Funds and for the separate accounts consists of both unfunded commitments and funded investments. Unfunded commitments are highest during the fund raising and investment phases. AUM disclosed in this 10-K may differ from regulatory assets under management disclosed on WDIP's Form ADV.

WDIP typically receives management fees based on limited partner capital commitments, unfunded investment commitments, and funded investments. Additionally, with respect to Fund IV, Fund V, Fund VI, and Fund VII, WDIP receives a percentage of the profits above the fund expenses and preferred return specified in the fund offering agreements, referred to as "carry" or "promote". Unrealized carry is recognized based on the estimated fair value of the underlying investments, and realized carry is recognized when an investment is repaid and capital is returned to investors in the respective fund.

Through WDAE, a wholly owned subsidiary of the Company, we are the 9th largest tax credit syndicator in the U.S., as measured by the number of Affordable units under management, and an affordable housing developer through various joint venture partnerships. Affordable assets under management from our LIHTC operations is part of our strategy to grow our investment management platform and to strengthen our position in the affordable housing debt, equity, and property sales sector. We manage $15.9 billion of affordable AUM and have an established tax syndication and affordable housing development platform from which we earn investment management, syndication, and other LIHTC related fees.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company and its wholly owned subsidiaries, and all intercompany transactions have been eliminated. During the fourth quarter of 2025, we granted profit interest awards to certain non-executive employees of Walker & Dunlop, LLC to better align their incentive compensation with our goals. The profit interest awards allocate 15% of the income before taxes of a wholly owned subsidiary to these employees. The wholly owned subsidiary is focused on debt financing transactions closed by these employees and is part of our Capital Markets segment.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which requires management to make estimates based on certain judgments and assumptions that are inherently uncertain and affect reported amounts. The estimates and assumptions are based on historical experience and other factors management believes to be reasonable. Actual results may differ from those estimates and assumptions and the use of different judgments and assumptions may have a material impact on our results. The following critical accounting estimates involve significant estimation uncertainty that may have or is reasonably likely to have a material impact on our financial condition or results of operations. Additional information about our critical accounting estimates and other significant accounting policies is discussed in NOTE 2 of the consolidated financial statements.

Mortgage Servicing Rights. MSRs are recorded at fair value at loan sale. The fair value at loan sale is based on estimates of expected net cash flows associated with the servicing rights and takes into consideration an estimate of loan prepayment. Initially, the fair value amount is included as a component of the derivative asset fair value at the loan commitment date. The estimated net cash flows from servicing, which includes assumptions for discount rate, placement fees on escrow accounts ("placement fees"), prepayment speeds, and servicing costs, are discounted using a discounted cash flow model at a rate that reflects the credit and liquidity risk of the MSR over the estimated life of the underlying loan. The discount rates used throughout the periods presented for all MSRs were between 8-14% and varied based on the loan type. The life of the underlying loan is estimated giving consideration to the prepayment provisions in the loan and assumptions about loan behaviors around those provisions. Our model for MSRs assumes no prepayment prior to the expiration of the prepayment provisions and full prepayment of the loan at or near the point when the prepayment provisions have expired. The estimated net cash flows also include cash flows related to the future earnings from placement of escrow accounts associated with servicing the loans. We include a servicing cost assumption to account for our expected costs to service a loan. The estimated placement fee rate associated with servicing the loan increases estimated cash flows, and the estimated future cost to service the loan decreases estimated future cash flows. The servicing cost assumption has had a de minimis impact on the estimate historically. We record an individual MSR asset for each loan at loan sale.

The assumptions used to estimate the fair value of capitalized MSRs are developed internally and are periodically compared to assumptions used by other market participants. Due to the relatively few transactions in the multifamily MSR market and the lack of significant changes in assumptions by market participants, we have experienced limited volatility in the assumptions historically and do not expect to observe significant changes in the foreseeable future, including the assumption that most significantly impacts the estimate: the discount rate. We actively monitor the assumptions used and make adjustments when market conditions change, or other factors indicate such adjustments are warranted. Over the past several years, we have adjusted the placement fee rate assumption several times to reflect the current and expected future earnings rate projected for the life of the MSR as the interest rate environment has experienced significant volatility over the past several years. A 100-basis point change in the discount rate would increase or decrease the capitalized MSRs for the year ended December 31, 2025 by 4%. A 200-basis point change in the discount rate would increase or decrease the capitalized MSRs for the year ended December 31, 2025 by 7%. These sensitivities are hypothetical and should be used with caution as they do not include interplay among assumptions.

Subsequent to loan origination, the carrying value of the MSR is amortized over the expected life of the loan. We engage a third party to assist in determining an estimated fair value of our existing and outstanding MSRs on at least a semi-annual basis, primarily for financial statement disclosure purposes. Changes in our discount rate and placement fee rate assumptions on existing and outstanding MSRs may materially impact the fair value of our MSRs (NOTE 3 of the consolidated financial statements details the portfolio-level impact of hypothetical changes in the discount rate and placement fee rate).

Allowance for Risk-Sharing Obligations. This reserve liability (referred to as "allowance") for risk-sharing obligations relates to our Fannie Mae at-risk and Freddie Mac SBL servicing portfolios and is presented as a separate liability on our balance sheets. We record an estimate of the loss reserve for the current expected credit losses ("CECL") for all loans in these servicing portfolios. For those loans that are collectively evaluated, we use the weighted-average remaining maturity method ("WARM"). WARM uses an average annual loss rate that contains loss content over multiple vintages and loan terms and is used as a foundation for estimating the collective reserves. The average annual loss rate is applied to the estimated unpaid principal balance over the contractual term, adjusted for estimated prepayments and amortization to arrive at the allowance on loans that are collectively evaluated ("CECL allowance"). We currently use one year for our reasonable and supportable forecast period ("forecast period") as we believe forecasts beyond one year are inherently less reliable. During the forecast period we apply an adjusted loss factor based on generally available economic and unemployment forecasts and a blended loss rate from historical periods that we believe reflect the forecasts. We revert to the historical loss rate over a one-year period on a straight-line basis. Over the past couple of years, the loss rate used in the forecast period has been updated to reflect our expectations of the economic conditions over the coming year in relation to the historical period. For example, over the past two years, we updated the loss rate used in the forecast period several times within a range of 2.1 basis points to 2.3 basis points. The forecast loss rate fluctuating within a tight range reflects our relatively unchanged view of the uncertainty of the evolving macroeconomic conditions facing the multifamily sector. We made multiple revisions to the loss rate used in the forecast period in the past, and those changes have significantly impacted the CECL reserve.

One of the key components of a WARM calculation is the runoff rate, which is the expected rate at which loans in the current portfolio will amortize and prepay in the future based on our historical prepayment and amortization experience. We group loans by similar origination dates (vintage) and contractual maturity terms for purposes of calculating the runoff rate. We originate loans under the DUS program with various terms generally ranging from several years to 15 years; each of these various loan terms has a different runoff rate. The runoff rates applied to each vintage and contractual maturity term are determined using historical data; however, changes in prepayment and amortization behavior may significantly impact the estimate. We have not experienced significant changes in the runoff rate since we implemented CECL in 2020.

The weighted-average annual loss rate is calculated using a ten-year look-back period, utilizing the average portfolio balance and settled losses for each year. A ten-year lookback period is used as we believe this period of time includes sufficiently different economic conditions to generate a reasonable estimate of expected results in the future, given the relatively long-term nature of the current portfolio. As the weighted-average annual loss rate utilizes a rolling ten-year look-back period, the loss rate used in the estimate will change as loss data from earlier periods in the look-back period continue to roll off as new loss data are added. For example, in the first quarter of 2024, loss data from earlier periods in the look-back period with significantly higher losses rolled off and were replaced with more recent loss data with fewer losses, resulting in the weighted-average historical annual loss rate changing from 0.6 basis points to 0.3 basis points. Our historical loss rate over the past ten years is 0.2 basis points.

NOTE 4 of the consolidated financial statements outlines adjustments made in the loss rates used to account for the expected economic conditions as of a given period and the related impact on the CECL allowance.

Changes in our expectations and forecasts have materially impacted, and in the future may materially impact, these inputs and the CECL allowance.

We evaluate our risk-sharing loans on a quarterly basis to determine whether there are loans that are probable of foreclosure and thus collateral dependent. Specifically, we assess a loan's qualitative and quantitative risk factors, such as payment status, property financial performance, local real estate market conditions, loan-to-value ratio, debt-service-coverage ratio, and property condition. When a loan is determined to be probable of foreclosure based on these factors (or has foreclosed), we remove the loan from the WARM calculation and individually assess the loan for potential credit loss. This assessment requires certain judgments and assumptions to be made regarding the property values and other factors that may differ significantly from actual results. Loss settlement with Fannie Mae has historically concluded within 18 to 36 months after foreclosure. Historically, the initial collateral-based reserves have not varied significantly from the final settlement.

We actively monitor the judgments and assumptions used in our *Allowance for Risk-Sharing Obligation* estimate and make adjustments to those assumptions when market conditions change, or when other factors indicate such adjustments are warranted. We believe the level of *Allowance for Risk-Sharing Obligation* is appropriate based on our expectations of future market conditions; however, changes in one or more of the judgments or assumptions used above could have a significant impact on the reserve. For example, a 10% change in the forecasted loss rate as of December 31, 2025 would have increased or decreased the allowance for risk-sharing obligations by 8%. A 20% change in the forecasted loss rate as of December 31, 2025 would have increased or decreased the allowance for risk-sharing obligations by 16%. These sensitivities are hypothetical and should be used with caution as they do not include interplay among assumptions.

Property Valuations. As noted above, property valuations are a key component of our collateral-based reserves for our risk-sharing portfolio. Additionally, property valuations impact our impairment analyses for real estate held for use ("real estate HFU") and other real estate owned ("OREO"), the assessment of allowances for loan losses, and the assessment of any expected principal losses on loan repurchase. Those property values are determined using (i) standard appraisals obtained from certified appraisers at national firms subjected to management review or (ii) internal management valuations using inputs and assumptions such as capitalization rates ("cap rates"), net operating income of the property, vacancy rates, bad debt expense, and rental rates. The appraisals often include assumptions about comparable sales and cap rates, among other things. Management reviews those assumptions against its own experience and market data to assess the reasonableness of the assumptions and the resulting property valuations. When management determines the property valuation using an internal model, management maximizes the use of its historical experience with the property and market data from well-recognized data providers. We also may benchmark our historical experience with external data sources to assess the reasonableness of our inputs and assumptions.

We believe our property valuations are reasonable and in line with those a market participant would develop. However, actual sales prices for these properties may differ from those used by management. Additionally, significant changes in the assumptions or judgments would have a significant impact on our reserves and impairment analyses and thus our reported financial results. As noted above, with respect to the property valuations and associated reserves for our risk-sharing portfolio, we have not experienced significant changes from the time of initial reserve and final settlement. However, with respect to properties used for reserves on repurchased loans and impairment analyses for real estate HFU and OREO, we have never disposed of a property.

Goodwill. As of both December 31, 2025 and 2024, goodwill was $868.7 million. Goodwill represents the excess of cost over the identifiable net assets of businesses acquired. Goodwill is assigned to the reporting unit to which the acquisition relates. Goodwill is recognized as an asset and is reviewed for impairment annually as of October 1. Between annual impairment analyses, we perform an evaluation of recoverability, when events and circumstances indicate that it is more-likely than not that the fair value of a reporting unit is below its carrying value. Impairment testing requires an assessment of qualitative factors to determine if there are indicators of potential impairment, followed by, if necessary, an assessment of quantitative factors. These factors include, but are not limited to, whether there has been a significant or adverse change in the business climate that could affect the value of an asset and/or significant or adverse changes in cash flow projections or earnings forecasts. These assessments require management to make judgments, assumptions, and estimates about projected cash flows, discount rates and other factors.

In 2022, we acquired GeoPhy, a software development company focused on data analytics and product development with a specific concentration in U.S. commercial real estate. As part of the acquisition, a significant portion of the transaction proceeds were contingent upon the achievement of performance-based hurdles tied to commercial real estate transaction volumes and associated revenues from the date of the acquisition through December 31, 2025. Due to the sustained challenging macroeconomic conditions in the U.S. commercial real estate sector from the date of the acquisition through December 31, 2025, outlined more fully in *Overview of Current Business Environment*, our projected cash flows for this reporting unit declined, resulting in goodwill impairment during 2024 of $33.0 million or 3.7% of the aggregate goodwill balance outstanding at the time. We attributed this goodwill impairment to one of the reporting units to which the GeoPhy operations and goodwill are assigned, which is a component of the Capital Markets segment.

As of December 31, 2025, our assessment of the remaining goodwill at each of our reporting units indicates they are not impaired (NOTE 9 of the consolidated financial statements details the changes in the goodwill balance).

Overview of Current Business Environment

From 2022 through the first quarter of 2025, the commercial real estate (CRE) market, and in particular the multifamily sector experienced a challenging environment shaped by elevated interest rates that directly impacted the cost and availability of capital, slower rent growth that has impacted growth expectations and asset valuations, and macroeconomic uncertainties that impacted investors' long-term outlook and overall demand for transactions.

Many of these factors showed signs of improvement throughout 2025 and the outlook for the commercial real estate sector has improved, and transaction activity has steadily grown over the course of the year. The impact of these factors can be summarized as follows:

- **Interest Rates & Cost of Capital:** The Federal Open Market Committee's ("FOMC") aggressive rate hikes that began in 2022 dramatically increased the cost of capital for commercial real estate operators in a short period of time. Higher borrowing costs reduced leverage, pressured debt service coverage ratios, and led to asset valuation declines as cap rates adjusted. Deal flow slowed considerably as buyers and sellers struggled to align on pricing in an environment of heightened uncertainty. Beginning in 2024, the FOMC began easing monetary policy and decreasing its target Federal Funds Rate to 3.50% to 3.75% by the end of 2025. The FOMC has indicated it will remain data dependent and that conditions are likely to lead to rates remaining stable in the near term as the FOMC remains attentive to economic growth and the labor markets. The FOMC's future rate policy will be a key driver of the cost of capital, transaction volume and capital markets activity. A pronounced pause in rate hikes or additional rate cuts could unlock additional demand and further improve financing conditions for commercial real estate assets. Our expectation is that long-term interest rates, which stabilized in the spring of 2025, will remain at similar levels in the upcoming year and transaction activity will continue its steady improvement again in 2026.

- **Capital Availability & Lending Markets:** During the period of rapid interest rate increases by the FOMC, liquidity was constrained as lenders found it difficult to effectively price the long-term cost of capital. As interest rates have stabilized, capital has grown more abundant. Banks, life insurance companies, conduits (CMBS), and debt funds remain active but are selective, with a preference for high-quality assets and well-capitalized sponsors. Meanwhile, the availability of equity capital has also improved, although at higher spreads than periods prior the FOMC's rate hikes. This has increased the availability of equity capital, and improved the overall transactions environment. For multifamily, which drives the vast majority of our transaction volumes, the GSEs remain the predominant suppliers of capital, deploying over $150 billion of capital to the industry in 2025, up from $120 billion in 2024. Entering 2025, the GSEs' lending caps were set at a combined $146 billion, a 22% increase in capacity over 2024 volumes, and for 2026 the lending caps have been set at a combined $176 billion, another 21% increase over 2025. As Fannie Mae's largest partner for seven consecutive years, and Freddie Mac's third largest partner in 2025, we are the second largest combined GSE lender in the country. Their participation in the market is a significant driver of our financial performance, and a material increase in their lending activity should enhance our business and results from operations.

- **Multifamily Rent Growth & Asset Values:** Rent growth has slowed considerably since the FOMC began increasing interest rates, particularly in high-supply Sun Belt markets. This has made it difficult for net operating income (NOI) growth to offset valuation declines caused by elevated interest rates. Markets with strong job growth and in-migration continue to see minor rent increases, with

Zelman, our housing research business, reporting national rent growth of 1.3% in 2025. According to MSCI, in December 2025, multifamily property prices remained stable month-over-month but were down 1.3% year over year, which compares to a year over year decline of 4.2% the previous year. Notably, multifamily prices are estimated to have declined by 19.7% from peak levels in 2022 but remain 11.5% above pre-COVID January 2020 levels.

- **Other Macroeconomic Considerations:** GDP growth has remained strong at 4.4% as of the third quarter of 2025. National unemployment remained low at 4.4% in December 2025, near 25-year lows. GDP growth and unemployment levels will drive FOMC policy decisions in 2026. According to RealPage, vacancies in the multifamily sector stabilized around 5.2% as of December 2025, consistent with the vacancy rate of 5.2% in December 2024. An all-time high number of multifamily units were delivered to the sector in 2024, particularly in high demand Sun Belt markets. Most of those units were absorbed in 2024 and 2025, and we expect that absorption will continue into the first half of 2026. Looking forward, multifamily completions are anticipated to decrease significantly due to stalled new construction over the last several years, largely driven by tighter liquidity and higher cost of capital. Long term, we believe the fundamentals for multifamily properties will trend positively due to constrained supply, recent negative trends in household formation and a persistent affordability advantage for renting over owning given a lack of entry-level single-family homes and the high cost of residential mortgages.

- **Fraud Trends in Commercial Real Estate:** Over the last two years, several high-profile criminal proceedings and lawsuits have surfaced in the commercial real estate lending market alleging borrower fraud around loan collateral, asset title and borrower misrepresentation of asset financial performance that inflated net operating income. The existence of the fraud has been revealed following the prolonged period of market stress brought on by rapidly rising interest rates, higher inflation and stagnant rent growth. Federal prosecutors and regulators have ramped up enforcement and scrutiny of borrower misrepresentation and loan fraud over the last two years, indicating the historical risk is systemic, and no longer anecdotal. In total, we have been required to repurchase or indemnify the GSEs for $221.6 million of loans since 2024, largely driven by borrower fraud and misrepresentations. The repurchases to date represent only 19 basis points of our outstanding GSE mortgage lending portfolio as of December 31, 2025. Since 2024, we have incurred $33.5 million of loan related losses, representing the difference between the unpaid principal balance of the loans and the current estimated fair value of the loan or underlying collateral. In addition, since 2024, we have also incurred additional costs and expenses in connection with repurchased or indemnified assets totaling $31.3 million, which are principally driven by legal, financing, and other operating costs. In response to this risk, we have rolled out training around known red flags, enhanced our production and underwriting policies, procedures and internal controls, and strengthened our risk management and compliance practices to mitigate future risk associated with sophisticated borrower fraud schemes.

Multifamily remains one of the most resilient asset classes in CRE. Market participants are adjusting to current conditions and we expect the market to continue recovering and transaction activity to continue to increase. Improving conditions in the second half of 2025 led to increased transaction volumes across nearly all aspects of our business during 2025, which surged to $54.8 billion with notable increases in Brokered (37%), GSE (38%) and property sales (37%) transaction volumes compared to last year. Consequently, our Capital Markets segment produced net income of $89.8 million in 2025, up 35% compared to 2024.

Our Servicing & Asset Management segment is not directly correlated to the transaction markets like our Capital Markets segment. This segment's total managed portfolio of $162.6 billion as of December 31, 2025 was up 6% from December 31, 2024, and included our $144.0 billion loan servicing portfolio and our $18.6 billion of AUM. Total revenues for the segment decreased 4%, to $566.6 million, while net income decreased 46%, to $85.1 million, in 2025 compared to 2024, with net income decreasing in the fourth quarter of 2025 compared to 2024. We hold escrow deposits on behalf of our servicing portfolio and place those deposits with large, multinational banks that earn close to the Federal funds rate. Revenues from those escrow deposits have benefitted over the last several years from higher short-term interest rates, but we have begun to see declines in those revenues as the FOMC has eased monetary policy and adjusted short-term rates downward. We expect that trend to continue, but moderate, in 2026 as the FOMC may slow the pace, and rate, of interest rate reductions. We have increased our focus on scaling our assets under management, and in the fourth quarter of 2024 we successfully closed a first round of $200 million of equity capital for Debt Fund II from life insurance companies, pension funds, high net worth investors and a co-investment from Walker & Dunlop. The initial closing provided our investment management team with over $500 million of levered capital, of which approximately $490 million was deployed into transitional multifamily assets in 2025. We continue to actively raise capital for Debt Fund II, and we expect the revenues of our investment management business to grow as that capital is raised and deployed. This segment also includes the activities of WDAE, an alternative investment manager focused on affordable housing, including LIHTC syndication and joint venture development. We ranked as the ninth largest LIHTC syndicator in 2025 and continue to pursue combined LIHTC syndication and affordable housing services to generate significant long-term financing, property sales, and syndication opportunities. We expect the revenues for WDAE to remain fairly stable moving forward, as the realization revenues from our historical LIHTC investments are tied to the underlying value of the affordable assets, and we do not expect a material increase in the value of affordable assets in the near term due to the aforementioned macroeconomic challenges facing the commercial real estate sector.

Factors That May Impact Our Operating Results

We believe that our results are affected by a number of factors, including the items discussed below.

- *Performance of Multifamily and Other Commercial Real Estate Related Markets.* Our business is dependent on the general demand for, and value of, commercial real estate and related services, particularly multifamily, which are sensitive to long-term mortgage interest rates and other macroeconomic conditions and the continued existence of the GSEs multifamily business. Demand for multifamily and other commercial real estate generally increases during stronger economic environments, resulting in increased property values, property sales, transaction volumes, and loan origination volumes. During weaker economic environments, multifamily and other commercial real estate may experience higher property vacancies, lower demand and reduced values. These conditions can result in lower property sales volume and loan origination volume, as well as an increased level of servicer advances and losses from our Fannie Mae DUS risk-sharing obligations.

- *The Level of Losses from Fannie Mae Risk-Sharing Obligations.* Under the Fannie Mae DUS program, we share risk of loss on most loans we sell to Fannie Mae. In the majority of cases, we absorb the first 5% of any losses on the loan's unpaid principal balance at the time of loss settlement, and above 5% we share a percentage of the loss with Fannie Mae, with our maximum loss generally capped at 20% of the loan's unpaid principal balance on the origination date. In some instances, we negotiate a cap that may be higher, including up to 100% of a loan's unpaid principal balance or lower for loans with unique attributes. As a result, a rise in defaults on loans in our at-risk portfolio could have a material adverse effect on us, including our profitability and liquidity.

- *The Number and UPB of Loan Repurchases and Indemnifications.* In the event of a breach of any representation or warranty concerning a loan, Fannie Mae or Freddie Mac could, among other things, require us to repurchase the full amount of the loan and/or seek indemnification for losses from us, or, for Fannie Mae DUS loans, increase the level of risk-sharing on the loan. Our obligation to repurchase the loan is independent of our risk-sharing obligations. The GSEs could require us to repurchase the loan and also reimburse them for legal costs, defaulted interest, and prepayment costs from repurchasing the loans from the securitization trust if representations and warranties are breached, even if the loan is not in default. A significant amount of repurchase or indemnification obligations imposed on us could result in losses upon later sale of the loan or property and also result in operating costs that exceed operating income on any foreclosed property. Additionally, repurchases and indemnifications could increase our liquidity needs either to repurchase loans or post collateral for indemnification obligations.

- *The Price of Loans in the Secondary Market.* Our profitability is determined in part by the price we are paid for the loans we originate. A component of our origination related revenues is the premium we recognize on the sale of a loan. Stronger investor demand typically results in larger premiums while weaker demand results in little to no premium. Prices for new loans have not been materially impacted during this period of rising, and now higher, interest rates.

- *Market for Servicing Commercial Real Estate Loans.* Servicing fee rates for new loans are set at the time we enter into a loan sale commitment based on origination fees, competition, prepayment rates, and any risk-sharing obligations we undertake. Changes in servicing fee rates impact the value of our MSRs and future servicing revenues, which could impact our profit margins and operating results immediately and over time. During the period of rapidly rising interest rates our fees for servicing new loans, particularly Fannie Mae loans, faced downward pressure to reduce the overall cost of borrowing to our clients. As interest rates have stabilized, along with the associated cost of capital, our servicing fees on new loans have also stabilized, albeit at lower levels than prior to this period of higher interest rates.

- *The Overall Loan Origination Mix.* The loan product mix we originate can significantly impact our overall operating results. For example, an increase in loan origination volume for our two highest-margin products, Fannie Mae and HUD loans, without a change in total loan origination volume would increase our overall profitability, while a decrease in the loan origination volume of these two products without a change in total loan origination volume would decrease our overall profitability, all else being equal. The higher profitability for Fannie Mae and HUD loans is largely driven by higher revenues attributable to the fair value of expected net cash flows from servicing, net of guaranty obligation.

- *The Affordable Housing Market.* The profitability of our LIHTC operations is impacted by the demand for and the financial performance of the affordable housing market and the continued existence of federal income tax credits for these properties. For example, we earn syndication fees based on new funds we are able to syndicate for investors and asset management fees based on performance of the underlying LIHTC properties and dispositions of these properties. Strong demand for LIHTC properties typically results in opportunities for syndication of LIHTC funds and high prices for dispositions.

- *The Duration and Types of Loans*. The fair value of expected net cash flows from our MSRs, net of guaranty obligation is directly impacted by the duration of the loan products originated. For example, an increase in the debt financing volume of five-year loan products at the expense of ten-year loan products directly reduces the expected future net cash flows and therefore the fair value of the expected net cash flows from servicing.

Revenues

Loan Origination and Debt Brokerage Fees, net. Loan origination fee revenue is recognized when we record a derivative asset upon the simultaneous commitments to originate a loan with a borrower and sell to an investor or when a loan that we broker closes with the institutional lender. The commitment asset related to the loan origination fee is recognized at fair value, which reflects the fair value of the contractual loan origination related fees and any sale premiums, net of co-broker fees. Also included in revenues from loan origination activities are changes to the fair value of loan commitments, forward sale commitments, and loans held for sale that occur during their respective holding periods. Upon sale of the loans, no gains or losses are recognized as these loans are recorded at fair value during their holding periods.

Brokered loans tend to have lower origination fees because they often require less time to execute, there is more competition for brokerage assignments, and because the borrower will also have to pay an origination fee to the institutional lender. Loan origination fee revenue for brokered loans is recognized when we have completed the services for the loan to be originated by the institutional lender.

Premiums received on the sale of a loan result when a loan is sold to an investor for more than its face value. There are various reasons investors may pay a premium when purchasing a loan. For example, the fixed rate on the loan may be higher than the rate of return required by an investor or the characteristics of a particular loan may be desirable to an investor. We do not receive premiums on brokered loans, since we are not the lender.

Fair Value of Expected Net Cash Flows from Servicing, net of Guaranty Obligation. Revenue related to expected net cash flows from servicing is recognized at the loan commitment date, similar to the loan origination fees, as described above. The derivative asset is recognized at fair value, which reflects the estimated fair value of the expected net cash flows associated with the servicing of the loan, reduced by the estimated fair value of any guaranty obligations to be assumed. MSRs and guaranty obligations are recognized as assets and liabilities, respectively, upon the sale of the loans.

MSRs are recorded at fair value upon loan sale. The fair value is based on estimates of expected net cash flows associated with the servicing rights. The estimated net cash flows are discounted at a rate that reflects the credit and liquidity risk of the MSR over the estimated life of the loan.

The "Critical Accounting Estimates" section above and NOTE 2 of the consolidated financial statements provide additional details of the accounting for these revenues.

Servicing Fees. We service nearly all loans we originate for Fannie Mae, Freddie Mac, HUD, and some loans we broker. We earn servicing fees for performing certain loan servicing functions such as processing loan, tax, and insurance payments and managing escrow balances. Servicing generally also includes asset management functions, such as monitoring the physical condition of the property, analyzing the financial condition and liquidity of the borrower, and performing loss mitigation activities as directed by the Agencies.

Our servicing fees on loans we originate provide a stable revenue stream. They are based on contractual terms, are earned over the life of the loan, and are generally not subject to significant prepayment risk. Our Fannie Mae and Freddie Mac servicing agreements generally provide for prepayment fees in the event of a voluntary prepayment. Accordingly, we currently do not hedge our servicing portfolio for prepayment risk. Any prepayment fees received are included in *Other revenues*.

HUD has the right to terminate our current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee. Institutional investors typically may terminate our servicing engagements for brokered loans at any time with or without cause, without paying a termination fee.

Property Sales Broker Fees. We earn property broker sales fee revenue when our investment sales team completes the sale of a multifamily investment property or land real estate. The amount of the property sales brokers fees we earn is based upon a percentage of the final sale price of the investment sold.

Investment Management Fees. We manage invested capital from third-party investors through an investment fund structure. The capital placed into the investment fund is utilized to make investments in commercial real estate investment opportunities, primarily as equity in commercial real estate operating partnerships or LIHTC-generating multifamily properties. Additionally, we may utilize the capital to fund debt financing opportunities through certain investment funds, primarily to multifamily owner-operators. We earn an investment management or asset management fee based on a contractual percentage of the invested capital. For market-rate investments, we earn and collect the investment management fees through the returns of the investment funds. For LIHTC investments, we collect the asset management fees ("AMF") through the combination of current payments and asset dispositions. NOTE 2 of the consolidated financial statements provides additional details of the accounting for AMF revenues. We also are entitled to a set percentage of the sales proceeds for properties in LIHTC funds. We, as general partner, may sell properties in the funds after the tax credits have been fully distributed to the investors in the funds. The proceeds are used to pay the fund's obligations and provide any excess as a return to the investor(s) in the fund, with a small percentage retained by us for executing the sale. These sales fees are also included as a component of this line item.

Net Warehouse Interest Income (Expense). We earn warehouse interest income net of warehouse interest expense. Warehouse interest income is the interest earned from loans held for sale and loans held for investment. Generally, a substantial portion of our loans is financed with matched borrowings under one of our warehouse facilities. The remaining portion of loans not funded with matched borrowings is financed with our own cash. Occasionally, we also fully fund a small number of loans held for sale or loans held for investment with our own cash. Warehouse interest expense is incurred on borrowings used to fund loans solely while they are held for sale or for investment. Warehouse interest income and expense are earned or incurred on loans held for sale after a loan is closed and before a loan is sold. Warehouse interest income and expense are earned or incurred on loans held for investment after a loan is closed and before a loan is repaid. NOTE 7 of the consolidated financial statements provides additional details regarding our warehouse facilities.

Placement Fees and Other Interest Income. We earn fee income on property-level escrow deposits held on behalf of borrowers in our servicing portfolio, generally based on a fixed or variable placement fee negotiated with the financial institutions that hold the escrow deposits. Placement fees reflect the fees net of interest paid to the borrower, if required. Also included with placement fees and other interest income are interest earnings from our cash and cash equivalents and interest income earned on our pledged securities and other investments.

Other Revenues. Other revenues are comprised of fees for processing loan assumptions, prepayment fee income, application fees, appraisal revenues, income from equity-method investments, syndication, and certain other revenues from our LIHTC operations, and other miscellaneous revenues related to our operations.

Costs and Expenses

Personnel. Personnel expense includes the cost of employee compensation and benefits, which include fixed and discretionary amounts tied to company and individual performance, commissions, severance expense, signing and retention bonuses, and share-based compensation.

Amortization and depreciation. Amortization and depreciation is principally comprised of amortization of our MSRs, net of amortization of our guaranty obligations. The MSRs are amortized using the interest method over the period that servicing income is expected to be received. We amortize the guaranty obligations evenly over their expected lives. When the loan underlying an MSR prepays, we write-off the remaining unamortized balance, net of any related guaranty obligation, and record the write off to *Amortization and depreciation*. Similarly, when the loan underlying an MSR defaults, we write the MSR off to *Amortization and depreciation*. We depreciate property, plant, and equipment ratably over their estimated useful lives.

Amortization and depreciation also includes the amortization and write-off of intangible assets, principally related to the amortization of asset management fee contracts, research subscription contracts, intellectual property, and other intangible assets recognized in connection with acquisitions. For the years presented in the Consolidated Statements of Income, the amortization of intangible assets relates primarily to intangible assets associated with our acquisitions in 2021 and 2022.

Provision (benefit) for credit losses. The provision (benefit) for credit losses consists primarily of the provision associated with our risk-sharing loans, including pre-securitized Freddie Mac SBL loans. The provision (benefit) for credit losses associated with risk-sharing loans is estimated on a collective basis when a loan is sold to Fannie Mae and is based on our current expected credit losses on the current portfolio from loan sale to maturity. When a loan is probable of default (in foreclosure) and thus collateral dependent, the loan is taken out of the collective evaluation and individually evaluated for credit losses. Our estimates of property fair value are based on appraisals, broker opinions of value, or net operating income and market capitalization rates, whichever we believe is the best estimate of the net disposition value.

The "Critical Accounting Estimates" section above and NOTE 2 of the consolidated financial statements provide additional details of the accounting for the provision (benefit) for credit losses associated with our at-risk servicing portfolio.

Interest expense on corporate debt. Interest expense on corporate debt includes interest expense from our term debt, which includes the term loan and any additional borrowings under that agreement, and borrowings of a subsidiary associated with our LIHTC operations and amortization of debt discount and deferred debt issuance costs primarily related to our term loan and incremental term loan. NOTE 7 of the consolidated financial statements provides additional details of our term debt.

Goodwill impairment. Goodwill impairment is the write-down of our goodwill balance resulting from either our annual impairment testing or our quarterly evaluations of recoverability.

The "Critical Accounting Estimates" section above and NOTE 2 of the consolidated financial statements provide additional details of the accounting for this expense.

Fair value adjustments to contingent consideration liabilities. Fair value adjustments to our contingent consideration liabilities are the adjustments to the estimated fair value of our contingent consideration liabilities remeasured at the end of each reporting period. As noted below, the accretion of contingent consideration liabilities is included in other operating expenses.

NOTE 9 of the consolidated financial statements provide additional details of the accounting for this expense.

Indemnified and repurchased loan expenses. Indemnified and repurchased loan expenses include the expected principal losses on loan repurchases ("loan repurchase losses"), the initial loan repurchase costs, and indemnified and repurchased loans operating costs related to repurchased loans. The loan repurchase losses represent the estimated losses of principal from indemnifying the loan. The initial loan repurchase costs are composed of any indemnifiable legal costs, reimbursed interest, and prepayment costs associated with repurchasing a loan. The indemnified and repurchased loans operating costs are expenses we incur in operating and/or maintaining the loan and/or property collateralizing the loan.

NOTE 2 and NOTE 5 of the consolidated financial statements provide additional details of the accounting for this expense.

Asset impairments and other expenses. Asset impairments and other expenses consist of asset impairments of investments, write-offs of unamortized deferred issuance costs associated with repayments of our corporate debt, costs associated with corporate investigations and other professional fees driven by specific individual events.

Other operating expenses. Other operating expenses include facilities costs, travel and entertainment costs, marketing costs, professional fees, accretion of contingent consideration liabilities, corporate insurance premiums, software costs, and other general and administrative expenses.

Income tax expense. The Company is a C-corporation subject to federal, state, and international corporate tax. Our estimated combined statutory federal, state, and international tax rate was 25.1%, 25.1%, and 26.1% for the years ended December 31, 2025, 2024, and 2023, respectively. Except for the effects of the Tax Cuts and Jobs Act of 2017 ("Tax Reform"), our combined statutory tax rate has historically not varied significantly as the only material difference in the calculation of the combined statutory tax rate from year to year is the apportionment of our taxable income among the various states where we are subject to taxation since our foreign operations are (i) insignificant and (ii) taxed at a rate similar to our blended federal and state tax rate. Absent additional significant legislative changes to statutory tax rates (particularly the federal tax rate), we expect low deviation from the 2025 combined statutory tax rate for future years. However, we do expect some variability in the effective tax rate going forward due to excess tax benefits and shortfalls recognized and limitations on the deductibility of certain book expenses as a result of Tax Reform, primarily related to executive compensation.

Consolidated Results of Operations

The following is a discussion of the comparison of our results of operations for the years ended December 31, 2025 and 2024. The financial results are not necessarily indicative of future results. Our annual results have fluctuated in the past and are expected to fluctuate in the future, reflecting the interest-rate environment, the volume of transactions, business acquisitions, regulatory actions, and general economic conditions. Discussions of our results of operations and comparisons between 2024 and 2023 can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 10-K for the year ended December 31, 2024.

SUPPLEMENTAL OPERATING DATA
CONSOLIDATED

	2025	2024
Transaction Volume *(in thousands)*		
Debt Financing Volume	$ 41,483,695	$ 30,154,666
Property Sales Volume	13,349,892	9,751,223
Total Transaction Volume	$ 54,833,587	$ 39,905,889
Key Performance Metrics *(dollars in thousands, except per share data)*		
Operating margin	6 %	12 %
Return on equity	3	6
Walker & Dunlop net income	$ 56,247	$ 108,167
Adjusted EBITDA[1]	262,616	328,549
Diluted EPS	1.64	3.19
Key Expense Metrics *(as a percentage of total revenues)*		
Personnel expenses	52 %	49 %
Other operating expenses	10	11

	As of December 31,	
Managed Portfolio *(in thousands)*	**2025**	**2024**
Servicing Portfolio	$ 143,978,153	$ 135,287,012
Assets under management	18,631,100	18,423,463
Total Managed Portfolio	$ 162,609,253	$ 153,710,475

(1) This is a non-GAAP financial measure. For more information on adjusted EBITDA, refer to the section below titled "Non-GAAP Financial Measure."

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table presents a year-over-year comparison of our financial results for the years ended December 31, 2025 and 2024.

FINANCIAL RESULTS –2025 COMPARED TO 2024 CONSOLIDATED

	December 31,		Dollar	Percentage
(in thousands)	**2025**	**2024**	**Change**	**Change**
Revenues				
Loan origination and debt brokerage fees, net	$ 342,149	$ 276,562	$ 65,587	24 %
Fair value of expected net cash flows from servicing, net of guaranty obligation	179,681	153,593	26,088	17
Servicing fees	337,442	325,644	11,798	4
Property sales broker fees	83,519	60,583	22,936	38
Investment management fees	34,629	36,976	(2,347)	(6)
Net warehouse interest income (expense)	(5,490)	(7,033)	1,543	(22)
Placement fees and other interest income	152,584	167,961	(15,377)	(9)
Other revenues	109,792	118,204	(8,412)	(7)
Total revenues	$ 1,234,306	$ 1,132,490	$ 101,816	9
Expenses				
Personnel	$ 647,809	$ 559,246	$ 88,563	16 %
Amortization and depreciation	238,682	237,549	1,133	0
Provision (benefit) for credit losses	9,586	10,839	(1,253)	(12)
Interest expense on corporate debt	64,715	69,686	(4,971)	(7)
Goodwill impairment	—	33,000	(33,000)	(100)
Fair value adjustments to contingent consideration liabilities	(8,243)	(50,321)	42,078	(84)
Indemnified and repurchased loan expenses	40,850	10,573	30,277	286
Asset impairments and other expenses	36,746	1,181	35,565	3,011
Other operating expenses	125,163	129,236	(4,073)	(3)
Total expenses	$ 1,155,308	$ 1,000,989	$ 154,319	15
Income before taxes	$ 78,998	$ 131,501	$ (52,503)	(40)
Income tax expense	22,013	30,543	(8,530)	(28)
Net income before noncontrolling interests	$ 56,985	$ 100,958	$ (43,973)	(44)
Less: net income (loss) from noncontrolling interests	(99)	(7,209)	7,110	(99)
Less: net income (loss) attributable to temporary equity holders	837	—	837	N/A
Walker & Dunlop net income	$ 56,247	$ 108,167	$ (51,920)	(48)

Overview

Total transaction volume growth of 37% was the principal driver of revenue growth in 2025. Transaction related revenues—loan origination and debt brokerage fees, net ("origination fees") plus the fair value of expected net cash flows from servicing, net of guaranty obligations ("MSR income") plus property sales broker fees—increased 23% year over year. Revenues grew at a slower pace than transaction volumes principally due to lower non-cash MSR income on our new Fannie Mae loan originations. This was driven by two factors: (i) a portion of our volume in 2025 was driven by larger portfolio transactions which earn lower servicing fees as a percentage of loan volume and (ii) the weighted average servicing fees and loan terms—two key inputs that drive the estimated fair value of MSR income—for new loans were lower year over year. Borrowers have consistently been opting for shorter duration loans since interest rates began rising sharply in 2022, and that trend continued in 2025. Growth in transaction volume supported 6% growth in our loan servicing portfolio, to $144.0 billion at December 31, 2025. Growth in the loan servicing portfolio drove the 4% growth in servicing fees year on year, which was offset, however, by the decline in placement fees and other interest income. Placement fees are closely correlated to short-term interest rates, and the decline in short-term interest rates throughout 2025 drives the 9% decline in placement fees and other interest income. Other revenues decreased primarily due to a discreet transaction. In 2024, we sold an asset held within our affordable operating subsidiary that generated a gain in 2024 that was included in Other revenues with no comparable activity in 2025. The decline in Other revenues was partially offset by an increase in investment banking revenues and prepayment fees, and various other revenue categories.

The increase in expenses was due to increases in personnel costs, indemnified and repurchased loan expenses, and asset impairments and other expenses, and lower fair value adjustments to contingent consideration liabilities, partially offset by lower goodwill impairment, and a decrease in interest expense on corporate debt. Personnel costs increased, largely due to increases in variable compensation costs for our salespeople as a result of our higher transaction volumes and salaries and benefits due to higher average headcount. Indemnified and repurchased loan expenses increased due to increases in loan repurchase losses and repurchased loan operating costs. Asset impairments and other expenses increased largely due to our strategic decision to sell asset management contracts and interests in assets held within one of our affordable operating subsidiaries. The expected sales prices were below current carrying values in many instances resulting in an impairment loss. There was also an increase in write off of unamortized premium from corporate debt repayment. Interest expense on corporate debt decreased due to lower average interest rates during 2025 compared to 2024, partially offset by an increase in the balance outstanding from the refinancing of our debt. Goodwill impairment decreased due to an impairment in 2024 with no comparable activity in 2025. Fair value adjustments to contingent consideration decreased primarily due to a larger adjustment in 2024 due to the challenging market conditions related to one of our reporting units that impacted the estimated fair value of future earnout payments without a similar adjustment to the earnout for that reporting unit in 2025.

Income Tax Expense. The decrease in income tax expense primarily relates to a 40% decrease in income before taxes, partially offset by a decrease in excess tax benefits. We recognized excess tax shortfalls of $1.4 million in 2025 compared to excess tax benefits of $1.7 million in 2024.

Net Income (Loss) from Noncontrolling Interests. The decrease in losses attributed to noncontrolling interests is largely the result of a change in the ownership of an entity producing losses in 2024. As part of a larger transaction with the noncontrolling interest holder, we regained full control of the entity at the end of 2024. The remaining noncontrolling interests in 2025 are insignificant.

A discussion of the financial results for our segments is included further below.

Non-GAAP Financial Measures

To supplement our financial statements presented in accordance with GAAP, we use adjusted EBITDA, a non-GAAP financial measure. The presentation of adjusted EBITDA is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. When analyzing our operating performance, readers should use adjusted EBITDA in addition to, and not as an alternative for, net income. Adjusted EBITDA represents net income before income taxes, interest expense on our corporate debt, and amortization and depreciation, adjusted for provision (benefit) for credit losses, net write-offs based on the final resolution of the defaulted loans or collateral, loan repurchase losses, stock-based compensation, the fair value of expected net cash flows from servicing, net of guaranty obligation, the write off of unamortized balance of deferred issuance costs associated with the repayment of a portion of our corporate debt, goodwill impairment, and contingent consideration liability fair value adjustments when the fair value adjustment is a triggering event for a goodwill impairment assessment. In cases where the fair value adjustment of contingent consideration liabilities is a trigger for goodwill impairment, the goodwill impairment is netted against the fair value adjustment of contingent consideration liabilities and included as a net number. Because not all companies use identical calculations, our presentation of adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, adjusted EBITDA is not intended to be a measure of free cash flow for our management's discretionary use, as it does not reflect certain cash requirements such as tax and debt service payments. The amounts shown for adjusted EBITDA may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges that are used to determine compliance with financial covenants.

We use adjusted EBITDA to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, and for benchmarking performance externally against competitors. We believe that this non-GAAP measure, when read in conjunction with our GAAP financials, provides useful information to investors by offering:

- the ability to make more meaningful period-to-period comparisons of our ongoing operating results;
- the ability to better identify trends in our underlying business and perform related trend analyses; and
- a better understanding of how management plans and measures our underlying business.

We believe that adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that adjusted EBITDA should only be used to evaluate our results of operations in conjunction with net income on both a consolidated and segment basis. Adjusted EBITDA is reconciled to net income as follows:

ADJUSTED FINANCIAL MEASURE RECONCILIATION TO GAAP
CONSOLIDATED

	For the year ended December 31,	
(in thousands)	2025	2024
Reconciliation of Walker & Dunlop Net Income to Adjusted EBITDA		
Walker & Dunlop Net Income	$ 56,247	$ 108,167
Income tax expense	22,013	30,543
Interest expense on corporate debt	64,715	69,686
Amortization and depreciation	238,682	237,549
Provision (benefit) for credit losses	9,586	10,839
Loan repurchase losses [1]	20,092	—
Net write-offs	—	(468)
Stock-based compensation expense	26,747	27,326
Goodwill impairment, net of contingent consideration liability fair value adjustments [2]	—	(1,500)
Write-off of unamortized issuance costs from corporate debt paydown [3]	4,215	—
MSR income	(179,681)	(153,593)
Adjusted EBITDA	$ 262,616	$ 328,549

(1) Presented as a component of *Indemnified and repurchased loan expenses* on the Consolidated Statements of Income.
(2) For the year ended December 31, 2024, includes goodwill impairment of $33.0 million and contingent consideration fair value adjustments of $34.5 million, with no comparable activity for the year ended December 31, 2025.
(3) Presented as a component of *Asset impairments and other expenses* on the Consolidated Statements of Income.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table presents a year-over-year comparison of the components of our adjusted EBITDA for the year ended December 31, 2025 and 2024:

ADJUSTED EBITDA–2025 COMPARED TO 2024
CONSOLIDATED

	For the year ended December 31,		Dollar	Percentage
(in thousands)	2025	2024	Change	Change
Loan origination and debt brokerage fees, net	$ 342,149	$ 276,562	$ 65,587	24 %
Servicing fees	337,442	325,644	11,798	4
Property sales broker fees	83,519	60,583	22,936	38
Investment management fees	34,629	36,976	(2,347)	(6)
Net warehouse interest income (expense)	(5,490)	(7,033)	1,543	(22)
Placement fees and other interest income	152,584	167,961	(15,377)	(9)
Other revenues	109,792	118,204	(8,412)	(7)
Personnel	(621,062)	(531,920)	(89,142)	17
Net write-offs	—	(468)	468	(100)
Indemnified and repurchased loan expenses	(20,758)	(10,573)	(10,185)	96
Asset impairments and other expenses	(32,531)	(1,181)	(31,350)	2,655
Other operating expenses [1]	(116,920)	(113,415)	(3,505)	3
Net income (loss) from noncontrolling interests and temporary equity holders	(738)	7,209	(7,947)	(110)
Adjusted EBITDA	$ 262,616	$ 328,549	$ (65,933)	(20)

(1) Other operating expenses includes a beneficial adjustment for the fair value of contingent consideration liability not related to a goodwill impairment triggering event of $8.2 million and $15.8 million for the years ended December 31, 2025 and 2024, respectively.

The increase in origination fees was primarily related to an increase in the overall debt financing volumes year over year. Servicing fees increased mainly due to an increase in the average balance of the servicing portfolio. Property sales broker fees increased largely as a result of an increase in property sales volume year over year. Placement fees and other interest income decreased primarily as a result of lower average fee arrangements with our financial partners. Other revenues decreased primarily due to a decrease in the gain on sale of an asset in our affordable operations in 2024 with no comparable activity in 2025, partially offset by an increase in investment banking revenues, prepayment fees, and various other revenue categories. Personnel costs increased largely due to increases in variable compensation costs for our salespeople as a result of our higher transaction volumes and salaries and benefits due to higher average headcount. Indemnified and repurchased loan expenses increased due to an increase in repurchase costs and repurchased loan operating costs. Asset impairment and other expenses increased due to increases in asset impairments and investment charges. The decrease in losses attributed to noncontrolling interests is largely the result of a change in the ownership of an entity producing losses in 2024. As part of a larger transaction with the noncontrolling interest holder, we regained full control of the entity at the end of 2024. The remaining noncontrolling interests in 2025 are insignificant.

Financial Condition

Cash Flows from Operating Activities

Our cash flows from operating activities are generated from loan sales, servicing fees, placement fees, net warehouse interest income (expense), property sales broker fees, investment management fees, research subscription fees, investment banking advisory fees, and other income, net of loan origination and operating costs. Our cash flows from operating activities are impacted by the fees generated by our loan originations and property sales, the timing of loan closings, and the period of time loans are held for sale in the warehouse loan facility prior to delivery to the investor.

Cash Flows from Investing Activities

We usually lease facilities and equipment for our operations. Our cash flows from investing activities include the funding and repayment of loans held for investment, including repurchased loans, contributions to and distributions from joint ventures, purchases of equity-method investments, cash paid for acquisitions, and the purchase of available-for-sale ("AFS") securities pledged to Fannie Mae.

Cash Flows from Financing Activities

We use our warehouse loan facilities and, when necessary, our corporate cash to fund loan closings, both for loans held for sale and loans held for investment. We believe that our current warehouse loan facilities are adequate to meet our loan origination needs. Historically, we used a combination of long-term debt and cash flows from operating activities to fund large acquisitions. Additionally, we repurchase shares, pay cash dividends, make long-term debt principal payments, and repay short-term borrowings on a regular basis. We issue stock primarily in connection with the exercise of stock options and occasionally for acquisitions (non-cash transactions).

Years Ended December 31, 2025 Compared to Years Ended December 31, 2024

The following table presents a year-over-year comparison of the significant components of cash flows for the year ended December 31, 2025 and 2024.

SIGNIFICANT COMPONENTS OF CASH FLOWS – 2025 COMPARED TO 2024
CONSOLIDATED

(in thousands)	For the year ended December 31, 2025	For the year ended December 31, 2024	Dollar Change	Percentage Change
Net cash provided by (used in) operating activities	$ (664,310)	$ 129,359	$ (793,669)	(614)%
Net cash provided by (used in) investing activities	(77,341)	(38,135)	(39,206)	103
Net cash provided by (used in) financing activities	758,128	(154,729)	912,857	(590)
Total of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period ("Total cash")	344,375	327,898	16,477	5
Cash flows from (used in) operating activities				
Net receipt (use) of cash for loan origination activity	$ (833,763)	$ (23,629)	$ (810,134)	3,429 %
Net cash provided by (used in) operating activities, excluding loan origination activity	169,453	152,988	16,465	11
Cash flows from (used in) investing activities				
Capital invested in equity-method investments	$ (26,547)	$ (19,406)	$ (7,141)	37 %
Principal collected on loans held for investment	—	55,701	(55,701)	(100)
Purchases of pledged AFS securities, net of proceeds from prepayments	(20,366)	(41,857)	21,491	(51)
Originations and repurchase of loans held for investment	(24,381)	(37,928)	13,547	(36)
Other investing activities, net	9,725	18,316	(8,591)	(47)
Cash flows from (used in) financing activities				
Borrowings (repayments) of warehouse notes payable, net	$ 824,546	$ 33,705	$ 790,841	2,346 %
Repayments of interim warehouse notes payable	—	(25,585)	25,585	(100)
Borrowings of corporate notes payable	398,875	—	398,875	N/A
Repayments of corporate notes payable	(331,856)	(8,019)	(323,837)	4,038
Payment of contingent consideration	(12,347)	(34,317)	21,970	(64)
Debt issuance costs	(16,011)	(2,442)	(13,569)	556

Operating Activities

Cash provided by (used in) operating activities changed due to:

(i) *Loan origination activity.* Agency loans originated are held for short periods of time, generally less than 60 days, and impact cash flows presented as of a point in time due to the timing difference between the date of origination and date of delivery. The increase in net cash used in loan origination activities is primarily attributable to originations outpacing sales by $833.8 million in 2025 compared to $23.6 million in 2024.

(ii) *Other activities.* Cash flows provided by other operating activities were $169.5 million in 2025, up from $153.0 million in 2024. The primary reasons for the change were a smaller reduction in cash from changes in other assets and receivables of $58.1 million, a decrease in the adjustments for fair value adjustments to contingent consideration liabilities of $42.1 million and an increase in the adjustment for loan repurchase losses of $20.1 million, partially offset by a $44.0 million decrease in net income before noncontrolling interests and temporary equity holders, a $26.1 million increase in adjustments for MSR income, and a $33.0 million decrease in the adjustment for goodwill impairment.

Investing Activities

Cash provided by (used in) investing activities changed due to:

(i) *Capital invested in equity-method investments:* Capital invested in equity-method investments increased as we received more capital calls on our equity method investments in 2025 than in 2024.

(ii) *Principal collected on loans held for investment.* The principal collected on loans held for investment decreased, as we have been winding down our Interim Loan Program ("ILP") loans over the past several years as our transitional lending opportunities have been funded using third-party capital raised by our investment management business, WDIP. As of the beginning of 2025, we had no ILP loans on our balance sheet, compared to two loans as of the beginning of 2024.

(iii) *Other investing activities, net.* The decrease in cash provided was primarily due to a decrease in distributions from our Interim Program JV as the JV is winding down.

Partially offsetting the aforementioned changes that decreased cash were the following activities that increased cash:

(i) *AFS securities*. Prepayment of AFS securities increased in 2025, while purchases declined slightly during the year.

(ii) *Originations and repurchase of loans held for investment.* The decrease was primarily due to the origination of a short-term bridge loan in 2024 with no comparable activity in 2025.

Financing Activities

Cash provided by (used in) financing activities changed due to:

(i) *Net borrowings of warehouse notes payable.* The increase was due to the aforementioned increase in net cash used in loan origination activity.

(ii) *Repayments of interim warehouse notes payable.* The change in repayments of interim warehouse notes payable was related to the aforementioned decrease in principal collected on loans held for investment as we use borrowings to fund interim loan program loans held for investment. Due to no loans held for investment under our interim loan program outstanding in 2025, we also had no outstanding borrowings to repay.

(iii) *Borrowings of corporate notes payable.* The increase was attributable to the issuance of our Senior Notes in 2025 to pay down our Term Loan, with no comparable activity in 2024.

(iv) *Payment of contingent consideration.* The decrease was due to lower achievement of performance-based earnouts related to historical acquisitions in 2025 compared to 2024.

Partially offsetting the aforementioned changes that increased cash were the following activities that decreased cash:

(i) *Repayments of corporate notes payable.* The increase was largely due to using $328.5 million of the $400.0 million proceeds from the issuance of our Senior Notes to pay down our Term Loan in 2025, with no comparable activity in 2024.

(ii) *Debt issuance costs.* The increase in debt issuance costs paid was driven by the aforementioned issuance of the Senior Notes and amendment of the Term Loan, with no comparable activity in 2024.

Segment Results

The Company is managed based on our three reportable segments: (i) Capital Markets ("CM"), (ii) Servicing & Asset Management ("SAM"), and (iii) Corporate. The segment results below are intended to present each of the reportable segments on a stand-alone basis.

Capital Markets

Our CM segment provides a comprehensive range of commercial real estate finance products to our customers, including Agency lending, debt brokerage, property sales, and appraisal and valuation services. The Company's long-established relationships with the Agencies and institutional investors enable our CM segment to offer a broad range of loan products and services to the Company's customers, including first mortgage, second trust, supplemental, construction, mezzanine, preferred equity, and small-balance loans. This segment also provides property sales services to owners and developers of multifamily properties and commercial real estate and multifamily property appraisals for various lenders and investors. The CM segment also provides real estate-related investment banking and advisory services, including housing market research.

SUPPLEMENTAL OPERATING DATA
CAPITAL MARKETS

	For the year ended December 31,		Dollar	Percentage
Transaction Volume *(in thousands)*				
Components of Debt Financing Volume	**2025**	**2024**	**Change**	**Change**
Fannie Mae	$ 9,552,425	$ 7,641,161	$ 1,911,264	25 %
Freddie Mac	8,248,816	5,227,550	3,021,266	58
Ginnie Mae–HUD	915,524	588,529	326,995	56
Brokered[1]	22,076,680	16,093,776	5,982,904	37
Total Debt Financing Volume	**$ 40,793,445**	**$ 29,551,016**	**$ 11,242,429**	**38 %**
Property sales volume	13,349,892	9,751,223	3,598,669	37
Total Transaction Volume	**$ 54,143,337**	**$ 39,302,239**	**$ 14,841,098**	**38 %**
Key Performance Metrics *(dollars in thousands, except per share data)*				
Net income	$ 89,819	$ 66,664	23,155	35 %
Adjusted EBITDA[2]	(16,980)	(28,258)	11,278	(40)
Diluted EPS	2.62	1.97	0.65	33
Operating margin	19 %	17 %		
Key Revenue Metrics *(as a percentage of debt financing volume)*				
Origination fees	0.83 %	0.92 %		
MSR income, as a percentage of Agency debt financing volume	0.96	1.14		

(1) Brokered transactions for life insurance companies, commercial banks, and other capital sources.
(2) This is a non-GAAP financial measure. For more information on adjusted EBITDA, refer to the section below titled "Non-GAAP Financial Measure."

FINANCIAL RESULTS–2025 COMPARED TO 2024
CAPITAL MARKETS

(in thousands)	For the year ended December 31,		Dollar Change	Percentage Change
Revenues	**2025**	**2024**		
Origination fees	$ 336,947	$ 271,996	$ 64,951	24 %
MSR income	179,681	153,593	26,088	17
Property sales broker fees	83,519	60,583	22,936	38
Net warehouse interest income (expense), loans held for sale	(5,490)	(8,780)	3,290	(37)
Other revenues	52,293	47,449	4,844	10
Total revenues	$ 646,950	$ 524,841	$ 122,109	23
Expenses				
Personnel	$ 475,286	$ 399,256	$ 76,030	19 %
Amortization and depreciation	4,579	4,551	28	1
Interest expense on corporate debt	17,506	19,489	(1,983)	(10)
Goodwill impairment	—	33,000	(33,000)	(100)
Fair value adjustments to contingent consideration liabilities	—	(39,491)	39,491	(100)
Asset impairments and other expenses	2,742	460	2,282	496
Other operating expenses	21,162	20,284	878	4
Total expenses	$ 521,275	$ 437,549	$ 83,726	19
Income (loss) before taxes	$ 125,675	$ 87,292	$ 38,383	44
Income tax expense (benefit)	35,019	20,275	14,744	73
Net income (loss) before noncontrolling interests	$ 90,656	$ 67,017	$ 23,639	35
Less: net income (loss) from noncontrolling interests	—	353	(353)	(100)
Less: net income (loss) attributable to temporary equity holders	837	—	837	N/A
Net income (loss)	$ 89,819	$ 66,664	$ 23,155	35

Revenues

Origination fees and MSR Income. The following tables provide additional information that helps explain changes in origination fees and MSR income year over year:

Debt Financing Volume by Product Type	For the year ended December 31,	
	2025	**2024**
Fannie Mae	24 %	26 %
Freddie Mac	20	18
Ginnie Mae - HUD	2	2
Brokered	54	54

Mortgage Banking Details *(basis points)*	For the year ended December 31,		Basis Point Change	Percentage Change
	2025	**2024**		
Origination Fee Rate [1]	83	92	(9)	(10)
Agency MSR Rate [2]	96	114	(18)	(16)

(1) Origination fees as a percentage of total debt financing volume.
(2) MSR Income as a percentage of Agency debt financing volume.

The increase in origination fees was primarily the result of the 38% increase in debt financing volume, partially offset by a nine-basis-point decrease in our origination fee rate. The decrease in the origination fee rate was primarily attributable to our Freddie Mac debt financing volume, which had a 25% decline in origination fee rate year over year. During 2025, 52% of Freddie Mac debt financing volume was for loans with balances of $50 million or greater compared to 31% in 2024. Additionally, we originated a large Fannie Mae portfolio during the second quarter of 2025, with no comparable activity in 2024, contributing to the decline in origination fee rates. Large portfolios typically have lower origination fee rates than non-portfolio transactions.

The increase in our MSR income was similarly primarily driven by the increase in Agency debt financing volume, partially offset by a 15% decrease in the weighted-average servicing fee ("WASF"), and a 7% decrease in the weighted average loan term on Fannie Mae debt financing volume. The WASF and weighted average loan term are two key inputs into the estimated fair value of MSR income. The decrease in the WASF was driven by (i) a competitive environment, and (ii) the aforementioned large Fannie Mae portfolio originated during the second quarter of 2025 as large portfolios typically have lower servicing fees than non-portfolio transactions. The decrease in the weighted average loan term is driven by our borrowers are opting for shorter loan terms for several reasons: (i) shorter duration loans have lower coupon rates than longer duration loans, all else equal, (ii) a lower cost of funds generally results in higher loan proceeds, and (iii) more institutional borrowers are matching loan duration with the duration of their limited partner equity capital, which is generally less than ten years. We expect loan terms to remain at the shorter end of historical ranges for the foreseeable future.

Property sales broker fees. The increase in property sales broker fees was driven principally by the 37% increase in the property sales volumes period over period.

Other revenues. The increase was principally due to a $5.8 million increase in investment banking revenues. Investment banking revenues increased primarily due to more M&A transactions in 2025 compared to 2024.

Expenses

Personnel. The increase was primarily due to (i) a $64.3 million increase in commission costs resulting from increased origination fees, property sales broker fees, and investment banking revenues, (ii) a $10.1 million increase in salaries and benefits largely related to a 5% increase in average segment headcount, and (iii) a $3.2 million increase in severance expense largely as a result of the separation of several underperforming producers.

Interest expense on corporate debt. Interest expense on corporate debt is determined at a consolidated corporate level and allocated to each segment proportionally based on each segment's use of that corporate debt. The discussion of our consolidated results above has additional information related to the increase in interest expense on corporate debt.

Goodwill impairment. Goodwill impairment decreased as an impairment was recorded in 2024 without a similar impairment in 2025, due to improved performance of the reporting unit.

Fair value adjustments to contingent consideration liabilities. The decrease was driven by a decrease in the fair value adjustment to contingent consideration liabilities ("CCL") related to an impaired reporting unit. In 2024, we wrote down to zero the CCL related to a large acquisition due to performance that lagged far behind the earnout targets. There was no comparable activity in 2025, and the earnout period expired on December 31, 2025 for that transaction so there will be no further adjustments to the CCL.

Income tax expense. Income tax expense is determined at a consolidated corporate level and allocated to each segment proportionally based on each segment's income before taxes, except for significant, one-time tax activities, which are allocated entirely to the segment impacted by the tax activity.

Non-GAAP Financial Measure

A reconciliation of adjusted EBITDA for our Capital Markets segment is presented below. Our segment level adjusted EBITDA represents the segment portion of consolidated adjusted EBITDA. A detailed description and reconciliation of consolidated adjusted EBITDA is provided above in our *Consolidated Results of Operations—Non-GAAP Financial Measure.* CM adjusted EBITDA is reconciled to net income as follows:

ADJUSTED FINANCIAL MEASURE RECONCILIATION TO GAAP
CAPITAL MARKETS

	For the year ended December 31,	
(in thousands)	2025	2024
Reconciliation of Net Income (Loss) to Adjusted EBITDA		
Net income (loss)	$ 89,819	$ 66,664
Income tax expense (benefit)	35,019	20,275
Interest expense on corporate debt	17,506	19,489
Amortization and depreciation	4,579	4,551
Stock-based compensation expense	14,514	15,856
Goodwill impairment, net of contingent consideration liability fair value adjustments [1]	—	(1,500)
Write-off of unamortized issuance costs from corporate debt paydown [2]	1,264	—
MSR income	(179,681)	(153,593)
Adjusted EBITDA	$ (16,980)	$ (28,258)

(1) For the year ended December 31, 2024, included goodwill impairment of $33.0 million and contingent consideration fair value adjustment of $34.5 million, with no comparable activity for the year ended December 31, 2025.
(2) Presented as a component of *Asset impairments and other expenses* on the Consolidated Statements of Income

The following table presents a year-over-year comparison of the components of CM adjusted EBITDA for the years ended December 31, 2025 and 2024.

ADJUSTED EBITDA – 2025 COMPARED TO 2024
CAPITAL MARKETS

	For the year ended December 31,		Dollar	Percentage
(in thousands)	2025	2024	Change	Change
Origination fees	$ 336,947	$ 271,996	$ 64,951	24 %
Property sales broker fees	83,519	60,583	22,936	38
Net warehouse interest income (expense), loans held for sale	(5,490)	(8,780)	3,290	(37)
Other revenues	52,293	47,096	5,197	11
Personnel	(460,772)	(383,400)	(77,372)	20
Asset impairments and other expenses	(1,478)	(460)	(1,018)	221
Other operating expenses [1]	(21,162)	(15,293)	(5,869)	38
Net income (loss) from noncontrolling interests and temporary equity holders	(837)	—	(837)	N/A
Adjusted EBITDA	$ (16,980)	$ (28,258)	$ 11,278	(40)

(1) Other operating expenses included a beneficial adjustment for the fair value of contingent consideration liability not related to a goodwill impairment triggering event of $5.0 million for the year ended December 31, 2024, with no comparable activity for the year ended December 31, 2025.

Origination fees increased due to an increase in our overall debt financing volume, partially offset by a decrease in our origination fee rate. Property sales broker fees increased largely as a result of the growth in property sales volumes. Other revenues increased primarily due to an increase in investment banking revenues. The increase in personnel expense was primarily due to increased commission and other production incentive costs due to the increase in origination fees combined with an increase in salaries and benefits due to higher average headcount for the segment and increased severance expense. Other operating expenses decreased due to a beneficial adjustment to contingent consideration liabilities in 2024 with no comparable activity in 2025.

Servicing & Asset Management

The SAM segment activities include: (i) servicing and asset-managing the portfolio of loans we (a) originate and sell to the Agencies, (b) broker to certain life insurance companies, and (c) originate through our principal lending and investing activities, and (ii) managing third-party capital invested in tax credit equity funds focused on the affordable housing sector and other commercial real estate.

SUPPLEMENTAL OPERATING DATA
SERVICING & ASSET MANAGEMENT

	As of December 31,		Dollar	Percentage
Managed Portfolio *(in thousands)*	**2025**	**2024**	**Change**	**Change**
Components of Servicing Portfolio				
Fannie Mae	$ 72,708,372	$ 68,196,744	$ 4,511,628	7 %
Freddie Mac	42,595,441	39,185,091	3,410,350	9
Ginnie Mae–HUD	11,563,020	10,847,265	715,755	7
Brokered[1]	17,111,320	17,057,912	53,408	0
Total Servicing Portfolio	$ 143,978,153	$ 135,287,012	$ 8,691,141	6 %
Assets under management	18,631,100	18,423,463	207,637	1
Total Managed Portfolio	$ 162,609,253	$ 153,710,475	$ 8,898,778	6 %

	For the year ended December 31,		Dollar	Percentage
(dollars in thousands, except per share data) **Key Volume and Performance Metrics**	**2025**	**2024**	**Change**	**Change**
Equity syndication volume[2]	$ 384,284	$ 404,554	$ (20,270)	(5)%
Principal Lending and Investing debt financing volume[3]	690,250	603,650	86,600	14
Net income	85,112	157,750	(72,638)	(46)
Adjusted EBITDA[4]	419,049	485,382	(66,333)	(14)
Diluted EPS	2.48	4.65	(2.17)	(47)
Operating margin	21 %	33 %		

	As of December 31,	
Key Servicing Portfolio Metrics	**2025**	**2024**
Custodial escrow deposit balance *(in billions)*	$ 3.1	$ 2.7
Weighted-average servicing fee rate *(basis points)*	23.6	24.2
Weighted-average remaining servicing portfolio term *(years)*	7.2	7.7

	As of December 31,			
(in thousands)	**2025**		**2024**	
Components of equity and assets under management	Equity under management	Assets under management	Equity under management	Assets under management
LIHTC	$ 6,870,450	$ 15,894,745	$ 6,918,336	$ 15,908,895
Equity funds	926,954	926,954	965,011	965,011
Debt funds[5]	985,283	1,809,401	856,406	1,549,557
Total	$ 8,782,687	$ 18,631,100	$ 8,739,753	$ 18,423,463

(1) Brokered loans serviced primarily for life insurance companies.
(2) Amount of equity called and syndicated into LIHTC funds.
(3) Comprised solely of WDIP separate account originations.
(4) This is a non-GAAP financial measure. For more information on adjusted EBITDA, refer to the section below titled "Non-GAAP Financial Measure".
(5) As of December 31, 2025, included $36.5 million and $33.0 million of equity under management and assets under management, respectively, of Interim program JV loans. The remainder was composed of WDIP debt funds. As of December 31, 2024, includes $46.0 million and $173.0 million of equity under management and assets under management, respectively, of Interim program JV loans. The remainder was composed of WDIP debt funds.

FINANCIAL RESULTS – 2025 COMPARED TO 2024
SERVICING & ASSET MANAGEMENT

(in thousands)	For the year ended December 31,		Dollar Change	Percentage Change
	2025	2024		
Revenues				
Origination fees	$ 5,202	$ 4,566	$ 636	14 %
Servicing fees	337,442	325,644	11,798	4
Investment management fees	34,629	36,976	(2,347)	(6)
Net warehouse interest income, loans held for investment	—	1,747	(1,747)	(100)
Placement fees and other interest income	137,864	153,350	(15,486)	(10)
Other revenues	51,427	69,366	(17,939)	(26)
Total revenues	$ 566,564	$ 591,649	$ (25,085)	(4)
Expenses				
Personnel	$ 89,552	$ 83,050	$ 6,502	8 %
Amortization and depreciation	225,640	226,067	(427)	(0)
Provision (benefit) for credit losses	9,586	10,839	(1,253)	(12)
Interest expense on corporate debt	41,345	43,834	(2,489)	(6)
Fair value adjustments to contingent consideration liabilities	(8,243)	(10,830)	2,587	(24)
Indemnified and repurchased loan expenses	40,850	10,573	30,277	286
Asset impairments and other expenses	28,584	721	27,863	3,864
Other operating expenses	21,398	31,770	(10,372)	(33)
Total expenses	$ 448,712	$ 396,024	$ 52,688	13
Income (loss) before taxes	$ 117,852	$ 195,625	$ (77,773)	(40)
Income tax expense (benefit)	32,839	45,437	(12,598)	(28)
Net income (loss) before noncontrolling interests	$ 85,013	$ 150,188	$ (65,175)	(43)
Less: net income (loss) from noncontrolling interests	$ (99)	$ (7,562)	$ 7,463	(99)
Net income (loss)	$ 85,112	$ 157,750	$ (72,638)	(46)

Revenues

   Servicing fees. The increase was entirely attributable to an increase in the average balance of the servicing portfolio period over period as shown below. The increase in the average servicing portfolio was driven primarily by the $4.5 billion and $3.4 billion increase in Fannie Mae and Freddie Mac loans serviced, respectively.

Servicing Fees Details *(in thousands)*	2025	2024	Change	Change
Average Servicing Portfolio	$ 138,023,295	$ 132,981,178	$ 5,042,117	4 %
Average Servicing Fee (basis points)	24.1	24.1	-	-

   Placement fees and other interest income. The decrease was driven primarily by a decrease in our placement fees on escrow deposits of $23.9 million, partially offset by a $7.8 million increase in interest income from short-term loans to our affordable joint ventures due to an increase in the balance of loans outstanding year over year. The primary driver in the decrease in placement fees was a decline in the placement fee rates on escrow deposits as a result of lower short-term interest rate environment in 2025 compared to 2024, partially offset by a slight increase in the average escrow balance year over year.

   Other revenues. The decrease was primarily due to a $23.2 million decrease from the sale of an asset in our affordable subsidiary in 2024 with no comparable activity in 2025, partially offset by a $5.6 million increase in prepayment fees. The increase in prepayment fees was primarily attributable to the higher refinancing volume within our servicing portfolio in 2025 compared to 2024 due to the more stable interest rate environment and macroeconomic environment for multifamily properties.

Expenses

Personnel. The increase was primarily the result of increases in salaries and benefits and subjective bonuses of $3.8 million combined with a $1.7 million increase in severance expense. The increase in salaries, benefits and bonus were due to normal annual adjustments and an increase in the average segment headcount. Severance expenses increased primarily due to the separation of several underperforming producers.

Interest expense on corporate debt. Interest expense on corporate debt is determined at a consolidated corporate level and allocated to each segment proportionally based on each segment's use of that corporate debt. The discussion of our consolidated results above has additional information related to the increase in interest expense on corporate debt.

Indemnified and repurchased loan expenses. The increase was primarily driven by a $20.1 million increase in loan repurchase losses combined with a $10.2 million increase in repurchase costs and operating costs. As discussed in NOTE 5 of the consolidated financial statements, we received repurchase requests for two loan portfolios with an aggregate UPB of $100.0 million, and we believe that it is probable that we will receive an additional repurchase request for another $34.3 million of loans. In 2024, our repurchase requests were for an aggregate UPB that was less than 2025, resulting in smaller loan repurchase losses in 2024. Similarly, repurchase costs and repurchased loan operating costs increased due to the increase in repurchase request UPB.

Asset impairments and other expenses. The increase was primarily driven by (i) $26.1 million in investment impairments at one of our LIHTC subsidiaries due to continuing underperformance in the investments and (ii) a $2.5 million write off of unamortized debt issuance costs associated with the paydown of our corporate debt in 2025. The $26.1 million of investment impairments consisted of (i) $13.6 million of impairment of real estate held for use, (ii) $5.0 million of impairment of an equity-method investment, and (iii) a $7.5 million accrual for losses expected on disposition of certain affordable assets. All of the 2025 activity had minimal or no comparable activity in 2024.

Other operating expenses. The decrease was due to a $5.9 million decrease and a $3.0 million decrease in professional fees and miscellaneous expenses, respectively. The decrease in professional fees was driven by a decline in legal costs at our LIHTC subsidiary that are correlated with the declines in equity syndication volumes.

Income tax expense. Income tax expense is determined at a consolidated corporate level and allocated to each segment proportionally based on each segment's income before taxes, except for significant, one-time tax activities, which are allocated entirely to the segment impacted by the tax activity.

Net Income (Loss) from Noncontrolling Interests. The decrease in losses attributed to noncontrolling interests is the result of a change in the ownership of an entity producing losses in 2024. As part of a larger transaction with the noncontrolling interest holder, we regained full control of the entity at the end of 2024. The remaining noncontrolling interests in 2025 are insignificant.

Non-GAAP Financial Measure

A reconciliation of adjusted EBITDA for our SAM segment is presented below. Our segment level adjusted EBITDA represents the segment portion of consolidated adjusted EBITDA. A detailed description and reconciliation of consolidated adjusted EBITDA is provided above in our *Consolidated Results of Operations—Non-GAAP Financial Measure.* SAM adjusted EBITDA is reconciled to net income as follows:

ADJUSTED FINANCIAL MEASURE RECONCILIATION TO GAAP
SERVICING & ASSET MANAGEMENT

(in thousands)	For the year ended December 31,	
	2025	**2024**
Reconciliation of Net Income (loss) to Adjusted EBITDA		
Net income (loss)	$ 85,112	$ 157,750
Income tax expense (benefit)	32,839	45,437
Interest expense on corporate debt	41,345	43,834
Amortization and depreciation	225,640	226,067
Provision (benefit) for credit losses	9,586	10,839
Loan repurchase losses [1]	20,092	—
Net write-offs	—	(468)
Stock-based compensation expense	1,906	1,923
Write-off of unamortized issuance costs from corporate debt paydown [2]	2,529	—
Adjusted EBITDA	$ 419,049	$ 485,382

(1) Presented as a component of *Indemnified and repurchased loan expenses* on the Consolidated Statements of Income.
(2) Presented as a component of *Asset impairments and other expenses* on the Consolidated Statements of Income.

The following table presents a year-over-year comparison of the components of SAM adjusted EBITDA for the years ended December 31, 2025 and 2024.

ADJUSTED EBITDA – 2025 COMPARED TO 2024
SERVICING & ASSET MANAGEMENT

(in thousands)	For the year ended December 31,		Dollar Change	Percentage Change
	2025	**2024**		
Origination fees	$ 5,202	$ 4,566	$ 636	14 %
Servicing fees	337,442	325,644	11,798	4
Investment management fees	34,629	36,976	(2,347)	(6)
Net warehouse interest income (expense), loans held for investment	—	1,747	(1,747)	(100)
Placement fees and other interest income	137,864	153,350	(15,486)	(10)
Other revenues	51,427	69,366	(17,939)	(26)
Personnel	(87,646)	(81,127)	(6,519)	8
Net write-offs	—	(468)	468	(100)
Indemnified and repurchased loan expenses	(20,758)	(10,573)	(10,185)	96
Asset impairments and other expenses	(26,055)	(721)	(25,334)	3,514
Other operating expenses [1]	(13,155)	(20,940)	7,785	(37)
Net income (loss) from noncontrolling interests	99	7,562	(7,463)	(99)
Adjusted EBITDA	$ 419,049	$ 485,382	$ (66,333)	(14)

(1) Other operating expenses includes a beneficial adjustment for the fair value of contingent consideration liability not related to a goodwill impairment triggering event of $8.2 million and $10.8 million for the year ended December 31, 2025 and 2024, respectively.

Servicing fees increased due to growth in the average balance of the servicing portfolio period over period as a result of loan originations. Placement fees and other interest income decreased primarily due to decrease in the placement fee rate due to the interest rate environment, partially offset by an increase in interest income from short-term loans to our affordable joint ventures. Other revenues decreased primarily due to the gain on equity method investments from the sale of a property in a fund in 2024 with no comparable activity in 2025. Personnel increased primarily due to an increase in salaries and benefit costs and subjective bonus compensation due primarily to an increase in average segment headcount. Indemnified and repurchased loan expenses increased due to an increase in repurchase costs and operating costs. Asset impairments and other expenses increased primarily due to investment impairments taken in 2025.

Corporate

The Corporate segment consists primarily of the Company's treasury operations and other corporate-level activities. Our treasury activities include monitoring and managing liquidity and funding requirements, including corporate debt. Other corporate-level activities include equity-method investments, accounting, information technology, legal, human resources, marketing, internal audit, and various other corporate groups ("support functions"). We do not allocate costs from these support functions to its other segments in presenting segment operating results. We do allocate interest expense and income tax expense. Corporate debt and the related interest expense are allocated first based on specific acquisitions where debt was directly used to fund the acquisition, such as the acquisition of Alliant, and then based on the remaining segment assets. Income tax expense is allocated proportionally based on income before taxes at each segment, except for significant, one-time tax activities, which are allocated entirely to the segment impacted by the tax activity.

FINANCIAL RESULTS – 2025 COMPARED TO 2024
CORPORATE

| (in thousands) | For the year ended December 31, | | Dollar Change | Percentage Change |
	2025	2024		
Revenues				
Other interest income	$ 14,720	$ 14,611	$ 109	1 %
Other revenues	6,072	1,389	4,683	337
Total revenues	$ 20,792	$ 16,000	$ 4,792	30
Expenses				
Personnel	$ 82,971	$ 76,940	$ 6,031	8 %
Amortization and depreciation	8,463	6,931	1,532	22
Interest expense on corporate debt	5,864	6,363	(499)	(8)
Asset impairments and other expenses	5,420	—	5,420	N/A
Other operating expenses	82,603	77,182	5,421	7
Total expenses	$ 185,321	$ 167,416	$ 17,905	11
Income (loss) before taxes	$ (164,529)	$ (151,416)	$ (13,113)	9
Income tax expense (benefit)	(45,845)	(35,169)	(10,676)	30
Net income (loss)	$ (118,684)	$ (116,247)	$ (2,437)	2
Diluted EPS	(3.46)	(3.43)	(0.03)	1
Adjusted EBITDA	$ (139,453)	$ (128,575)	$ (10,878)	8 %

Revenues

Other revenues. The increase was primarily due to a change to income from equity method investments in 2025 compared to loss from equity method investments in 2024.

Expenses

Personnel. The increase was primarily the result of a $10.7 million increase in salaries and benefits, partially offset by a $4.5 million decrease in subjective bonuses. The increase in salaries and benefits was mostly driven by the 11% increase in average segment headcount year over year to support the growth of the business, particularly in emerging markets, and our technology strategy. The decrease in subjective bonus compensation was primarily due to our financial performance.

Asset impairments and other expenses. The increase was driven by increased legal and other professional fees related to company investigations into repurchased or indemnified loans, and third-party due diligence costs associated with an acquisition that did not close.

Other operating expenses. The increase was driven by a $2.6 million increase in software expense to support the Company's growth in 2025, a $1.2 million increase in travel and entertainment, and a $1.0 million increase in marketing costs.

Income tax expense. Income tax expense is determined at a consolidated corporate level and allocated to each segment proportionally based on each segment's income before taxes, except for significant, one-time tax activities, which are allocated entirely to the segment impacted by the tax activity.

Non-GAAP Financial Measure

A reconciliation of adjusted EBITDA for our Corporate segment is presented below. Our segment level adjusted EBITDA represents the segment portion of consolidated adjusted EBITDA. A detailed description and reconciliation of consolidated adjusted EBITDA is provided above in our *Consolidated Results of Operations—Non-GAAP Financial Measure.* Corporate adjusted EBITDA is reconciled to net income as follows:

ADJUSTED FINANCIAL MEASURE RECONCILIATION TO GAAP
CORPORATE

(in thousands)	For the year ended December 31,	
	2025	2024
Reconciliation of Net Income (loss) to Adjusted EBITDA		
Net income (loss)	$ (118,684)	$ (116,247)
Income tax expense (benefit)	(45,845)	(35,169)
Interest expense on corporate debt	5,864	6,363
Amortization and depreciation	8,463	6,931
Stock-based compensation expense	10,327	9,547
Write-off of unamortized issuance costs from corporate debt paydown [1]	422	—
Adjusted EBITDA	$ (139,453)	$ (128,575)

(1) Presented as a component of *Asset impairments and other expenses* on the Consolidated Statements of Income.

The following table presents a year-over-year comparison of the components of Corporate adjusted EBITDA for the years ended December 31, 2025 and 2024.

ADJUSTED EBITDA – 2025 COMPARED TO 2024
CORPORATE

(in thousands)	For the year ended December 31,		Dollar Change	Percentage Change
	2025	2024		
Other interest income	$ 14,720	$ 14,611	$ 109	1 %
Other revenues	6,072	1,389	4,683	337
Personnel	(72,644)	(67,393)	(5,251)	8
Asset impairments and other expenses	(4,998)	—	(4,998)	N/A
Other operating expenses	(82,603)	(77,182)	(5,421)	7
Adjusted EBITDA	$ (139,453)	$ (128,575)	$ (10,878)	8

Other revenues increased due to an increase in income from equity method investments. The increase in personnel expense was primarily due to increased salaries and benefits expense due to an increase in average segment headcount during 2025, partially offset by a decrease in subjective bonuses due to our financial performance. Asset impairments and other expenses increased due to increased legal and professional fees. Other operating expenses increased largely as a result of increased software costs and travel and entertainment expense.

Liquidity and Capital Resources

Uses of Liquidity, Cash and Cash Equivalents

Our significant recurring cash flow requirements consist of liquidity to (i) fund loans held for sale; (ii) pay cash dividends; (iii) fund our portion of the equity necessary to support equity-method investments; (iv) fund investments in properties to be syndicated to LIHTC investment funds that we will asset-manage; (v) make payments related to earnouts from acquisitions, (vi) meet working capital needs to support our day-to-day operations, including debt service payments, joint venture development partnership contributions, advances for servicing, loan repurchases, and payments for salaries, commissions, and income taxes, and (vii) meet working capital to satisfy collateral requirements for our Fannie Mae DUS risk-sharing obligations and to meet the operational liquidity requirements of Fannie Mae, Freddie Mac, HUD, Ginnie Mae, and our warehouse facility lenders.

Fannie Mae has established benchmark standards for capital adequacy and reserves the right to terminate our servicing authority for all or some of the portfolio if, at any time, it determines that our financial condition is not adequate to support our obligations under the DUS agreement. We are required to maintain acceptable net worth as defined in the standards, and we satisfied the requirements as of December 31, 2025. The net worth requirement is derived primarily from unpaid balances on Fannie Mae loans and the level of risk-sharing. As of December 31, 2025, the net worth requirement was $350.4 million, and our net worth was $1.0 billion, as measured at our wholly owned operating subsidiary, Walker & Dunlop, LLC. As of December 31, 2025, we were required to maintain at least $69.7 million of liquid assets to meet our operational liquidity requirements for Fannie Mae, Freddie Mac, HUD, Ginnie Mae, and our warehouse facility lenders. As of December 31, 2025, we had operational liquidity of $290.6 million, as measured at our wholly owned operating subsidiary, Walker & Dunlop, LLC.

We paid a cash dividend of $0.67 per share each quarter of 2025, which is 3% higher than the quarterly dividend paid in each quarter of 2024. Over the past three years, we have returned $265.3 million to investors through cash dividend payments. In February 2026, the Company's Board of Directors declared a dividend of $0.68 per share for the first quarter of 2026, a 1.5% increase over the 2025 quarterly dividend. The dividend will be paid on March 27, 2026 to all holders of record of our restricted and unrestricted common stock as of March 13, 2026.

Additionally, over the past three years, we have invested $72.8 million in acquisitions, primarily through the payment of earnouts related to acquisitions that closed in 2021 and 2022. We continually seek opportunities to complete additional acquisitions if we believe the economics are favorable. Over the past two years, we have also used $75.2 million to fund loan repurchases with the GSEs.

In February 2025, our Board of Directors approved a stock repurchase program that permitted the repurchase of up to $75.0 million of shares of our common stock over a 12-month period beginning February 21, 2025. Through December 31, 2025, we did not repurchase any shares under the 2025 stock repurchase program and had $75.0 million of remaining capacity under that program. In February 2026, our Board of Directors again approved a stock repurchase program that permits the repurchase of up to $75.0 million shares of our common stock over a 12-month period beginning February 26, 2026.

We have contractual obligations to make future cash payments on lease agreements on our various offices of $127.4 million over the next 11 years as of December 31, 2025. NOTE 15 in the consolidated financial statements contains additional details related to future lease payments. We have contractual obligations to repay short-term and long-term debt. The total principal balance for such debt was $2.3 billion as of December 31, 2025, of which $1.4 billion will be repaid with the proceeds from the sale of loans held for sale. NOTE 7 in the consolidated financial statements contains additional details related to these future debt payments. The expected interest associated with long-term debt obligations is $62.2 million in 2026, $51.6 million in 2027, $51.3 million in 2028, $51.1 million in 2029, and $50.9 million in 2030. The future interest for long-term debt is based on a variable rate; therefore, the preceding interest payments are calculated based on the effective interest rate as of December 31, 2025.

Historically, our cash flows from operations and warehouse facilities have been sufficient to enable us to meet our short-term liquidity needs and other funding requirements. We believe that cash flows from operations will continue to be sufficient for us to meet our current obligations for the foreseeable future.

Restricted Cash and Pledged Securities

Restricted cash consists primarily of good faith deposits held on behalf of borrowers between the time we enter into a loan commitment with the borrower and the investor purchases the loan. We are generally required to share the risk of any losses associated with loans sold under the Fannie Mae DUS program, which is an off-balance sheet arrangement. We are required to secure this obligation by assigning collateral to Fannie Mae. We meet this obligation by assigning pledged securities to Fannie Mae. The amount of collateral required by Fannie Mae is a formulaic calculation at the loan level and considers the balance of the loan, the risk level of the loan, the age of the loan, and the level of risk-sharing. Fannie Mae requires collateral for Tier 2 loans of 75 basis points, which is funded over a 48-month period that begins upon delivery of the loan to Fannie Mae. Collateral held in the form of money market funds holding U.S. Treasuries is discounted 5%, and Agency mortgage-backed securities ("MBS") are discounted 4% for purposes of calculating compliance with the collateral requirements. As of December 31, 2025, we held substantially all of our restricted liquidity in Agency MBS in the aggregate amount of $202.7 million. Additionally, the majority of the loans for which we have risk-sharing are Tier 2 loans. We fund any growth in our Fannie Mae required operational liquidity and collateral requirements from our working capital.

We are in compliance with the December 31, 2025 collateral requirements as outlined above. As of December 31, 2025, reserve requirements for the December 31, 2025 DUS loan portfolio will require us to fund $99.7 million in additional restricted liquidity over the next 48 months, assuming no further principal paydowns, prepayments, or defaults within our at-risk portfolio. Fannie Mae has assessed the DUS

Capital Standards in the past and may make changes to these standards in the future. We generate sufficient cash flows from our operations to meet these capital standards and do not expect any future changes to have a material impact on our future operations; however, any future changes to collateral requirements may adversely impact our available cash.

Under the provisions of the DUS agreement, we must also maintain a certain level of liquid assets referred to as the operational and unrestricted portions of the required reserves each year. We satisfied these requirements as of December 31, 2025.

Sources of Liquidity: Warehouse Facilities and Corporate Notes Payable

Warehouse Facilities

We utilize a combination of warehouse facilities and notes payable to provide funding for our operations. We utilize warehouse facilities to fund our Agency Lending. Our ability to originate Agency mortgage loans depends upon our ability to secure and maintain these types of financing agreements on acceptable terms. For a detailed description of the terms of each warehouse agreement including the affirmative and negative covenants, refer to "Warehouse Facilities" in NOTE 7 of the consolidated financial statements.

Corporate Notes Payable

For a detailed description of the terms of our various corporate debt instruments and related amendments, refer to "Corporate notes payable" in NOTE 7 of the consolidated financial statements.

The warehouse notes payable and corporate notes payable are subject to various financial covenants. The Company is in compliance with all of these financial covenants as of December 31, 2025.

Credit Quality, Allowance for Risk-Sharing Obligations, and Loan Repurchases

The following table sets forth certain information useful in evaluating our credit performance.

	December 31,			
		2025		2024
Key Credit Metrics (in thousands)				
Risk-sharing servicing portfolio:				
Fannie Mae Full Risk	$	65,087,136	$	59,304,888
Fannie Mae Modified Risk		7,621,236		8,891,856
Freddie Mac Modified Risk		15,000		15,000
Total risk-sharing servicing portfolio	$	72,723,372	$	68,211,744
Non-risk-sharing servicing portfolio:				
Freddie Mac No Risk	$	42,580,441	$	39,170,091
GNMA - HUD No Risk		11,563,020		10,847,265
Brokered		17,111,320		17,057,912
Total non-risk-sharing servicing portfolio	$	71,254,781	$	67,075,268
Total loans serviced for others	$	143,978,153	$	135,287,012
Loans held for investment (full risk)	$	36,926	$	36,926
Indemnification reserves		23,920		5,527
Interim Program JV Managed Loans[1]		32,965		173,315
At-risk servicing portfolio[2]	$	68,649,960	$	63,365,672
Maximum exposure to at-risk portfolio[3]		14,052,667		12,893,593
Defaulted loans[4]		158,821		41,737
Defaulted loans as a percentage of the at-risk portfolio		0.23 %		0.07 %
Allowance for risk-sharing as a percentage of the at-risk portfolio		0.05		0.04
Allowance for risk-sharing as a percentage of maximum exposure		0.27		0.22

---

(1) As of December 31, 2025 and 2024, this balance consisted entirely of Interim Program JV managed loans. We indirectly share in a portion of the risk of loss associated with Interim Program JV managed loans through our 15% equity ownership in the Interim Program JV which was $5.5 million and $6.9 million at December 31, 2025 and 2024, respectively. We have no exposure to risk of loss for the loans serviced directly for the Interim Program JV partner. The balance of this line is included as a component of assets under management in the Supplemental Operating Data table above.

(2) At-risk servicing portfolio is defined as the balance of Fannie Mae DUS loans subject to the risk-sharing formula described below, as well as a small number of Freddie Mac loans on which we share in the risk of loss. Use of the at-risk portfolio provides for comparability of the full risk-sharing and modified risk-sharing loans because the provision and allowance for risk-sharing obligations are based on the at-risk balances of the associated loans. Accordingly, we have presented the key statistics as a percentage of the at-risk portfolio.

For example, a $15 million loan with 50% risk-sharing has the same potential risk exposure as a $7.5 million loan with full DUS risk sharing. Accordingly, if the $15 million loan with 50% risk-sharing were to default, we would view the overall loss as a percentage of the at-risk balance, or $7.5 million, to ensure comparability between all risk-sharing obligations. To date, substantially all of the risk-sharing obligations that we have settled have been from full risk-sharing loans.

(3) Represents the maximum loss we would incur under our risk-sharing obligations if all of the loans we service, for which we retain some risk of loss, were to default and all of the collateral underlying these loans was determined to be without value at the time of settlement. The maximum exposure is not representative of the actual loss we would incur.

(4) Defaulted loans represent loans in our Fannie Mae at-risk portfolio or Freddie Mac SBL pre-securitized portfolio that are probable of foreclosure or that have foreclosed and for which the Company has recorded a collateral-based reserve (i.e., loans where we have assessed a probable loss). Other loans that are delinquent but not foreclosed or that are not probable of foreclosure are not included here. Additionally, loans that have foreclosed or are probable of foreclosure but are not expected to result in a loss to the Company are not included here.

Fannie Mae DUS risk-sharing obligations are based on a tiered formula and represent substantially all of our risk-sharing activities. The risk-sharing tiers and the amount of the risk-sharing obligations we absorb under full risk-sharing are provided below. Except as described in the following paragraph, the maximum amount of risk-sharing obligations we absorb at the time of default is generally 20% of the origination UPB of the loan.

Risk-Sharing Losses	Percentage Absorbed by Us
First 5% of UPB at the time of loss settlement	100%
Next 20% of UPB at the time of loss settlement	25%
Losses above 25% of UPB at the time of loss settlement	10%
Maximum loss	20% of origination UPB

Fannie Mae can double or triple our risk-sharing obligation if the loan does not meet specific underwriting criteria or if a loan defaults within 12 months of its sale to Fannie Mae. We may request modified risk-sharing at the time of origination, which reduces our potential risk-sharing obligation from the levels described above. At times, we have, and may in the future, agree to a higher risk-sharing percentage (up to 100% of UPB) after origination and under limited circumstances.

We have a loss-sharing arrangement with Freddie Mac related to SBL loans that is only applicable to SBL loans that are pre-securitized and outstanding for more than 12 months. If a loan defaults prior to securitization, we are required to share the losses with Freddie Mac. Our loss-sharing arrangement is a 10% top loss, meaning that we are responsible for the first 10% of the losses incurred on such defaulted loans. We had three defaulted loans with allowances in our portfolio that were awaiting final resolution as of December 31, 2025. We received an insignificant loss settlement notice from Freddie Mac in the first quarter of 2026 and paid the loss settlement accordingly.

We use several techniques to manage our risk exposure under the Fannie Mae DUS risk-sharing program. These techniques include maintaining a strong underwriting and approval process, evaluating and modifying our underwriting criteria given the underlying multifamily housing market fundamentals, limiting our geographic market and borrower exposures, and electing the modified risk-sharing option under the Fannie Mae DUS program.

The "Business" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" contains a discussion of the risk-sharing caps we have with Fannie Mae.

We regularly monitor the credit quality of all loans for which we have a risk-sharing obligation. Loans with indicators of underperforming credit are placed on a watch list, assigned a numerical risk rating based on our assessment of the relative credit weakness, and subjected to additional evaluation or loss mitigation. Indicators of underperforming credit include poor financial performance, poor physical condition, poor management, and delinquency. A collateral-based reserve is recorded when it is probable that a risk-sharing loan will foreclose or has foreclosed and it is expected to result in a loss for the Company, and a reserve for estimated credit losses and a guaranty obligation are recorded for all other risk-sharing loans. We do not record a collateral-based reserve when it is probable that a risk sharing loan will foreclose or has foreclosed, and the disposition proceeds are expected to be higher than the UPB, resulting in no losses for the Company.

The allowance for risk-sharing obligations related to our $67.5 billion at-risk Fannie Mae servicing portfolio and our Freddie Mac SBL defaulted loans as of December 31, 2025 was $25.0 million compared to $24.2 million as of December 31, 2024.

As of December 31, 2025, 14 loans (11 Fannie Mae loans and three Freddie Mac SBL loans) were in default with an aggregate UPB of $158.8 million compared to six loans (three Fannie Mae loans and three Freddie Mac SBL loans) with an aggregate UPB of $41.7 million that were in default as of December 31, 2024. The collateral-based reserve on defaulted loans was $12.6 million and $4.0 million as of December 31, 2025 and December 31, 2024, respectively. We had a provision for risk-sharing obligations of $9.4 million for the year ended December 31, 2025 and a benefit for risk-sharing obligations of $974 thousand for the year ended December 31, 2024.

For the ten-year period from January 1, 2016 through December 31, 2025, we recognized net write-offs of risk-sharing obligations of $9.2 million, or an average of less than one basis point annually of the average at risk Fannie Mae portfolio balance.

We are obligated to repurchase loans that are originated for the GSEs' programs if certain representations and warranties that we provide in connection with the sale of the loans through these programs are breached. In lieu of repurchasing a loan directly from the GSEs, we have entered into Indemnification and Repurchase Agreements. These indemnification agreements delay the requirement to repurchase the loan for periods of up to two years, and in exchange we fund a collateral reserve generally equal to 20% of the unpaid principal balance of the loan and pay a financing fee to the GSE for the uncollateralized portion of the unpaid principal balance. When we agree to repurchase or indemnify the GSEs, we are required to report the loan or underlying collateral as an asset and the related obligation to repurchase the loans or indemnification liability to the GSE as a liability on our Consolidated Balance Sheets. NOTE 5 in the consolidated financial statements provides additional details related to our repurchase and indemnification activity over the past two years. NOTE 2 contains additional details related to our accounting policy for repurchased and indemnified loans.

Over the past two years, we have repurchased, indemnified or expect to indemnify the GSEs for $221.6 million of loans. The uncollateralized portion of the indemnification agreements was $60.7 million, and $46.9 million at December 31, 2025 and 2024, respectively. These loans in 2025 and 2024 are the only repurchase obligations in our history, and we have not yet realized any credit losses associated with these repurchase obligations.

New/Recent Accounting Pronouncements

NOTE 2 in the consolidated financial statements in Item 15 of Part IV in this 10-K contains a description of the accounting pronouncements that the Financial Accounting Standards Board has issued and that have the potential to impact us but have not yet been adopted by us. There were no other accounting pronouncements issued during 2025 that have the potential to impact our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

For loans held for sale to Fannie Mae, Freddie Mac, and HUD, we are not currently exposed to unhedged interest rate risk during the loan commitment, closing, and delivery processes. The sale or placement of each loan to an investor is negotiated prior to closing on the loan with the borrower, and the sale or placement is typically effectuated within 60 days of closing. The coupon rate for the loan is set at the same time we establish the interest rate with the investor.

Some of our assets and liabilities are subject to changes in interest rates. Placement fee revenue from escrow deposits generally track the effective Federal Funds Rate ("EFFR"). The EFFR was 364 basis points and 433 basis points as of December 31, 2025 and 2024, respectively. The following table shows the impact on our annual placement fees revenues due to a 100-basis point increase and decrease in EFFR based on our escrow balances outstanding at each period end. A portion of these changes in earnings as a result of a 100-basis point increase in the EFFR would be delayed by several months due to the negotiated nature of some of our placement arrangements.

(in thousands)	As of December 31,	
Change in annual placement fee revenue due to:	**2025**	**2024**
100 basis point *increase* in EFFR	$ 31,395	$ 26,938
100 basis point *decrease* in EFFR	(31,395)	(26,938)

The borrowing cost of our warehouse facilities used to fund loans held for sale is based on SOFR. The base SOFR was 387 basis points and 449 basis points as of December 31, 2025 and 2024, respectively. The following table shows the impact on our annual net warehouse interest income due to a 100-basis point increase and decrease in SOFR, based on our warehouse borrowings outstanding at each period end. The changes shown below do not reflect an increase or decrease in the interest rate earned on our loans held for sale.

(in thousands)	As of December 31,	
Change in annual net warehouse interest income due to:	**2025**	**2024**
100 basis point *increase* in SOFR	$ (14,450)	$ (6,196)
100 basis point *decrease* in SOFR	14,450	6,196

All of our Corporate Debt is effectively based on Adjusted Term SOFR as of December 31, 2025. The following table shows the impact on our annual earnings due to a 100-basis point increase and decrease in SOFR as of December 31, 2025 and 2024, respectively, based on the debt balances outstanding at each period end.

(in thousands)	As of December 31,	
Change in annual income before taxes due to:	**2025**	**2024**
100 basis point *increase* in SOFR	$ (8,466)	$ (7,785)
100 basis point *decrease* in SOFR	8,466	7,785

Market Value Risk

The fair value of our MSRs is subject to market-value risk. A 100-basis point increase or decrease in the weighted average discount rate would decrease or increase, respectively, the fair value of our MSRs by approximately $39.4 million as of December 31, 2025, compared to $41.9 million as of December 31, 2024. Additionally, a 50-basis point increase or decrease in the placement fee rates would increase or decrease, respectively, the fair value of our MSRs by approximately $49.7 million as of December 31, 2025. Our Fannie Mae and Freddie Mac loans include economic deterrents that reduce the risk of loan prepayment prior to the expiration of the prepayment protection period, including prepayment premiums, loan defeasance, or yield maintenance fees. These prepayment protections generally extend the duration of a loan compared to a loan without similar protections. As of both December 31, 2025 and December 31, 2024, 90% of the loans for which we earn servicing fees are protected from the risk of prepayment through prepayment provisions; given this significant level of prepayment protection, we do not hedge our servicing portfolio for prepayment risk.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements of Walker & Dunlop, Inc. and subsidiaries and the notes related to the foregoing financial statements, together with the independent registered public accounting firm's report thereon, listed in Item 15, are filed as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision or, and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of the end of the period covered by this report were effective to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision of, and with the participation of, our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their audit report which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this item regarding directors, executive officers, corporate governance and our code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement for the Annual Meeting of Stockholders to be held in 2026 (the "Proxy Statement") under the captions "BOARD OF DIRECTORS AND CORPORATE GOVERNANCE" and "EXECUTIVE OFFICERS – Executive Officer Biographies." The information required by this item regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is hereby incorporated by reference, if applicable, to the material appearing in the Proxy Statement under the caption "VOTING SECURITIES OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT — Delinquent Section 16(a) Reports." The information required by this Item 10 with respect to the availability of our code of ethics is provided in this 10-K. See "Available Information."

Walker & Dunlop has an insider trading policy governing the purchase, sale and other dispositions of Walker & Dunlop's securities that applies to all personnel of Walker & Dunlop and its subsidiaries, including directors, officers and employees and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable NYSE listing standards. In addition, with regard to Walker & Dunlop's trading in its own securities, it is the Company's policy to comply with the Federal securities laws and the applicable NYSE listing standards. A copy of Walker & Dunlop's insider trading policy is included as Exhibit 19.1 to this 10-K.

Item 11. Executive Compensation.

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "COMPENSATION DISCUSSION AND ANALYSIS," "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS," "COMPENSATION DISCUSSION AND ANALYSIS – Compensation Committee Report" and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding security ownership of certain beneficial owners and management and securities authorized for issuance under our employee share-based compensation plans required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "VOTING SECURITIES OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to material appearing in the Proxy Statement under the captions "CERTAIN RELATION-SHIPS AND RELATED TRANSACTIONS" and "BOARD OF DIRECTORS AND CORPORATE GOVERNANCE – Corporate Governance Information – Director Independence."

Item 14. Principal Accountant Fees and Services

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "AUDIT-RELATED MATTERS."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

(a) Financial Statements

Walker & Dunlop, Inc. and Subsidiaries Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income and Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) Exhibits

2.1	Contribution Agreement, dated as of October 29, 2010, by and among Mallory Walker, Howard W. Smith, William M. Walker, Taylor Walker, Richard C. Warner, Donna Mighty, Michael Yavinsky, Edward B. Hermes, Deborah A. Wilson and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
2.2	Contribution Agreement, dated as of October 29, 2010, by and between Column Guaranteed LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 2.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
2.3	Amendment No. 1 to Contribution Agreement, dated as of December 13, 2010, by and between Column Guaranteed LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 2.3 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 13, 2010)

2.4	Purchase Agreement, dated June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed on June 15, 2012)
2.5	Purchase Agreement, dated as of August 30, 2021, by and among Walker & Dunlop, Inc., WDAAC, LLC, Alliant Company, LLC, Alliant Capital, Ltd., Alliant Fund Asset Holdings, LLC, Alliant Asset Management Company, LLC, Alliant Strategic Investments II, LLC, ADC Communities, LLC, ADC Communities II, LLC, AFAH Finance, LLC, Alliant Fund Acquisitions, LLC, Vista Ridge 1, LLC, Alliant, Inc., Alliant ADC, Inc., Palm Drive Associates, LLC, and Shawn Horwitz (incorporated by reference to Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021)
2.6	Amendment No. 1 to Purchase Agreement, dated as of December 31, 2024, by and among Walker & Dunlop, Inc., WDAAC, LLC, Alliant, Inc., Alliant ADC, Inc., Palm Drive Associates, LLC, and Shawn Horowitz (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024)
2.7††	Share Purchase Agreement, dated February 4, 2022, by and among Walker & Dunlop, Inc., WD-GTE, LLC, GeoPhy B.V. ("GeoPhy"), the several persons and entities constituting the holders of all of GeoPhy's issued and outstanding shares of capital stock, and Shareholder Representative Services LLC, as representative of the Shareholders (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021)
3.1	Articles of Amendment and Restatement of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
3.2	Amended and Restated Bylaws of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 10, 2023)
4.1	Specimen Common Stock Certificate of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on September 30, 2010)
4.2	Registration Rights Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Mallory Walker, Taylor Walker, William M. Walker, Howard W. Smith, III, Richard C. Warner, Donna Mighty, Michael Yavinsky, Ted Hermes, Deborah A. Wilson and Column Guaranteed LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 27, 2010)
4.3	Stockholders Agreement, dated December 20, 2010, by and among William M. Walker, Mallory Walker, Column Guaranteed LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2010)
4.4	Piggy Back Registration Rights Agreement, dated June 7, 2012, by and among Column Guaranteed, LLC, William M. Walker, Mallory Walker, Howard W. Smith, III, Deborah A. Wilson, Richard C. Warner, CW Financial Services LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012)
4.5	Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Richard M. Lucas, Howard W. Smith, III and CW Financial Services LLC (incorporated by reference to Annex C of the Company's proxy statement filed on July 26, 2012)
4.6	Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Column Guaranteed, LLC and CW Financial Services LLC (incorporated by reference to Annex D of the Company's proxy statement filed on July 26, 2012)
4.7	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
4.8	Indenture, dated as of March 14, 2025, by and among Walker & Dunlop, Inc., the guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 14, 2025)
10.1	Formation Agreement, dated January 30, 2009, by and among Green Park Financial Limited Partnership, Walker & Dunlop, Inc., Column Guaranteed LLC and Walker & Dunlop, LLC (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on August 4, 2010)
10.2†	Employment Agreement, dated May 14, 2020, between Walker & Dunlop, Inc. and William M. Walker (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020)
10.3†	Employment Agreement, dated May 14, 2020, between Walker & Dunlop, Inc. and Howard W. Smith, III (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020)
10.4†	Amended and Restated Employment Agreement, dated May 4, 2022, by and between Walker & Dunlop, Inc. and Stephen P. Theobald (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022)
10.5†	Employment Agreement, dated May 14, 2020, between Walker & Dunlop, Inc. and Richard M. Lucas (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020)

10.6†	Employment Agreement, dated May 14, 2020, between Walker & Dunlop, Inc. and Paula A. Pryor (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020)
10.7†	Amended and Restated Employment Agreement, dated May 4, 2022, by and between Walker & Dunlop, Inc. and Gregory A. Florkowski (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022)
10.8†	Employment Agreement, dated November 8, 2024, between Walker & Dunlop, Inc, and Daniel J. Groman (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024)
10.9†	2010 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 30, 2012)
10.10†	Management Deferred Stock Unit Purchase Plan, as amended (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015)
10.11†	Amendment to Walker & Dunlop, Inc. Management Deferred Stock Unit Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).
10.12†	Amendment to the Walker & Dunlop, Inc. Management Deferred Stock Unit Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 6, 2020)
10.13†	Management Deferred Stock Unit Purchase Matching Program, as amended (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015)
10.14†	Form of Restricted Common Stock Award Agreement (Employee) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.15†	Amendment to Restricted Stock Award Agreement (Employee) (2010 Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015)
10.16†	Form of Restricted Common Stock Award Agreement (Director) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.17†	Amendment to Restricted Stock Award Agreement (Director) (2010 Equity Incentive Plan) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015)
10.18†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.19†	Amendment to Non-Qualified Stock Option Agreement Under the 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019)
10.20†	Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.21†	Form of Deferred Stock Unit Award Agreement (Matching Program) (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)
10.22†	Form of Restricted Stock Unit Award Agreement (Matching Program) (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)
10.23†	Form of Deferred Stock Unit Award Agreement (Purchase Plan, as amended) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015)
10.24†	Form of Amendment to Deferred Stock Unit Award Agreement (Purchase Plan) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015)
10.25†	Walker & Dunlop, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)
10.26†	Amendment No. 1 to Walker & Dunlop, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016)
10.27†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019)
10.28†	Amendment to Non-Qualified Stock Option Agreement Under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019)
10.29†	Form of Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)
10.30†	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)
10.31†	Form of Restricted Stock Agreement (Directors) (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)
10.32†	Form of Restricted Stock Unit Agreement (Matching Program) (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)

10.33†	Form of Deferred Stock Unit Agreement (Matching Program) (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-8 (File No. 333-204722) filed June 4, 2015)
10.34†	Form of Non-Qualified Stock Option Transfer Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019)
10.35†	Management Deferred Stock Unit Purchase Plan, as amended and restated effective May 1, 2017 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
10.36†	Amendment to the Walker & Dunlop, Inc. Management Deferred Stock Unit Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023)
10.37†	Management Deferred Stock Unit Purchase Matching Program, as amended and restated effective May 1, 2017 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
10.38†	Amendment to the Walker & Dunlop, Inc. Management Deferred Stock Unit Purchase Matching Program (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024)
10.39†	Form of Deferred Stock Unit Award Agreement (Purchase Plan, as amended) (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
10.40†	Form of Deferred Stock Unit Award Agreement (Matching Program) (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
10.41†	Form of Restricted Stock Unit Award Agreement (Matching Program) (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
10.42†	Walker & Dunlop, Inc. Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016)
10.43†	Walker & Dunlop, Inc. Deferred Compensation Plan for Non-Employee Directors Election Form (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016)
10.44†	Walker & Dunlop, Inc. 2015 Equity Incentive Plan Restricted Stock Agreement (Directors) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016)
10.45†	Walker & Dunlop, Inc. 2020 Equity Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A, filed on March 27, 2020)
10.46†	Form of Non-Qualified Stock Option Agreement under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.47†	Form of Performance Stock Unit Agreement under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.48†	Form of Performance Stock Unit Agreement under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021)
10.49†	Form of Performance Stock Unit Agreement with Over-Performance Stock Units under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021)
10.50†	Form of Restricted Stock Agreement under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.51†	Form of Restricted Stock Agreement (Directors) under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.52†	Management Deferred Stock Unit Purchase Matching Program (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.53†	Form of Restricted Stock Unit Agreement (Management Deferred Stock Unit Purchase Matching Program) under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.54†	Form of Deferred Stock Unit Agreement (Management Deferred Stock Unit Purchase Matching Program) under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.55†	Form of Non-Qualified Stock Option Transfer Agreement under 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8 (File No. 333-238259) filed May 14, 2020)
10.56†	Walker & Dunlop, Inc. 2024 Equity Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A, filed on March 15, 2024)
10.57†	Form of Non-Qualified Stock Option Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.58†	Form of Restricted Stock Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)

10.59†	Form of Restricted Stock Agreement (Directors) under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.60†	Form of Restricted Stock (Deferred Stock Units) Agreement (Directors) under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.61†	Form of Performance Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.62†	Form of Over-Performance Performance Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.63†,††	Form of Management Deferred Stock Unit Purchase Matching Program Restricted Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.64†,††	Form of Management Deferred Stock Unit Purchase Matching Program Deferred Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8 (File No. 333-279068) filed on May 2, 2024)
10.65	Performance Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025)
10.66†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and William M. Walker (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.67†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Howard W. Smith, III (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.68†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and John Rice (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.69†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Richard M. Lucas (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.70†	Indemnification Agreement, dated May 4, 2022, by and among Walker & Dunlop, Inc. and Gregory A. Florkowski (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022)
10.71†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Alan J. Bowers (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.72†	Indemnification Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Dana L. Schmaltz (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.73†	Indemnification Agreement, dated May 14, 2020, by and among Walker & Dunlop, Inc. and Paula A. Pryor (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-Q for the quarterly period ended June 30, 2020)
10.74†	Indemnification Agreement, dated March 3, 2013, between Walker & Dunlop, Inc. and Stephen P. Theobald (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 4, 2013)
10.75†	Indemnification Agreement, dated February 28, 2017, by and among Walker & Dunlop, Inc. and Michael J. Warren (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017)
10.76†	Indemnification Agreement, dated March 6, 2019, by and between Walked & Dunlop, Inc. and Ellen D. Levy (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019)
10.77†	Indemnification Agreement, dated March 3, 2021, by and between Walked & Dunlop, Inc. and Donna C. Wells (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021)
10.78†	Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013)
10.79†	Indemnification Agreement, dated May 2, 2024, by and between Walker & Dunlop, Inc. and Jeffery R. Hayward (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024)
10.80†	Indemnification Agreement, dated June 9, 2024, by and between Walker & Dunlop, Inc. and Gary S. Pinkus (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024)
10.81†	Indemnification Agreement, dated November 8, 2024, by and among Walker & Dunlop, Inc. and Daniel J. Groman (incorporated by reference to Exhibit 10.80 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024)
10.82	Indemnification Agreement, dated September 11, 2025, by and between Walker & Dunlop, Inc. and Ernest Freedman (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025)

10.83†	Walker & Dunlop, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 20, 2019)
10.84†	Amendment One to the Walker & Dunlop, Inc, Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023)
10.85	Form of Trust Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 20, 2019)
10.86	Form of Trust Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023)
10.87	Second Amended and Restated Warehousing Credit and Security Agreement, dated as of September 11, 2017, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 13, 2017)
10.88	First Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of September 15, 2017, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 20, 2017)
10.89	Second Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of September 10, 2018, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 13, 2018)
10.90	Third Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of May 20, 2019, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 23, 2019)
10.91	Fourth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of September 6, 2019, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 11, 2019)
10.92	Fifth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 23, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 29, 2020)
10.93	Sixth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of August 21, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 26, 2020)
10.94	Seventh Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of October 28, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 2, 2020)
10.95	Eighth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of December 18, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 23, 2020)
10.96	Ninth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 15, 2021, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 20, 2021)
10.97	Tenth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of June 8, 2021, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2021)
10.98	Eleventh Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 7, 2022, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 12, 2022)
10.99	Twelfth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of May 12, 2022, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 16, 2022)
10.100	Thirteenth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dates as of April 10, 2023, by and among Walker & Dunlop, LLC Walker & Dunlop, Inc, and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 13, 2023).
10.101	Fourteenth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 11, 2024, by and among Walker & Dunlop, LLC Walker & Dunlop, Inc, and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 12, 2024).
10.102	Fifteenth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 11, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 14, 2025)

10.103	Sixteenth Amendment to Second Amended and Restated Warehousing Credit and Security Agreement, dated as of April 11, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 2, 2026)
10.104	Second Amended and Restated Guaranty and Suretyship Agreement, dated as of September 11, 2017, by Walker & Dunlop, Inc. in favor of PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 13, 2017)
10.105	Master Repurchase Agreement, dated as of August 26, 2019, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and JPMorgan Chase Bank, N.A., as Buyer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 27, 2020)
10.106	Guaranty, dated as of August 26, 2019, by Walker & Dunlop, Inc. in favor of JPMorgan Chase Bank, N.A., as Buyer (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 27, 2020)
10.107	Side Letter, dated as of August 26, 2019, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and JPMorgan Chase Bank, N.A., as Buyer (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 27, 2020)
10.108	First Amendment to Master Repurchase Agreement, dated as of August 24, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and JPMorgan Chase Bank, N.A., as Buyer (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on August 27, 2020)
10.109	First Amendment to Side Letter, dated as of August 24, 2020, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and JPMorgan Chase Bank, N.A., as Buyer (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on August 27, 2020)
10.110	Amendment No. 2 to Master Repurchase Agreement, dated as of August 23, 2021, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 26, 2021)
10.111	Amendment No. 3 to Master Repurchase Agreement, dated as of September 30, 2021, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 5, 2021)
10.112	Amendment No. 4 to Master Repurchase Agreement, dated as of September 15, 2022, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 20, 2022)
10.113	Amendment No. 5 to Master Repurchase Agreement, dated as of December 29, 2022, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2023)
10.114	Amendment No. 6 to Master Repurchase Agreement, dated as of September 12, 2023, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc, and JPMorgan Chase bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 15, 2023)
10.115	Amendment No. 7 Master Repurchase Agreement, dated as of September 12, 2024, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc, and JPMorgan Chase bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 16, 2024)
10.116	Amendment No. 8 to Master Repurchase Agreement, dated as of September 11, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc. and JP Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 17, 2025)
10.117	Amended and Restated Letter, dated as of September 30, 2021, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 5, 2021)
10.118	Second Amended and Restated Side Letter, dated as of September 11, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JP Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 17, 2025)
10.119	Amendment No. 1 to Amended and Restated Letter, dated as of September 15, 2022, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 20, 2022)
10.120	Amendment No. 2 to Amended and Restated Letter, dated as of September 12, 2023, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 15, 2023)
10.121	Amendment No. 3 to Amended and Restated Letter, dated as of September 12, 2024, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 16, 2024)

10.122	Amendment No. 4 to Amended and Restated Side Letter, dated as of August 26, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JP Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 29, 2025)
10.123	Closing Side Letter, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.124	Registration Rights Agreement, dated as of September 4, 2012, by and between Walker & Dunlop, Inc. and CW Financial Services LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.125	Closing Agreement, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.126	Transfer and Joinder Agreement, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., CW Financial Services LLC and Galaxy Acquisition LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.127††	Amended and Restated Credit Agreement, dated as of March 14, 2025, by and among Walker & Dunlop, Inc., as borrower, the lenders referred to therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 14, 2025)
10.128††	Amended and Restated Guarantee and Collateral Agreement, dated as of March 14, 2025, by and among Walker & Dun-lop, Inc., as borrower, certain subsidiaries of Walker & Dunlop, Inc., as subsidiary guarantors, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 14, 2025)
10.129	Consent and Amendment, dated as of March 14, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 14, 2025).
10.130	Consent and Amendment, dated as of March 14, 2025, by and among Walker & Dunlop, LLC, Walker & Dunlop, Inc., and PNC Bank, National Association, as lender. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 14, 2025.)
10.131	Lender Joinder Agreement and Amendment No. 1, dated as of January 12, 2023, to the Credit Agreement, dated as of December 16, 2021, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., a national banking association, as administrative agent and an Incremental Term B Lender, the several banks and other financial institutions or entities from time to time party thereto, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 18, 2023).
10.132	Amendment No. 2, dated as of May 22, 2024, to the Credit Agreement, dated as of December 16, 2021, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., a national banking association, as administrative agent and an Incremental Term B Lender, the several banks and other financial institutions or entities from time to time party thereto, and the other parties thereto (as amended by that certain Lender Joinder Agreement and Amendment No. 1, dated as of January 12, 2023) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2024).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024).
21*	List of Subsidiaries of Walker & Dunlop, Inc. as of December 31, 2025
23*	Consent of KPMG LLP (Independent Registered Public Accounting Firm)
31.1*	Certification of Walker & Dunlop, Inc.'s Chief Executive Offer Pursuant to Rule 13a-14(a)
31.2*	Certification of Walker & Dunlop, Inc.'s Chief Financial Offer Pursuant to Rule 13a-14(a)
32**	Certification of Walker & Dunlop, Inc.'s Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Walker & Dunlop, Inc. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained an Exhibit 101)

†: Denotes a management contract or compensation plan, contract or arrangement.
††: Schedules (or similar attachments) have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any such schedules (or similar attachments) to the SEC upon request.
*: Filed herewith.
**: Furnished herewith. Information in this Annual Report on Form 10-K furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Walker & Dunlop, Inc.

By: /s/ William M. Walker
       William M. Walker
       Chairman and Chief Executive Officer

Date: February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William M. Walker William M. Walker	Chairman and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ Ernest Freedman Ernest Freedman	Director	February 26, 2026
/s/ Jeffery Hayward Jeffery Hayward	Director	February 26, 2026
/s/ Ellen Levy Ellen Levy	Director	February 26, 2026
/s/ Gary Pinkus Gary Pinkus	Director	February 26, 2026
/s/ John Rice John Rice	Director	February 26, 2026
/s/ Dana L. Schmaltz Dana L. Schmaltz	Director	February 26, 2026
/s/ Donna Wells Donna Wells	Director	February 26, 2026
/s/ Gregory A. Florkowski Gregory A. Florkowski	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2026

INDEX TO THE FINANCIAL STATEMENTS

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Walker & Dunlop, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Walker & Dunlop, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Initial fair value measurement of mortgage servicing rights

As discussed in Notes 2 and 3 to the consolidated financial statements, the fair value of expected net cash flows from servicing, net of guaranty obligation presented on the consolidated statements of income and comprehensive income amounted to $180 million for the year ended December 31, 2025. At the loan commitment date, the fair value of expected net cash flows from servicing (the initial fair value of mortgage servicing rights) is recognized as a derivative asset on the consolidated balance sheets and reclassified as capitalized mortgage servicing rights at the loan sale date. The measurement of the fair value of mortgage servicing rights requires certain assumptions, including the estimated life of the loan, discount rate, earnings rate on the placement of escrows (placement fee rate) and servicing cost. The estimated net cash flows are discounted at a rate that reflects the credit and liquidity risk over the estimated life of the underlying loan (DCF method). The estimated life of the loan includes consideration of the prepayment provisions. The estimated placement fee rate associated with servicing the loan increases estimated future cash flows, and the estimated future cost to service the loan decreases estimated future cash flows.

We identified the assessment of the initial fair value measurement of mortgage servicing rights as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the fair value measurements due to the measurement uncertainty. Specifically, the assessment encompassed the evaluation of the key assumptions used in estimating the net cash flows for determining the initial fair value of mortgage servicing rights, which included the discount rate and placement fee rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the initial fair value of mortgage servicing rights, including controls over the: (1) identification and determination of the key assumptions (discount rate and placement fee rate) used in estimating the net cash flows, and (2) preparation and measurement of the initial fair value of mortgage servicing rights. We involved valuation professionals with specialized skills and knowledge to assist in developing an independent fair value using our internal calculation model and published assumptions from industry market survey data for comparable loan products and mortgage servicing rights. We compared our independently developed fair value estimate to the Company's initial fair value of mortgage servicing rights.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

McLean, Virginia
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Walker & Dunlop, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Walker & Dunlop, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 26, 2026

Walker & Dunlop, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share data)

		December 31,		
		2025		**2024**
Assets				
Cash and cash equivalents	$	299,315	$	279,270
Restricted cash		22,772		25,156
Pledged securities, at fair value		224,954		206,904
Loans held for sale, at fair value		1,436,350		780,749
Mortgage servicing rights		808,145		852,399
Goodwill		868,710		868,710
Other intangible assets		141,877		156,893
Receivables, net		419,358		335,879
Committed investments in tax credit equity		241,401		313,230
Other assets		596,596		562,803
Total assets	$	5,059,478	$	4,381,993
Liabilities				
Warehouse notes payable	$	1,420,272	$	781,706
Corporate notes payable		829,218		768,044
Allowance for risk-sharing obligations		37,546		28,159
Deferred tax liabilities, net		237,001		241,386
Commitments to fund investments in tax credit equity		219,949		274,975
Other liabilities		569,630		527,860
Total liabilities	$	3,313,616	$	2,622,130
Temporary Equity				
Profit interests of a wholly owned subsidiary subject to possible redemption	$	(1,036)	$	—
Stockholders' Equity				
Preferred stock (authorized 50,000 shares; none issued)	$	—	$	—
Common stock ($0.01 par value; authorized 200,000 shares; issued and outstanding 33,389 shares as of December 31, 2025 and 33,194 shares as of December 31, 2024)		334		332
Additional paid-in capital ("APIC")		450,434		429,000
Accumulated other comprehensive income (loss) ("AOCI")		1,876		586
Retained earnings		1,282,390		1,317,945
Total stockholders' equity	$	1,735,034	$	1,747,863
Noncontrolling interests		11,864		12,000
Total permanent equity	$	1,746,898	$	1,759,863
Commitments and contingencies (NOTES 2 and 12)		—		—
Total liabilities, temporary equity, and permanent equity	$	5,059,478	$	4,381,993

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(In thousands, except per share data)

	For the year ended December 31,		
	2025	2024	2023
Revenues			
Loan origination and debt brokerage fees, net	$ 342,149	$ 276,562	$ 234,409
Fair value of expected net cash flows from servicing, net of guaranty obligation	179,681	153,593	141,917
Servicing fees	337,442	325,644	311,914
Property sales broker fees	83,519	60,583	53,966
Investment management fees	34,629	36,976	45,381
Net warehouse interest income (expense)	(5,490)	(7,033)	(5,633)
Placement fees and other interest income	152,584	167,961	154,520
Other revenues	109,792	118,204	117,966
Total revenues	$ 1,234,306	$ 1,132,490	$ 1,054,440
Expenses			
Personnel	$ 647,809	$ 559,246	$ 514,290
Amortization and depreciation	238,682	237,549	226,752
Provision (benefit) for credit losses	9,586	10,839	(10,452)
Interest expense on corporate debt	64,715	69,686	68,476
Goodwill impairment	—	33,000	62,000
Fair value adjustments to contingent consideration liabilities	(8,243)	(50,321)	(62,500)
Indemnified and repurchased loan expenses (NOTE 5)	40,850	10,573	—
Asset impairments and other expenses (NOTE 17)	36,746	1,181	(607)
Other operating expenses	125,163	129,236	118,284
Total expenses	$ 1,155,308	$ 1,000,989	$ 916,243
Income before taxes	$ 78,998	$ 131,501	$ 138,197
Income tax expense	22,013	30,543	35,026
Net income before noncontrolling interests and temporary equity holders	$ 56,985	$ 100,958	$ 103,171
Less: net income (loss) from noncontrolling interests	(99)	(7,209)	(4,186)
Less: net income (loss) attributable to temporary equity holders	837	—	—
Walker & Dunlop net income	$ 56,247	$ 108,167	$ 107,357
Other comprehensive income (loss), net of tax	1,290	1,065	1,089
Walker & Dunlop comprehensive income	$ 57,537	$ 109,232	$ 108,446
Basic earnings per share (NOTE 11)	$ 1.65	$ 3.19	$ 3.20
Diluted earnings per share (NOTE 11)	$ 1.64	$ 3.19	$ 3.18
Basic weighted-average shares outstanding	33,347	33,116	32,697
Diluted weighted-average shares outstanding	33,369	33,158	32,875

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries
Consolidated Statements of Changes in Equity
(in thousands)

		Stockholders' Equity						
	Temporary Equity	Common Stock Shares	Common Stock Amount	APIC	AOCI	Retained Earnings	Noncontrolling Interests	Total Permanent Equity
Balance as of December 31, 2022	$ —	32,396	$ 323	$ 412,636	$ (1,568)	$ 1,278,035	$ 27,403	$ 1,716,829
Walker & Dunlop net income	—	—	—	—	—	107,357	—	107,357
Net income (loss) from noncontrolling interests	—	—	—	—	—	—	(4,186)	(4,186)
Other comprehensive income (loss), net of tax	—	—	—	—	1,089	—	—	1,089
Stock-based compensation–equity classified	—	—	—	27,033	—	—	—	27,033
Issuance of common stock in connection with equity compensation plans	—	699	7	6,329	—	—	—	6,336
Repurchase and retirement of common stock (NOTE 11)	—	(221)	(1)	(20,510)	—	—	—	(20,511)
Distributions to noncontrolling interest holders	—	—	—	—	—	—	(3,198)	(3,198)
Cash dividends paid ($2.52 per common share)	—	—	—	—	—	(84,836)	—	(84,836)
Other activity	—	—	—	—	—	(2,144)	2,360	216
Balance as of December 31, 2023	$ —	32,874	$ 329	$ 425,488	$ (479)	$ 1,298,412	$ 22,379	$ 1,746,129
Walker & Dunlop net income	—	—	—	—	—	108,167	—	108,167
Net income (loss) from noncontrolling interests	—	—	—	—	—	—	(7,209)	(7,209)
Other comprehensive income (loss), net of tax	—	—	—	—	1,065	—	—	1,065
Stock-based compensation–equity classified	—	—	—	26,358	—	—	—	26,358
Issuance of common stock in connection with equity compensation plans	—	447	4	6,093	—	—	—	6,097
Repurchase and retirement of common stock (NOTE 11)	—	(127)	(1)	(12,381)	—	—	—	(12,382)
Purchases of noncontrolling interests	—	—	—	(16,558)	—	—	(2,151)	(18,709)
Distributions to noncontrolling interest holders	—	—	—	—	—	—	(1,019)	(1,019)
Cash dividends paid ($2.60 per common share)	—	—	—	—	—	(88,634)	—	(88,634)
Balance as of December 31, 2024	$ —	33,194	$ 332	$ 429,000	$ 586	$ 1,317,945	$ 12,000	$ 1,759,863
Walker & Dunlop net income	—	—	—	—	—	56,247	—	56,247
Net income (loss) from noncontrolling interests	—	—	—	—	—	—	(99)	(99)
Net income (loss) attributable to temporary equity holders	837	—	—	—	—	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	1,290	—	—	1,290
Stock-based compensation–equity classified	155	—	—	25,586	—	—	—	25,586
Issuance of common stock in connection with equity compensation plans	—	316	3	6,300	—	—	—	6,303
Repurchase and retirement of common stock (NOTE 11)	—	(121)	(1)	(10,452)	—	—	—	(10,453)
Distributions to noncontrolling and temporary equity interest holders	(2,028)	—	—	—	—	—	(37)	(37)
Cash dividends paid ($2.68 per common share)	—	—	—	—	—	(91,802)	—	(91,802)
Balance as of December 31, 2025	$ (1,036)	33,389	$ 334	$ 450,434	$ 1,876	$ 1,282,390	$ 11,864	$ 1,746,898

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

		For the year ended December 31,				
		2025		2024		2023
Cash flows from operating activities						
Net income before noncontrolling interests and temporary equity holders	$	56,985	$	100,958	$	103,171
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Gains attributable to the fair value of future servicing rights, net of guaranty obligation		(179,681)		(153,593)		(141,917)
Change in the fair value of premiums and origination fees (NOTE 2)		1,865		3,130		(2,460)
Amortization and depreciation		238,682		237,549		226,752
Stock compensation–equity and liability classified		26,747		27,326		27,842
Provision (benefit) for credit losses		9,586		10,839		(10,452)
Indemnified and repurchased loans expenses - loan repurchase losses (NOTE 5)		20,092		—		
Deferred tax expense (benefit)		(5,829)		(2,500)		1,198
Goodwill impairment		—		33,000		62,000
Fair value adjustments to contingent consideration liabilities		(8,243)		(50,321)		(62,500)
Cash paid to settle risk-sharing obligations		—		—		(2,008)
Impairment of real estate held for investment and equity method investment		18,615		721		4,970
Originations of loans held for sale		(17,178,944)		(11,803,213)		(11,379,540)
Proceeds from transfers of loans held for sale		16,345,181		11,779,584		11,199,916
Other operating activities, net		7,736		4,901		776
Changes in:						
Receivables, net		(83,479)		(68,802)		(35,309)
Other assets		29,203		(43,583)		(9,691)
Other liabilities		37,174		53,363		16,734
Net cash provided by (used in) operating activities	$	(664,310)	$	129,359	$	(518)
Cash flows from investing activities						
Capital expenditures	$	(15,772)	$	(12,961)	$	(16,201)
Capital invested in equity-method investments		(26,547)		(19,406)		(24,679)
Purchases of pledged available-for-sale ("AFS") securities		(46,989)		(51,400)		(12,548)
Proceeds from prepayment and sale of pledged AFS securities		26,623		9,543		10,679
Originations and repurchase of loans held for investment		(24,381)		(37,928)		—
Principal collected on loans held for investment		—		55,701		160,662
Other investing activities, net		9,725		18,316		8,956
Net cash provided by (used in) investing activities	$	(77,341)	$	(38,135)	$	126,869
Cash flows from financing activities						
Borrowings (repayments) of warehouse notes payable, net	$	824,546	$	33,705	$	189,736
Repayments of interim warehouse notes payable		—		(25,585)		(119,835)
Repayments of corporate notes payable		(331,856)		(8,019)		(122,046)
Borrowings of corporate notes payable		398,875		—		196,000
Repurchase of common stock		(10,453)		(12,381)		(20,511)
Cash dividends paid		(91,802)		(88,634)		(84,836)
Payment of contingent consideration		(12,347)		(34,317)		(26,090)
Purchase of noncontrolling interests		—		(17,709)		—
Debt issuance costs		(16,011)		(2,442)		(5,834)
Other financing activities, net		(2,824)		653		185
Net cash provided by (used in) financing activities	$	758,128	$	(154,729)	$	6,769
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents (NOTE 2)	$	16,477	$	(63,505)	$	133,120
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of period		327,898		391,403		258,283
Total of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	$	344,375	$	327,898	$	391,403
Supplemental Disclosure of Cash Flow Information:						
Cash paid to third parties for interest	$	107,148	$	105,412	$	114,095
Cash paid for income taxes, net of cash refunds received		22,622		32,340		30,903

See accompanying notes to consolidated financial statements

NOTE 1—ORGANIZATION

These financial statements represent the consolidated financial position and results of operations of Walker & Dunlop, Inc. and its subsidiaries. Unless the context otherwise requires, references to "Walker & Dunlop" and the "Company" mean the Walker & Dunlop consolidated companies.

Walker & Dunlop, Inc. is a holding company and conducts the majority of its operations through Walker & Dunlop, LLC, the operating company. Walker & Dunlop is one of the leading commercial real estate services and finance companies in the United States. The Company originates, sells, and services a range of commercial real estate debt and equity financing products, provides multifamily property sales brokerage and valuation services, engages in commercial real estate investment management activities with a particular focus on the affordable housing sector through low-income housing tax credit ("LIHTC") syndication, provides housing market research, and delivers real estate-related investment banking and advisory services.

Through its Agency (as defined below) lending products, the Company originates and sells loans pursuant to the programs of the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac" and, together with Fannie Mae, the "GSEs"), the Government National Mortgage Association ("Ginnie Mae"), and the Federal Housing Administration, a division of the U.S. Department of Housing and Urban Development (together with Ginnie Mae, "HUD" and, together with the GSEs, the "Agencies"). Through its debt brokerage products, the Company brokers, and, in some cases, services, loans for various life insurance companies, commercial banks, commercial mortgage-backed securities issuers, and other institutional investors.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of Walker & Dunlop, Inc., its wholly owned subsidiaries, and its majority owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation. The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity ("VIE") or the voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it holds a variable interest in a VIE and has a controlling financial interest as it is considered the primary beneficiary, the Company consolidates the entity. In instances where the Company holds a variable interest in a VIE but is not the primary beneficiary, it then applies the voting interest model.

Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity. If the Company does not have a majority voting interest but has significant influence, it uses the equity method of accounting. In instances where the Company owns less than 100% of the equity interests of an entity but owns a majority of the voting interests or has control over an entity, the Company accounts for the portion of equity not attributable to Walker & Dunlop, Inc. as *Noncontrolling interests* on the Consolidated Balance Sheets and the portion of net income not attributable to Walker & Dunlop, Inc. as *Net income (loss) from noncontrolling interests* in the Consolidated Statements of Income.

Subsequent Events—The Company has evaluated the effects of all events that have occurred subsequent to December 31, 2025 and before the date of filing. The Company has made certain disclosures in the notes to the consolidated financial statements of events that have occurred subsequent to December 31, 2025, including the discussion below. There have been no other material subsequent events that would require recognition in the consolidated financial statements.

Use of Estimates—The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, including the allowance for risk-sharing obligations, loss estimates related to indemnified and repurchased loans, initial and recurring fair value assessments of capitalized mortgage servicing rights, and the periodic assessment of impairment of goodwill. Actual results may vary from these estimates.

Mortgage Servicing Rights—When a loan is sold and the Company retains the right to service the loan, the derivative asset discussed below is reclassified and capitalized as an individual mortgage servicing right ("MSR") at fair value. The initial capitalized amount is equal to the estimated fair value of the expected net cash flows associated with servicing the loans, net of the expected cash flows associated with any guaranty obligations. The following describes the principal assumptions used in estimating the fair value of capitalized MSRs.

Discount Rate—Depending upon loan type, the discount rate used is management's best estimate of market discount rates. The rates used for loans sold were between 8% and 14% for the years ended December 31, 2025, 2024, and 2023 and varied based on loan type.

Estimated Life— The Company's model for MSRs assumes full prepayment of the loan at or near the point when the stated term of the prepayment provisions of the underlying loan expires.

Placement Fees—The estimated earnings rate on escrow accounts associated with the servicing of the loans for the life of the MSR is added to the estimated future cash flows.

The assumptions used to estimate the fair value of capitalized MSRs at loan sale are based on internal models and are compared to assumptions used by other market participants at least annually. When such comparisons indicate that these assumptions have changed significantly, the Company adjusts its assumptions accordingly.

Subsequent to the initial measurement date, MSRs are amortized using the interest method over the period that servicing income is expected to be received and presented as a component of *Amortization and depreciation* in the Consolidated Statements of Income. The individual loan-level MSR is written off through a charge to *Amortization and depreciation* when a loan prepays, defaults, or is probable of default. The Company evaluates all MSRs for impairment quarterly. The predominant risk characteristic affecting the MSRs is prepayment risk, and we do not believe there is sufficient variation within the portfolio to warrant stratification. Therefore, we assess MSR impairment at the portfolio level. The Company engages a third party to assist in determining an estimated fair value of our existing and outstanding MSRs on at least a semi-annual basis.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting, under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The Company recognizes identifiable assets acquired (including intangible assets) and liabilities (both specific and contingent) assumed at their fair values at the acquisition date. Furthermore, acquisition-related costs, such as due diligence, legal and accounting fees, are not capitalized or applied in determining the fair value of the acquired assets. The excess of the purchase price over the fair value of the assets acquired and the liabilities assumed is recognized as goodwill. During the measurement period, the Company records adjustments to the assets acquired and liabilities assumed with corresponding adjustments to goodwill in the reporting period in which the adjustment is identified. These adjustments during the measurement period are recorded to goodwill only in circumstances where the adjustment is related to additional information obtained subsequent to the acquisition about facts and circumstances that existed at the time of the acquisition. After the measurement period, which could be up to one year after the transaction date, subsequent adjustments are recorded to the Company's Consolidated Statements of Income.

Goodwill—The Company evaluates goodwill for impairment annually. In addition to the annual impairment evaluation, the Company evaluates at least quarterly whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The Company's goodwill is allocated to three reporting units, each of which is a component of either the Capital Markets ("CM") segment or the Servicing & Asset Management ("SAM") segment. The Company performs its impairment testing annually as of October 1 for each reporting unit for which goodwill has been allocated. The Company's October 1, 2025, impairment test consisted of a qualitative assessment for three reporting units as there were no indicators of impairment.

Allowance for Risk-Sharing Obligations—Substantially all loans sold under the Fannie Mae DUS program contain partial or full risk-sharing guaranties that are based on the performance of the loan serviced in the at-risk servicing portfolio. The Company records an estimate of the loss reserve for the current expected credit losses ("CECL") for all loans in our Fannie Mae at-risk servicing portfolio and presents this loss reserve as *Allowance for risk-sharing obligations* on the Consolidated Balance Sheets. The Company also has risk sharing on small balance loans ("SBL") with Freddie Mac prior to Freddie Mac's placing the loan into a securitization. Any losses from SBL loans borne by the Company are capped at 10% of the unpaid principal balance ("UPB"). The Company has not experienced any realized losses to date. The Company has an insignificant reserve within its *Allowance for Risk-sharing Obligations* for these pre-securitized Freddie Mac SBL loans.

Overall Current Expected Credit Losses Approach

For loans evaluated collectively, the Company uses the weighted-average remaining maturity method ("WARM") for calculating its allowance for risk-sharing obligations, the Company's liability for the off-balance-sheet credit exposure associated with the Fannie Mae at-risk DUS loans. WARM uses a historical weighted average annual charge-off rate ("historical loss rate") that contains loss content over multiple vintages and loan terms and is used as a foundation for estimating the collective reserve. The historical loss rate is applied to the UPB over the contractual term, adjusted for estimated prepayments and amortization to arrive at the collective reserve for the portion of the portfolio not individually evaluated as described further below.

The Company maximizes the use of historical internal data because the Company has extensive historical data servicing Fannie Mae DUS loans from which to calculate historical loss rates and principal paydown by loan term type for its exposure to credit loss on its homogeneous portfolio of Fannie Mae DUS multifamily loans. Additionally, the Company believes its properties, loss history, and underwriting standards are not similar to public data such as loss histories for loans originated for collateralized mortgage-backed securities conduits.

Runoff Rate

One of the key inputs into a WARM calculation is the runoff rate, which is the expected rate at which loans in the current portfolio will prepay and amortize in the future. As the loans the Company originates have different original lives and run off over different periods, the Company groups loans by similar origination dates (vintage) and contractual maturity terms for purposes of calculating the runoff rate. The Company originates loans under the DUS program with various terms generally ranging from several years to 15 years; each of these various loan terms has a different runoff rate.

The Company uses its historical runoff rate for each of the different loan term pools as a proxy for the expected runoff rate. The Company believes that borrower behavior and macroeconomic conditions will not deviate significantly from historical performance over the approximately ten-year period in which the Company has compiled the actual loss data. The ten-year period is intended to capture the various cycles of industry performance and provides a period that is long enough to capture sufficient observations of runoff history. In addition, due to the prepayment protection provisions for Fannie Mae DUS loans, the Company has not seen significant volatility in historical prepayment rates due to gradual changes in interest rates and would not expect this to change materially in future periods.

The historical annual runoff rate is calculated for each year of a loan's life for each vintage in the portfolio and aggregated with the calculated runoff rate for each comparable year in every vintage. For example, the annual runoff rate for the first year of loans originated in 2020 is aggregated with the annual runoff rate for the first year of loans originated in 2021, 2022, and so on to calculate the average annual runoff rate for the first year of a loan. This average runoff calculation is performed for each year of a loan's life for each of the various loan terms to create a matrix of historical average annual runoffs by year for the entire portfolio.

The Company segments its current portfolio of at-risk DUS loans outstanding by original loan term type and years remaining and then applies the appropriate historical average runoff rates to calculate the expected remaining balance at the end of each reporting period in the future. For example, for a loan with an original ten-year term and seven years remaining, the Company applies the historical average annual runoff rate for a ten-year loan for year four to arrive at the estimated remaining UPB one year from the current period, the historical average runoff rate for year five to arrive at the estimated remaining UPB two years from the current period, and so on up to the loan's maturity date.

Collective Reserve Calculation

Once the Company has calculated the estimated outstanding UPB for each future year until maturity for each loan term type, the Company then applies the historical loss rate (as further described below) to each future year's estimated UPB. The Company then aggregates the allowance calculated for each year within each loan term type and for all different maturity years to arrive at the CECL reserve for the portfolio.

The historical loss rate is calculated using a ten-year look-back period, utilizing the average portfolio balance and settled losses for each year. A ten-year period is used as the Company believes that this period of time includes sufficiently different economic conditions to generate a reasonable estimate of expected results in the future, given the relatively long-term nature of the current portfolio. This approach captures a recession and several economic recoveries that are a typical part of an economic cycle in the multifamily industry. The same loss rate is utilized across each loan term type as the Company has not observed any historical or industry-published data to indicate there is any difference in the occurrence probability or loss severity for a loan based on its loan origination term.

Reasonable and Supportable Forecast and Reversion Period

The Company currently uses one year for its reasonable and supportable forecast period (the "forecast period"). The Company uses a forecast of unemployment rates, historically a highly correlated indicator for multifamily occupancy rates, and general economic forecasts from third parties to assess what macroeconomic and multifamily market conditions are expected to be like over the coming year. The Company then associates the forecasted conditions with a similar historical period over the past ten years, which could be one or several years, and uses the Company's average loss rate for that historical period as a basis for the loss rate used for the forecast period. The Company reverts to the historical loss rate over a one-year period on a straight-line basis. For all remaining years until maturity, the Company uses the historical loss rate as described above to estimate losses. The average loss rate from a historical period used for the forecast period may be qualitatively adjusted as necessary if the forecasted macroeconomic and industry conditions differ materially from the historical period.

Identification of Collateral-Based Reserves

The Company monitors the performance of each risk-sharing loan for events or conditions which may signal a potential default (probable of foreclosure). The Company's process for identifying which risk-sharing loans may be probable of default, and thus collateral dependent, consists of an assessment of several qualitative and quantitative factors, including payment status, property financial performance, local real estate market conditions, loan-to-value ratio, debt-service-coverage ratio ("DSCR"), property condition, and financial strength of the borrower or key principals. In instances where payment under the guaranty on a specific loan is determined to be likely, the Company separately measures the expected loss through an assessment of the underlying fair value of the asset, disposition costs, and the risk-sharing percentage (the "collateral-based reserve") through a charge to the provision for risk-sharing obligations, which is a component of *Provision (benefit) for credit losses* in the Consolidated Statements of Income. These loans are not part of from the WARM calculation described above, and the associated loan-specific mortgage servicing right and guaranty obligation are written off. The expected loss on the risk-sharing obligation is dependent on the fair value of the underlying property as the loans are collateral dependent. Historically, initial recognition of a collateral-based reserve occurs at or before a loan becomes 60 days delinquent.

The amount of the collateral-based reserve considers historical loss experience, adverse situations affecting individual loans, the estimated disposition value of the underlying collateral, and the level of risk sharing. The estimate of property fair value at initial recognition of the collateral-based reserve is based on appraisals, broker opinions of value, or net operating income and market capitalization rates, depending on the facts and circumstances associated with the loan and underlying collateral. The Company regularly monitors the collateral-based reserves on all applicable loans and updates loss estimates as current information is received. The settlement with Fannie Mae is based on the actual sales price of the property and selling and property preservation costs and considers the Fannie Mae loss-sharing requirements. The maximum amount of the loss the Company absorbs at the time of settlement is 20% of the origination UPB of the loan.

Provision (Benefit) for Credit Losses—The Company records the income statement impact of the changes in the allowance for loan losses and the allowance for risk-sharing obligations and other credit losses within *Provision (benefit) for credit losses* in the Consolidated Statements of Income. NOTE 4 contains additional discussion related to the allowance for risk-sharing obligations. Provision (benefit) for credit losses consisted of the following activity for the years ended December 31, 2025, 2024, and 2023:

Components of Provision (Benefit) for Credit Losses *(in thousands)*	2025	2024	2023
Provision (benefit) for loan losses	$ 199	$ 11,813	$ (4)
Provision (benefit) for risk-sharing obligations	9,387	(974)	(10,448)
Provision (benefit) for credit losses	$ 9,586	$ 10,839	$ (10,452)

Transfers of Financial Assets—Transfers of financial assets are reported as sales when (i) the transferor surrenders control over those assets, (ii) the transferred financial assets have been legally isolated from the Company's creditors, (iii) the transferred assets can be pledged or exchanged by the transferee, and (iv) consideration other than beneficial interests in the transferred assets is received in exchange. The transferor is considered to have surrendered control over transferred assets if, and only if, certain conditions are met. The Company determined that all loans sold during the periods presented met these specific conditions and accounted for all transfers of loans held for sale as completed sales.

Repurchase Obligations: Re-consolidation

The Company is obligated to repurchase loans that are originated for the GSEs' programs if certain representations and warranties that it provides in connection with the sale of the loans through these programs are determined to have been breached. At times, the Company may agree to indemnify the GSEs pursuant to a forbearance and indemnification agreement in lieu of repurchase. The indemnification, among other things, delays the repurchase of a loan for a specified period of time and fully transfers the risk of loss of the loan from the GSEs to the Company and provides the Company with control over loss-mitigation efforts. As part of the forbearance and indemnification agreement, the GSEs may require the Company to provide cash collateral to secure against future potential indemnification losses. The cash collateral is accounted for as a receivable from the GSEs and is included as a component of Receivables, net on the Consolidated Balance Sheets. The Company incurs a finance charge from the GSEs for the difference between the UPB of the loans ultimately required to be repurchased and the collateral posted.

As control over loss mitigation efforts transfers to the Company due to the indemnification, the indemnification results in the Company no longer meeting all of the conditions required to account for the original transfer as a sale. Consequently, the Company recognizes both the loan and the corresponding liability at fair value upon indemnification, which may result in a fair value loss. This loss is accreted into income over the remaining life of the loan using the effective-interest method. The indemnified loan is classified as a loan held for investment with the corresponding obligation to repurchase the loan as a secured borrowing. Loans held for investment are included as a component of *Other assets,* and secured borrowings are included as a component of *Other liabilities* on the Consolidated Balance Sheets. Loans that the Company repurchases are recorded at fair value upon repurchase and are accounted for and presented in the consolidated financial statements according to the Company's intent for the loan – held for sale or held for investment. All loans that the Company has indemnified and consolidated or repurchased and not foreclosed on were held for investment as of December 31, 2025 and 2024.

Repurchase Obligations: Initial Loss Assessment

In addition to a fair value loss that might be incurred upon re-consolidation noted above, the Company also assesses whether it expects to incur any loss associated with the indemnification. In cases where the Company does believe that a loss is probable from the indemnification, it recognizes the loss through a charge to expected principal losses on loan repurchase ("loan repurchase losses") and any expense incurred in the repurchase as initial loan repurchase costs, which are components of *Indemnified and repurchased loan expenses* on the Consolidated Statements of Income. The charge to loan repurchase losses represents the estimated losses of principal from indemnifying the loan, while the charge to initial loan repurchase costs represents any additional expected expenses from the indemnification such as reimbursing the GSE for legal costs, defaulted interest, and prepayment costs from repurchasing the loan from the securitization trust. The total loss amount is classified as a liability that is included within *Other liabilities* on the Consolidated Balance Sheets.

Repurchase Obligations: Credit-Deteriorated Loans

In cases where a repurchase obligation is for a credit-deteriorated loan and the Company agrees to indemnify the GSEs for the loan instead of repurchasing the loan, the loan is recorded at fair value plus the allowance for expected credit losses upon re-recognition, resulting in an initial amortized cost basis that reflects management's estimate of lifetime expected losses as of the acquisition date. No provision for credit losses is recorded upon re-consolidation for this initial allowance for credit losses. In addition to the allowance for credit losses, a liability is recorded for the fair value of the amount indemnified (a secured borrowing). The difference between the fair value of the loan and the fair value of the secured borrowing may result in a loss. The Company also accounts for any indemnification losses for credit-deteriorated loans similar to the methodology described above in Repurchase Obligations: Initial Loss Assessment, with a charge to loan repurchase losses and a corresponding indemnification liability within *Other liabilities*.

Repurchase Obligations: Subsequent Accounting

After recognizing the loan held for investment as described above, the Company assesses the loan for expected credit losses according to our CECL policies noted above and records any estimated losses as a component of *Provision (benefit) for credit losses* in the Consolidated Statements of Income. The Company may incur additional repurchase costs and/or operating costs related to the loans after the initial loss assessment; these costs are recognized as indemnified and repurchased loans operating costs, a component of *Indemnified and repurchased loan expenses.*

Repurchase Obligations: Loans Probable of Repurchase

In certain circumstances, the Company may become aware that a GSE is assessing a loan for a breach of representations and warranties and engage in negotiations about the potential repurchase of a loan. The negotiations may indicate to the Company that the GSE is likely to issue a repurchase request, even though that request has not been issued prior to the end of a reporting period. In such circumstances, because the Company deems the loss as probable and estimable, it records a loss contingency obligation. This loss contingency obligation includes the expected credit losses and other repurchase expenses (as described above) from the expected repurchase request. The income statement presentation is the same as described in the Repurchase Obligations: Initial Loss Assessment section above – charges to *Indemnified and repurchased loan expenses* on the Consolidated Statements of Income. The total of the estimated credit and non-credit losses is recorded as an indemnification reserve that is included within *Other liabilities* on the Consolidated Balance Sheets.

Repurchase Obligations: Loans Indemnified but Foreclosed Upon Prior to Repurchase

In certain circumstances, the loan held for investment associated with an indemnification is extinguished by the GSEs through foreclosure. In these circumstances, the Company derecognizes the loan held for investment and recognizes an other asset. The asset is included in *Other assets* on the Consolidated Balance Sheets. Any expected loss from this asset is recognized as a component of *Provision (benefit) for credit losses* in the Consolidated Statements of Income in the table above with a corresponding reserve that is included in *Other Liabilities* in the Consolidated Balance Sheets.

Foreclosure of Loans Held for Investment

When a loan held for investment is foreclosed upon, the Company derecognizes the loan held for investment and charges off the associated reserve and recognizes an other real estate owned ("OREO") asset at fair value. The OREO is then periodically assessed for impairment. OREO assets are recorded in *Other assets* in the Consolidated Balance Sheets.

NOTE 5 contains additional discussion related to repurchased and indemnified loans, other assets, and OREO.

Derivative Assets and Liabilities—The Company has both designated and undesignated derivatives.

Undesignated Derivatives

Loan commitments that meet the definition of a derivative are recorded at fair value on the Consolidated Balance Sheets upon the executions of the commitments to originate a loan with a borrower and to sell the loan to an investor, with a corresponding amount recognized as revenue on the Consolidated Statements of Income. The estimated fair value of loan commitments includes (i) the fair value of loan origination fees and premiums on the anticipated sale of the loan, net of co-broker fees (included in derivative assets, a component of *Other Assets,* on the Consolidated Balance Sheets and as a component of *Loan origination and debt brokerage fees, net of guaranty obligation* in the Consolidated Income Statements), (ii) the fair value of the expected net cash flows associated with the servicing of the loan, net of any estimated net future cash flows associated with the guarantee obligation (included in derivative assets, a component of *Other Assets,* on the Consolidated Balance Sheets and in *Fair value of expected net cash flows from servicing, net* in the Consolidated Income Statements), and (iii) the effects of interest rate movements between the trade date and balance sheet date. Loan commitments are generally derivative assets but can become derivative liabilities if the effects of the interest rate movement between the trade date and the balance sheet date are greater than the combination of (i) and (ii) above. Forward sale commitments that meet the definition of a derivative are recorded as either derivative assets or derivative liabilities depending on the effects of the interest rate movements between the trade date and the balance sheet date. Adjustments to the fair value are reflected as a component of income within *Loan originations and debt brokerage fees, net* in the Consolidated Statements of Income. All loan and forward sale commitments described above are undesignated derivatives.

Designated Derivatives

In connection with the issuance of the Senior Notes (as defined in NOTE 7) during the first quarter of 2025, the Company entered into a standard swap agreement to hedge the exposure to changes in fair value of the Senior Notes related to interest rates. The swap converts the fixed interest payments required by the Senior Notes to a variable interest rate based on SOFR (i.e., the Company pays variable and receives fixed payments). The Senior Notes are the only fixed-rate debt the Company has outstanding, and as a result of the swap, all of the Company's corporate debt is tied to variable rates.

The Company has designated this hedging relationship as a fair value hedge, with the entire balance of the Senior Notes as the hedged item and the swap as the hedging instrument. As the terms of the swap mirror the terms of the Senior Notes, the Company is permitted to assume no ineffectiveness in the hedging relationship. The fair value adjustment to the Senior Notes is the offset of the fair value of the interest rate swap, with no net impact to the Consolidated Statements of Income. The initial fair value of the swap was zero. The swap agreement does not require the Company to post any collateral.

The gain or loss on the hedging instrument (the interest rate swap) and the offsetting loss or gain on the hedged item (the fixed-rate debt) attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings, which is Interest expense on corporate debt in the Consolidated Statements of Income. The swap agreement allows for a net cash settlement of the interest expense corresponding with the interest payment dates on the Senior Notes. The swap derivative is recognized as a derivative asset or derivative liability as a component of *Other assets* or *Other liabilities*, respectively, on the Consolidated Balance Sheets, depending on the swap's variable interest rate in relation to the fixed rate of the Senior Notes. The related fair value adjustment to the Senior Notes is recognized as an adjustment in *Corporate notes payable* on the Consolidated Balance Sheets.

Loans Held for Sale—Loans held for sale represent originated loans that are generally transferred or sold within 60 days from the date that a mortgage loan is funded. The Company elects to measure all originated loans at fair value, unless the Company documents at the time the loan is originated that it will measure the specific loan at the lower of cost or fair value for the life of the loan. Electing to use fair value allows a better offset of the change in fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan. There were no loans held for sale that were valued at the lower of cost or fair value or on a non-accrual status as of December 31, 2025 and 2024.

In addition to the Company's obligation to repurchase certain loans due to material breaches of representations and warranties as discussed above, the Company also has the option to repurchase loans in certain situations. When the Company's repurchase option becomes exercisable, such loans must be reported on the Consolidated Balance Sheets as *Loans held for sale, at fair value* with a corresponding liability that is included as a component of *Warehouse notes payable* on the Consolidated Balance Sheets. As of December 31, 2024, the balance of loans with a repurchase option included within *Loans held for sale, at fair value* was $189.5 million. As of December 31, 2024, the corresponding liabilities included within *Warehouse notes payable* (and NOTE 7) were $189.5 million. As of December 31, 2025, no such loans were included within *Loans held for sale, at fair value* and no corresponding liability was included in *Warehouse notes payable* as in 2025 the Company has waived its repurchase option for all of the eligible loans outstanding These are not cash transactions and thus are not reflected on the Consolidated Statements of Cash Flows and will not require a future cash outlay.

Co-broker fees, which are netted against *Loan origination and debt brokerage fees, net* in the Consolidated Statements of Income, were $16.5 million, $10.3 million, and $12.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Share-Based Payment—The Company recognizes compensation costs for all share-based payment awards made to employees and directors, including restricted stock and restricted stock units based on the grant date fair value. Restricted stock awards are granted without cost to the Company's officers, employees, and non-employee directors. The fair value of the award is calculated as the fair value of the Company's common stock on the date of grant.

Generally, the Company's restricted stock awards for its officers and employees vest ratably over a three-year period based solely on continued employment. Restricted stock awards for non-employee directors fully vest after one year. Awards issued to the Company's production personnel sometimes vest over a period greater than three years.

Stock option awards were granted to executive officers in the past. The Company has not granted any stock option awards since 2017 and does not expect to issue stock options for the foreseeable future. A small number of vested but unexercised stock options is outstanding as of December 31, 2025.

The Company offers a performance share plan ("PSP") principally for the Company's executives and certain other members of senior management. The performance period for each PSP is three full calendar years beginning on January 1 of the grant year. Participants in the PSP receive restricted stock units ("RSUs") on the grant date for the PSP in an amount equal to achievement of all performance targets at a maximum level. If the performance targets are met at the end of the performance period and the participant remains employed by the Company, the participant fully vests in the RSUs, which immediately convert to unrestricted shares of common stock. If the performance targets are not met at the maximum level, the participant generally forfeits a portion or all of the RSUs. Generally, if the participant is no longer employed by the Company, the participant forfeits all of the RSUs. The performance targets for all the PSPs issued by the Company are based on meeting diluted earnings per share, return on equity, and total revenues goals. The Company records compensation expense for the PSP based on the grant-date fair value in an amount proportionate to the service time rendered by the participant and the expected achievement level of the goals.

Compensation expense for restricted shares is adjusted for actual forfeitures and is recognized on a straight-line basis, for each separately vesting portion of the award as if the award were in substance multiple awards, over the requisite service period of the award. Share-based compensation is recognized within the income statement as *Personnel*, the same expense line as the cash compensation paid to the respective employees.

In 2025, the Company granted a performance award to the CEO of the Company. The award was intended to award the CEO for outperformance against the S&P Financials Index and a Company-specific total stockholder return compounded annual growth rate hurdle. The performance is measured against the goals over a three-year period. The shares achieved, if any, vest according to the following schedule after the three-year performance measurement period: one-third immediately, one-third the year after, and the final one-third two years after the performance period has ended. The initial fair value of this grant was measured using a Monte Carlo simulation that resulted in a fair value of $8.2 million. The fair value of the grant is amortized over the five-year service period of the award as it qualifies as an equity-classified award.

Statement of Cash Flows—The Company records the fair value of premiums and origination fees as a component of the fair value of derivative assets on the loan commitment date and records the related income within *Loan origination and debt brokerage fees, net* within the Consolidated Statements of Income. The cash for the origination fee is received upon closing of the loan, and the cash for the premium is received upon loan sale, resulting in a timing mismatch of the recognition of income and the receipt of cash in a given period when the derivative or loan held for sale remains outstanding at period end.

The Company accounts for this mismatch by recording an adjustment called *Change in the fair value of premiums and origination fees* within the Consolidated Statements of Cash Flows. The amount of the adjustment reflects a reduction to cash provided by or used in operations for the amount of income recognized upon rate lock (i.e., non-cash income) for derivatives and loans held for sale outstanding at period end and an increase to cash provided by or used in operations for cash received upon loan origination or sale for derivatives and loans held for sale that were outstanding at prior period end. When income recognized upon rate lock is greater than cash received upon loan origination or sale, the adjustment is a negative amount. When income recognized upon rate lock is less than cash received upon loan origination or loan sale, the adjustment is a positive amount.

For presentation in the Consolidated Statements of Cash Flows, the Company considers pledged cash and cash equivalents (as detailed in NOTE 12) to be restricted cash and restricted cash equivalents. The following table presents a reconciliation of the total of cash, cash equivalents, restricted cash, and restricted cash equivalents as presented in the Consolidated Statements of Cash Flows to the related captions on the Consolidated Balance Sheets as of December 31, 2025, 2024, 2023, and 2022.

(in thousands)	2025	2024	2023	2022
Cash and cash equivalents	$ 299,315	$ 279,270	$ 328,698	$ 225,949
Restricted cash	22,772	25,156	21,422	17,676
Pledged cash and cash equivalents (NOTE 12)	22,288	23,472	41,283	14,658
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 344,375	$ 327,898	$ 391,403	$ 258,283

The Company has made certain disclosures throughout the footnotes to the consolidated financial statements regarding non-cash transactions that are not reflected in the Consolidated Statements of Cash flows for the years ended December 31, 2025, 2024, and 2023. In addition to those disclosures, the following non-cash transaction is not reflected in the Consolidated Statements of Cash Flows: $6.0 million allowance charge-off of a loan held for investment for the year ended December 31, 2023.

Income Taxes—The Company files income tax returns in the applicable U.S. federal, state, and local jurisdictions and generally is subject to examination by the respective jurisdictions for three to four years from the filing of a tax return. The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realizable based on consideration of available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and tax planning strategies.

The Company had an insignificant accrual for uncertain tax positions as of December 31, 2025 and 2024.

Net Warehouse Interest Income (Expense)—The Company presents warehouse interest income net of warehouse interest expense. Warehouse interest income is the interest earned from loans held for sale and loans held for investment. Generally, a substantial portion of the Company's loans is financed with matched borrowings under one of its warehouse facilities. The remaining portion of loans not funded with matched borrowings is financed with the Company's own cash. Warehouse interest income is earned on loans held for sale after a loan is closed and before a loan is sold. Warehouse interest income is earned on loans held for investment after a loan is closed and before a loan is repaid. Occasionally, the Company also fully funds a small number of loans held for sale or loans held for investment (including repurchased loans) with its own cash. Included in Net warehouse interest income, (expense) for the years ended December 31, 2025, 2024, and 2023 are the following components:

(in thousands)	For the year ended December 31,		
Components of Net Warehouse Interest Income (Expense)	**2025**	**2024**	**2023**
Warehouse interest income	$ 56,212	$ 40,058	$ 44,705
Warehouse interest expense	(61,702)	(47,091)	(50,338)
Net warehouse interest income (expense)	$ (5,490)	$ (7,033)	$ (5,633)

Pledged Securities—As collateral against its Fannie Mae risk-sharing obligations (NOTES 4 and 12), certain cash, cash equivalents, and securities have been pledged to the benefit of Fannie Mae to secure the Company's risk-sharing obligations. Substantially all of the balance of *Pledged securities, at fair value* within the Consolidated Balance Sheets as of December 31, 2025 and 2024 was pledged against Fannie Mae risk-sharing obligations. The Company's investments included within *Pledged securities, at fair value* consist primarily of money market funds (cash equivalent) and Agency debt securities. The investments in Agency debt securities consist of multifamily Agency mortgage-backed securities ("Agency MBS") and are all accounted for as available-for-sale ("AFS") securities. The Company does not record an allowance for credit losses for its Agency MBS, including those whose fair value is less than amortized cost. Agency MBS carry the guarantee of payment from the Agencies, nor does the Company believe that it is more likely than not that it would be required to sell these investments before recovery of their amortized cost basis, which may be at maturity. The contractual cash flows of Agency MBS are guaranteed by the GSEs, which are government-sponsored enterprises under the conservatorship of the Federal Housing Finance Agency. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of these securities.

Contracts with Customers—A majority of the Company's revenues are derived from the following sources, all of which are excluded from the accounting provisions applicable to contracts with customers: (i) financial instruments, (ii) transfers and servicing, (iii) derivative transactions, and (iv) investments in debt securities/equity-method investments. The remaining portion of revenues is derived from contracts with customers. Other than LIHTC asset management fees as described below, the Company's contracts with customers generally do not require judgment or material estimates that affect the determination of the transaction price (including the assessment of variable consideration), the allocation of the transaction price to performance obligations, and the determination of the timing of the satisfaction of performance obligations. Additionally, the earnings process for the Company's contracts with customers is generally not complicated and is generally completed in a short period of time.

The Company provides asset management services to investors in low-income housing tax credits funds and earns an asset management fee ("AMF"). The AMF is generally a specified percentage of invested assets in the LIHTC fund. The LIHTC funds invest in low-income housing projects, typically for a period of 10-15 years to meet the qualifications for the tax credit benefit. Cash distributions are made from the low-income housing project to the LIHTC fund. These distributions are subject to significant uncertainty as to the amount and timing as they are dependent upon the availability of cash for distribution, operating performance, and liquidity of the low-income housing project investments.

Due to this significant uncertainty, the Company considers the contractual AMF to be variable consideration, substantially all of which is constrained. The Company estimates the amount of consideration not subject to the constraint at each quarterly reporting period. The amount of AMF revenue recognized each period is based on an assessment of the projected cash collections expected over the next 12 months. This projection is based on historical collections and other considerations. The Company recognized asset management fees of $26.2 million, $21.6 million, and $36.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The AMF receivable was $27.4 million as of

December 31, 2025 and $30.3 million as of December 31, 2024. The asset management fee receivable is included in *Receivables, net* on the Consolidated Balance Sheets, and the AMF revenue is included within *Investment management fees* in the Consolidated Statements of Income.

The following table presents information about the Company's contracts with customers for the years ended December 31, 2025, 2024, and 2023:

Description	2025	2024	2023	Statement of income line item
Certain loan origination fees	$ 125,922	$ 99,828	$ 71,445	Loan origination and debt brokerage fees, net
Property sales broker fees	83,519	60,583	53,966	Property sales broker fees
Investment management fees	34,629	36,976	45,381	Investment management fees
Investment banking revenues, appraisal revenues, subscription revenues, syndication fees, and other revenues	75,894	67,991	87,417	Other revenues
Total revenues derived from contracts with customers	$ 319,964	$ 265,378	$ 258,209	

Loans Held for Investment, net ("LHFI")— The Company recognizes interest income on an accrual basis except when the Company believes the collection of principal and interest in full is not reasonably assured. This generally occurs when a loan is two or more months past due according to its contractual terms. A loan is reported as past due if a full payment of principal and interest is not received within one month of its due date. When a loan is placed on nonaccrual status interest previously accrued but not collected on the loan is reversed through interest income. Cost basis adjustments on LHFI are amortized into interest income over the contractual life of the loan using the effective interest method.

Cost basis adjustments on the loan are not amortized into income while a loan is on nonaccrual status. The Company has elected not to measure an allowance for credit losses on accrued interest receivable balances as the Company has a nonaccrual policy to ensure the timely reversal of unpaid accrued interest.

The Company accounts for interest income on a cost recovery basis and the Company applies any payment received while on nonaccrual status to reduce the amortized cost of the loan. Thus, the Company does not recognize any interest income on a loan placed on nonaccrual status until the amortized cost of the loan has been reduced to zero.

A nonaccrual loan is returned to accrual status when the full collection of principal and interest is reasonably assured. The Company generally determines that the full collection of principal and interest is reasonably assured when the loan returns to current payment status. Upon a loan's return to accrual status, the Company resumes the recognition of interest income on an accrual basis and the amortization of cost basis adjustments, if any, into interest income.

As of December 31, 2025 and 2024, loans held for investment consisted of loans repurchased or indemnified in 2025 and 2024 as discussed above. NOTE 5 contains additional details on loans held for investment and loans in nonaccrual status.

Guaranty Obligation, net—When a loan is sold under the Fannie Mae DUS program, the Company undertakes an obligation to partially guarantee the performance of the loan. Upon loan sale, a liability for the fair value of the obligation undertaken in issuing the guaranty is recognized and presented as a component of *Other liabilities* on the Consolidated Balance Sheets. The recognized guaranty obligation is the fair value of the Company's obligation to stand ready to perform and credit risk over the term of the guaranty.

The estimated fair value of the guaranty obligation is based on the present value of the cash flows expected to be paid under the guaranty over the estimated life of the loan discounted using a rate consistent with what is used for the calculation of the mortgage servicing right for each loan. The life of the guaranty obligation is the estimated period over which the Company believes it will be required to stand ready under the guaranty, which is generally the term of the loan. Subsequent to the initial measurement date, the liability is amortized over the life of the guaranty period using the straight-line method as a component of and reduction to *Amortization and depreciation* in the Consolidated Statements of Income.

Cash and Cash Equivalents—The term cash and cash equivalents, as used in the accompanying consolidated financial statements, includes currency on hand, demand deposits with financial institutions, and short-term, highly liquid investments purchased with an original maturity of three months or less. The Company had no cash equivalents, except as described in *Pledged Securities* above, as of December 31, 2025 and 2024.

Restricted Cash—Restricted cash represents primarily good faith deposits from borrowers. The Company records a corresponding liability for the good faith deposits from borrowers within *Other liabilities* on the Consolidated Balance Sheets.

Receivables, Net—Receivables, net represents amounts currently due to the Company pursuant to contractual servicing agreements, investor good faith deposits held in escrow by others, notes receivable from the developers of affordable housing projects, asset management fees receivable, and other receivables. Substantially all of these receivables are (i) expected to be collected within a short period of time, (ii) with counterparties with high credit quality (such as the Agencies) or (iii) sufficiently collateralized by underlying assets. Additionally, the Company has not experienced any material credit losses related to these receivables. Consequently, the Company has not recorded an allowance for credit losses associated with its receivables as of December 31, 2025 and 2024.

Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, loans held for sale, and derivative financial instruments.

The Company places the cash and temporary investments with systematically important financial institutions, which are Federal Deposit Insurance Corporation ("FDIC") insured banks, and certain of the Company's cash deposits exceed FDIC insurance limits. The Company believes no significant credit risk exists with these financial institutions. The counterparties to the loans held for sale and funding commitments are owners of residential multifamily properties located throughout the United States. Mortgage loans are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material residual counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. The counterparty to the forward sale is Fannie Mae, Freddie Mac, or a broker-dealer that has been determined to be a credit-worthy counterparty by us and our warehouse lenders. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally mitigated by the non-refundable good faith deposit.

Leases—In the normal course of business, the Company executes lease arrangements for all of its office space. All such lease arrangements are accounted for as operating leases. The Company initially recognizes a lease liability for the obligation to make lease payments and a right-of-use ("ROU") asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset is measured at the lease liability amount, adjusted for lease prepayments, accrued rent, lease incentives received, and the lessee's initial direct costs.

These operating leases do not provide an implicit discount rate; therefore, the Company uses the incremental borrowing rate of its note payable at lease commencement to calculate lease liabilities as the terms on this debt most closely resemble the terms on the Company's largest leases. The Company's lease agreements often include options to extend or terminate the lease. Single lease cost related to these lease agreements is recognized on the straight-line basis over the term of the lease, which includes options to extend when it is reasonably certain that such options will be exercised and the Company knows what the lease payments will be during the optional periods.

Litigation—In the ordinary course of business, the Company may be party to various claims and litigation, none of which the Company believes is material. The Company cannot predict the outcome of any pending litigation and may be subject to consequences that could include fines, penalties, and other costs, and the Company's reputation and business may be impacted. The Company believes that any liability that could be imposed on the Company in connection with the disposition of any pending lawsuits would not have a material adverse effect on its business, results of operations, liquidity, or financial condition.

Recently Adopted and Recently Announced Accounting Pronouncements—The Company is currently evaluating the following Accounting Standards Updates ("ASUs"):

Standard	Description	Date of Adoption
2024-03-Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	Requires disaggregation of expense categories within an entity's statement of income	January 1, 2027
2025-05-Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	Introduces a practical expedient for measuring credit losses for accounts receivable under Topic 326.	January 1, 2026
2025-06-Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	Clarifies the starting point for capitalization of software costs.	January 1, 2028
2025-08-Financial Instruments-Credit Losses (Topic 326): Purchased Loans	Requires the gross-up approach for seasoned acquired financial assets similar to the accounting for purchased credit deteriorated financial assets.	January 1, 2027
2025-09-Derivatives and Hedging (Topic 815): Hedge Accounting Improvements	Addresses hedge accounting issues that will allow entities to achieve and maintain hedge accounting.	January 1, 2028
2025-11-Interim Reporting (Topic 270): Narrow-Scope Improvements	Clarifies interim disclosure requirements by providing a comprehensive list of required interim disclosures.	January 1, 2028

While the Company is currently assessing the impact of these new pronouncements, the Company currently believes that the future adoption of these ASUs is not expected to have a material effect on the consolidated financial statements. There are no other recently announced but not yet effective accounting pronouncements issued that the Company believes have the potential to impact the Company's consolidated financial statements.

As of December 31, 2025, the Company adopted ASU 2023-09 *Income Taxes – Improvements to Income Tax Disclosures.* NOTE 14 contains additional information about the adoption of this new standard and includes the additional disclosures required by the standard. Additionally, on July 4, 2025, the One Big Beautiful Bill ("OBBB") was signed into law. The Company has performed an assessment of the impact of the OBBB and concluded that it will not have a material impact on its taxes and financial results.

Reclassifications—The Company has made insignificant reclassifications to prior-year balances to conform to current-year presentation. Additionally, in 2025, the Company began presenting *Indemnified and repurchased loan expenses* and *Asset impairments and other expenses* on the Consolidated Statements of Income to enhance visibility around expenses related to specific events given their larger impact in 2025. Previously, these amounts were included in *Other operating expenses* and were disclosed throughout the notes to the consolidated financial statements. NOTE 5 and NOTE 17 contain additional detailed information on *Indemnified and repurchased loan expenses* and *Asset impairments and other expenses*, respectively.

NOTE 3—MORTGAGE SERVICING RIGHTS

The fair value of MSRs was $1.4 billion as of both December 31, 2025 and 2024. The Company uses a discounted static cash flow valuation approach, and the key economic assumptions are the discount rate and placement fee rate. See the following sensitivities showing the changes in fair value related to changes in these key economic assumptions:

MSR Key Economic Assumptions Sensitivities *(in millions)*	**Decrease in Fair Value**	
Discount Rate		
100 basis point increase	$	39.4
200 basis point increase		76.1
Placement Fee Rate		
50 basis point decrease	$	49.7
100 basis point decrease		99.5

These sensitivities are hypothetical and should be used with caution. These estimates do not include interplay among assumptions and are estimated as a portfolio rather than individual assets.

Activity related to capitalized MSRs (net of accumulated amortization) for the years ended December 31, 2025 and 2024 follows:

	For the year ended December 31,	
Roll Forward of MSRs *(in thousands)*	**2025**	**2024**
Beginning balance	$ 852,399	$ 907,415
Additions, following the sale of loan	178,136	156,984
Amortization	(210,536)	(203,600)
Pre-payments and write-offs	(11,854)	(8,400)
Ending balance	$ 808,145	$ 852,399

The following table summarizes the gross value, accumulated amortization, and net carrying value of the Company's MSRs as of December 31, 2025 and 2024:

Components of MSRs *(in thousands)*	**December 31, 2025**	**December 31, 2024**
Gross value	$ 1,824,350	$ 1,808,295
Accumulated amortization	(1,016,205)	(955,896)
Net carrying value	$ 808,145	$ 852,399

The expected amortization of MSRs held in the Consolidated Balance Sheet as of December 31, 2025 is shown in the table below. Actual amortization may vary from these estimates.

	Expected Amortization
Year Ending December 31, *(in thousands)*	
2026	$ 199,489
2027	178,400
2028	147,206
2029	107,607
2030	69,735
Thereafter	105,708
Total	$ 808,145

The Company recorded write-offs of MSRs related to loans that were repaid prior to the expected maturity and loans that defaulted. These write-offs are included as a component of the MSR roll forward shown above and as a component of *Amortization and depreciation* in the Consolidated Statements of Income. Prepayment fees totaling $9.1 million, $3.5 million, and $3.5 million were earned for 2025, 2024, and 2023, respectively, and are included as a component of *Other revenues* in the Consolidated Statements of Income. Placement fees totaling $114.5 million, $137.6 million, and $127.4 million were earned for the years ended December 31, 2025, 2024, and 2023, respectively, and are included as a component of *Placement fees and other interest income* in the Consolidated Statements of Income. All other ancillary servicing fees were insignificant for the periods presented.

Management reviews the MSRs for temporary impairment quarterly by comparing the aggregate carrying value of the MSR portfolio to the aggregate estimated fair value of the portfolio. Additionally, MSRs related to Fannie Mae loans where the Company has risk-sharing obligations are assessed for permanent impairment on an asset-by-asset basis in conjunction with the Company's assessment of the allowance for risk-sharing obligations. Except for defaulted or prepaid loans, no temporary or permanent impairment was recognized for the years ended December 31, 2025, 2024, and 2023.

As of December 31, 2025, the weighted-average remaining life of the aggregate MSR portfolio was 5.7 years.

NOTE 4—ALLOWANCE FOR RISK-SHARING OBLIGATIONS AND GUARANTY OBLIGATION

When a loan is sold under the Fannie Mae Delegated Underwriting and Servicing ("DUS") program, the Company typically agrees to guarantee a portion of the ultimate loss incurred on the loan should the borrower fail to perform. The compensation for this risk is a component of the servicing fee on the loan. The guaranty is in force while the loan is outstanding. Substantially all loans sold under the Fannie Mae DUS program contain modified or full- risk-sharing guaranties that are based on the credit performance of the loan. The Company records an estimate of the contingent loss reserve for CECL, for all loans in its Fannie Mae at-risk servicing portfolio and an insignificant number of Freddie Mac SBL pre-securitized loans as discussed in NOTE 2. Most loans are collectively evaluated, while a small portion is individually evaluated. For loans that are individually evaluated, a reserve for estimated credit losses is recorded when it is probable that a risk-sharing loan will foreclose or has foreclosed ("collateral-based reserves"), and a reserve for estimated credit losses is recorded for all other risk-sharing loans that are collectively evaluated ("CECL allowance"). The combined loss reserves, along with an insignificant balance of reserves for Freddie Mac SBL, are presented as *Allowance for risk-sharing obligations* on the Consolidated Balance Sheets.

Activity related to the allowance for risk-sharing obligations for the years ended December 31, 2025 and 2024 follows:

Roll Forward of Allowance for Risk-Sharing Obligations (in thousands)	For the year ended December 31,	
	2025	2024
Beginning balance	$ 28,159	$ 31,601
Provision (benefit) for risk-sharing obligations	9,387	(974)
Write-offs	—	(468)
Other	—	(2,000)
Ending balance	$ 37,546	$ 28,159

The Company assesses several qualitative and quantitative factors including the current and expected unemployment rate, macroeconomic conditions, and the multifamily market, to calculate the Company's CECL allowance each quarter. The key inputs for the CECL allowance are the historical loss rate, the forecast-period loss rate, the reversion-period loss rate, and the UPB of the at-risk servicing portfolio. A summary of the key inputs of the CECL allowance as of the end of each of the quarters presented and the provision impact during each quarter for the years ended December 31, 2025, 2024, and 2023 follows.

CECL Allowance Calculation Inputs, Details, and Provision Impact	2025				
	Q1	Q2	Q3	Q4	Total
Forecast-period loss rate (in basis points)	2.1	2.1	2.1	2.1	N/A
Reversion-period loss rate (in basis points)	1.2	1.2	1.2	1.2	N/A
Historical loss rate (in basis points)	0.3	0.3	0.3	0.3	N/A
At-risk Fannie Mae servicing portfolio UPB (in billions)	$ 63.6	$ 64.7	$ 66.0	$ 67.5	N/A
CECL allowance (in millions)	$ 24.4	$ 24.6	$ 24.8	$ 25.0	N/A
Provision (benefit) for CECL allowance (in millions)	$ 0.2	$ 0.2	$ 0.1	$ 0.2	$ 0.7

CECL Allowance Calculation Inputs, Details, and Provision Impact	2024				
	Q1	Q2	Q3	Q4	Total
Forecast-period loss rate (in basis points)	2.3	2.3	2.1	2.1	N/A
Reversion-period loss rate (in basis points)	1.3	1.3	1.2	1.2	N/A
Historical loss rate (in basis points)	0.3	0.3	0.3	0.3	N/A
At-risk Fannie Mae servicing portfolio UPB (in billions)	$ 59.2	$ 59.5	$ 60.6	$ 62.9	N/A
CECL allowance (in millions)	$ 25.0	$ 24.9	$ 23.4	$ 24.2	N/A
Provision (benefit) for CECL allowance (in millions)	$ (6.6)	$ (0.1)	$ (1.5)	$ 0.8	$ (7.4)

CECL Allowance Calculation Inputs, Details, and Provision Impact	2023				
	Q1	Q2	Q3	Q4	Total
Forecast-period loss rate (*in basis points*)	2.3	2.3	2.3	2.4	N/A
Reversion-period loss rate (*in basis points*)	1.5	1.5	1.5	1.5	N/A
Historical loss rate (*in basis points*)	0.6	0.6	0.6	0.6	N/A
At-risk Fannie Mae servicing portfolio UPB (*in billions*)	$ 54.5	$ 55.7	$ 57.4	$ 58.5	N/A
CECL allowance (*in millions*)	$ 28.7	$ 28.9	$ 31.0	$ 31.6	N/A
Provision (benefit) CECL allowance (*in millions*)	$ (11.0)	$ 0.2	$ 0.5	$ 0.6	$ (9.7)

During the first quarters of 2025, 2024 and 2023, the Company updated its ten-year look-back period, resulting in loss data from the earliest year being replaced with loss data for the most recently completed year. In 2024 and 2023 the look-back period updates resulted in the historical loss rate factors decreasing and the benefit for CECL allowance, as noted in the table above. The Company also increased its forecast-period and reversion-period loss rates during the three months ended March 31, 2023 to incorporate uncertain macroeconomic conditions. For the three months ended March 31, 2024, the ratio of the forecast-period loss rate to the historical loss rate increased, resulting in a much lower benefit for CECL allowance than in 2023.

The weighted-average remaining life of the at-risk Fannie Mae servicing portfolio as of December 31, 2025 was 5.1 years compared to 5.7 years as of December 31, 2024.

As of December 31, 2025, 11 Fannie Mae DUS loans and three Freddie Mac SBLs had aggregate collateral-based reserves of $12.6 million compared to three Fannie Mae DUS loans and three Freddie Mac SBLs that had aggregate collateral-based reserves of $4.0 million as of December 31, 2024.

Activity related to the guaranty obligation for the years ended December 31, 2025 and 2024 follows:

Roll Forward of Guaranty Obligation (*in thousands*)	For the year ended December 31,	
	2025	2024
Beginning balance	$ 35,980	$ 39,868
Additions, following the sale of loan	5,679	4,218
Amortization and write-offs	(8,735)	(8,106)
Ending balance	$ 32,924	$ 35,980

As of December 31, 2025 and 2024, the maximum quantifiable contingent liability associated with the Company's guarantees for the at-risk loans serviced under the Fannie Mae DUS agreement was $14.1 billion and $12.9 billion, respectively. This maximum quantifiable contingent liability relates to the at-risk loans serviced for Fannie Mae at the specific point in time indicated. The maximum quantifiable contingent liability is not representative of the actual loss the Company would incur. The Company would be liable for this amount only if all of the loans it services for Fannie Mae, for which the Company retains some risk of loss, were to default and all of the collateral underlying these loans were determined to be without value at the time of settlement.

NOTE 5 – INDEMNIFIED AND REPURCHASED LOANS

The Company has repurchased, agreed to indemnify, or expects to indemnify the GSEs for $221.6 million of loans that were originated for the GSEs' programs. In 2025, the Company received requests from one of the GSEs to repurchase loans with an aggregate unpaid principal balance ("UPB") of $100.0 million as a result of fraudulent documentation submitted by the borrower in connection with the loans. The Company executed a forbearance and indemnification agreement with the GSE for loans with a UPB of $50.7 million that delays the repurchase of the loans until the fourth quarter of 2027 pursuant to which the Company agreed to indemnify the GSE against any losses until the repurchase date. A small portion of these loans were purchased credit deteriorated, and the Company recognized an insignificant allowance for credit losses and discount attributable to these loans. Additionally, the Company is in negotiations to enter into a forbearance and indemnification agreement with the GSE for the remaining $49.3 million of loans. Additionally, the Company believes that it is probable that the GSE will deliver a repurchase request for another $34.3 million of loans. If the Company fails to reach an agreement on a forbearance and indemnification agreement or some other form of increased loss sharing on either portfolio of loans, the Company may be required to repurchase these loans in 2026, resulting in a cash outlay for the UPB of the loans and any costs associated with repurchasing these loans.

During 2024, the Company received requests to repurchase five GSE loans totaling $87.3 million. As of December 31, 2025, the Company has repurchased four of the loans, totaling $52.5 million, and has a forbearance and indemnification agreement in place for the other loan (this is the other asset referenced in NOTE 2) totaling $24.1 million. The forbearance and indemnification agreement for the other asset expires on March 29, 2026, at which time the Company would, absent an extension, be expected to repurchase the other asset. The Company is in the process of negotiating a six-month extension of the forbearance and indemnification agreement to delay the repurchase until September 2026.

A summary of the Company's indemnified and repurchased loans and their location on the Consolidated Balance Sheets as of December 31, 2025 and 2024 follows:

		As of December 31,		
Other Assets Related to Indemnified and Repurchased Loans *(in thousands)*		**2025**		**2024**
Other Assets				
Loans held for investment				
Indemnified loans	$	46,253	$	24,617
Repurchased loans		36,926		12,309
Allowance for loan losses		(5,410)		(4,060)
Loans held for investment, net	$	77,769	$	32,866
OREO		14,756		14,756
Other asset, net		24,124		25,524
Total other assets related to indemnified and repurchased loans	$	116,649	$	73,146
Other Liabilities Related to Indemnified and Repurchased Loans *(in thousands)*				
Secured borrowings	$	83,402	$	59,441
Indemnification reserves [1]		23,920		5,527
Total other liabilities related to indemnified and repurchased loans	$	107,322	$	64,968

(1)   NOTE 2 contains information about the nature of these reserves.

		As of December 31,		
Maximum Expected Future Payments *(in thousands)*		**2025**		**2024**
Secured Borrowings	$	83,402	$	59,441
Collateral for Secured borrowings [1]		(22,668)		(12,538)
Total	$	60,734	$	46,903

(1)   Collateral for secured borrowings is included in *Receivables, net* on the Consolidated Balance Sheets.

In addition to the provision for credit losses related to the indemnified and repurchased loan portfolio, the Company also incurs costs related to operating the indemnified and repurchased loans and other asset. A summary of losses related to indemnified and repurchased loans for the years ended December 31, 2025 and 2024 follows (there were no such costs in 2023 as the Company received its first ever repurchase request in 2024):

		For the year ended December 31,		
Impact of Indemnified and Repurchased Loans *(in thousands)*		**2025**		**2024**
Initial loan repurchase costs	$	8,318	$	7,041
Indemnified and repurchased loan operating costs		12,440		3,532
Expected principal losses on loan repurchase ("loan repurchase losses")		20,092		—
Indemnified and repurchased loan expenses	$	40,850	$	10,573
Provision (benefit) for loan losses — Indemnified Loans [1]	$	199	$	11,860
Total impact of indemnified and repurchased loans	$	41,049	$	22,433

(1)   Included as a component of *Provision (benefit) for credit losses* in the Consolidated Statements of Income.

A portion of the indemnified and repurchased loans above are on nonaccrual status. A summary of these loans as of December 31, 2025 and 2024 follows:

	As of December 31,	
Non-accrual Loans (in thousands)	**2025**	**2024**
Loans held for investment UPB	$ 48,630	$ 36,926
Cost basis and fair value adjustments, net	1,331	—
Allowance for loan losses	(5,410)	(4,060)
Non-accrual Loans, net	$ 44,551	$ 32,866

NOTE 6—SERVICING

The total unpaid principal balance of loans the Company was servicing for various institutional investors was $144.0 billion as of December 31, 2025 compared to $135.3 billion as of December 31, 2024.

As of December 31, 2025 and 2024, custodial deposit accounts relating to loans serviced by the Company totaled $3.1 billion and $2.7 billion, respectively. These amounts are not included in the Consolidated Balance Sheets as such amounts are not Company assets; however, the Company is entitled to placement fees on these escrow deposits, presented within *Placement fees and other interest income* in the Consolidated Statements of Income. Certain cash deposits exceed the FDIC insured limits; however, the Company believes it has mitigated this risk by holding uninsured deposits at large national banks.

NOTE 7—WAREHOUSE AND CORPORATE NOTES PAYABLE

Warehouse Facilities

As of December 31, 2025, to provide financing to borrowers under the Agencies' programs, the Company had committed and uncommitted warehouse lines of credit in the amount of $3.8 billion with certain national banks and a $1.5 billion uncommitted facility with Fannie Mae (collectively, the "Agency Warehouse Facilities"). In support of these Agency Warehouse Facilities, the Company has pledged substantially all of its loans held for sale under the Company's approved programs. The Company's ability to originate mortgage loans for sale depends upon its ability to secure and maintain these types of short-term financings on acceptable terms.

The interest rate for all the Company's warehouse facilities is based on an Adjusted Term Secured Overnight Financing Rate ("SOFR").

The interest rate for all our warehouse facilities is based on SOFR. The maximum amount and outstanding borrowings under *Warehouse notes payable* as of December 31, 2025 and 2024 follow:

	December 31, 2025				
(dollars in thousands) **Facility**	**Committed Amount**	**Uncommitted Amount**	**Total Facility Capacity**	**Outstanding Balance**	**Interest rate**[1]
Agency Warehouse Facility #1	$ 325,000	250,000	575,000	$ 77,825	SOFR plus 1.30%
Agency Warehouse Facility #2	700,000	300,000	1,000,000	382,608	SOFR plus 1.30%
Agency Warehouse Facility #3	425,000	425,000	850,000	64,403	SOFR plus 1.30%
Agency Warehouse Facility #4	150,000	225,000	375,000	122,711	SOFR plus 1.30% to 1.35%
Agency Warehouse Facility #5	—	1,000,000	1,000,000	100,217	SOFR plus 1.45%
Total National Bank Agency Warehouse Facilities	$ 1,600,000	2,200,000	3,800,000	$ 747,764	
Fannie Mae repurchase agreement, uncommitted line and open maturity	—	1,500,000	1,500,000	672,899	
Total Agency Warehouse Facilities	$ 1,600,000	3,700,000	5,300,000	$ 1,420,663	

(dollars in thousands) Facility	December 31, 2024				
	Committed Amount	Uncommitted Amount	Total Facility Capacity	Outstanding Balance	Interest rate[1]
Agency Warehouse Facility #1	$ 325,000	$ 250,000	$ 575,000	$ 69,401	SOFR plus 1.30%
Agency Warehouse Facility #2	700,000	300,000	1,000,000	137,792	SOFR plus 1.30%
Agency Warehouse Facility #3	425,000	425,000	850,000	102,463	SOFR plus 1.30%
Agency Warehouse Facility #4	150,000	225,000	375,000	66,861	SOFR plus 1.30% to 1.35%
Agency Warehouse Facility #5	50,000	950,000	1,000,000	11,461	SOFR plus 1.45%
Total National Bank Agency Warehouse Facilities	$ 1,650,000	$ 2,150,000	$ 3,800,000	$ 387,978	
Fannie Mae repurchase agreement, uncommitted line and open maturity	—	1,500,000	1,500,000	204,542	
Total Agency Warehouse Facilities	$ 1,650,000	$ 3,650,000	$ 5,300,000	$ 592,520	
Liabilities associated with loans held for sale due to a repurchase option (NOTE 2)	—	—	—	189,452	
Total Borrowings	$ 1,650,000	$ 3,650,000	$ 5,300,000	$ 781,972	

(1)   Interest rate presented does not include the effect of any interest rate floors.

Interest expense under the warehouse notes payable for the years ended December 31, 2025, 2024, and 2023 aggregated to $61.7 million, $47.1 million, and $50.3 million, respectively. Included in interest expense in 2025, 2024, and 2023 were the amortization of facility fees totaling $2.1 million, $2.4 million, and $3.2 million, respectively. The warehouse notes payable are subject to various financial covenants, and the Company was in compliance with all such covenants as of December 31, 2025.

Agency Warehouse Facilities

The following section provides a summary of the key terms related to each of the Agency Warehouse Facilities. The Company believes that the five committed and uncommitted credit facilities from national banks and the uncommitted credit facility from Fannie Mae provide the Company with sufficient borrowing capacity to conduct its Agency lending operations. The Agency Warehouse agreements contain certain affirmative and negative covenants that are binding on the Company's operating subsidiary, Walker & Dunlop, LLC (which are in some cases subject to exceptions), including, but not limited to, restrictions on its ability to assume, guarantee, or become contingently liable for the obligation of another person, to undertake certain fundamental changes such as reorganizations, mergers, amendments to the Company's certificate of formation or operating agreement, liquidations, dissolutions or dispositions or acquisitions of assets or businesses, to cease to be directly or indirectly wholly owned by the Company, to pay any subordinated debt in advance of its stated maturity or to take any action that would cause Walker & Dunlop, LLC to lose all or any part of its status as an eligible lender, seller, servicer or issuer or any license or approval required for it to engage in the business of originating, acquiring, or servicing mortgage loans.

Agency Warehouse Facility #1:

The Company has a warehousing credit and security agreement with a national bank for a $325.0 million committed warehouse line that is scheduled to mature on August 26, 2026. The agreement provides the Company with the ability to fund Fannie Mae, Freddie Mac, HUD, and FHA loans. Advances are made at 100% of the loan balance and borrowings under this line bear interest at SOFR plus 130 basis points. In addition to the committed borrowing capacity, the agreement provides $250.0 million of uncommitted borrowing capacity that bears interest at the same rate as the committed facility. During 2025, the Company executed an amendment to the warehouse agreement related to this facility that extended the maturity date.

Agency Warehouse Facility #2:

The Company has a warehousing credit and security agreement with a national bank for a $700.0 million committed warehouse line that is scheduled to mature on April 10, 2026. The committed warehouse facility provides the Company with the ability to fund Fannie Mae, Freddie Mac, HUD, and FHA loans. Advances are made at 100% of the loan balance, and borrowings under this line bear interest at SOFR plus 130 basis points. In addition to the committed borrowing capacity, the agreement provides $300.0 million of uncommitted borrowing capacity that bears interest at the same rate as the committed facility. During 2025, the Company executed an amendment to the warehouse agreement related to this facility that extended the maturity date. In February 2026, the Company executed an amendment to the warehousing credit and security agreement that, among other things, reduced the interest rate to SOFR plus 120 basis points.

Agency Warehouse Facility #3:

The Company has a $425.0 million committed warehouse credit and security agreement with a national bank that is scheduled to mature on May 15, 2026. The committed warehouse facility provides the Company with the ability to fund Fannie Mae, Freddie Mac, HUD and FHA loans. Advances are made at 100% of the loan balance, and the borrowings under the warehouse agreement bear interest at a rate of SOFR plus 130 basis points. In addition to the committed borrowing capacity, the agreement provides $425.0 million of uncommitted borrowing capacity that bears interest at the same rate as the committed facility. During 2025, the Company executed an amendment to the warehouse agreement related to this facility that extended the maturity date.

Agency Warehouse Facility #4:

The Company has a $150.0 million committed warehouse credit and security agreement with a national bank that is scheduled to mature on June 22, 2026. The committed warehouse facility provides the Company with the ability to fund Fannie Mae, Freddie Mac, HUD, and FHA loans and has a sublimit of $75.0 million to fund defaulted HUD and FHA loans. Advances are made at 100% of the loan balance, and the borrowings under the warehouse agreement bear interest at a rate of SOFR plus 135 basis points. In addition to the committed borrowing capacity, the agreement provides $225.0 million of uncommitted borrowing capacity that bears interest at a rate of SOFR plus 130 basis points. During 2025, the Company executed an amendment to the warehouse agreement related to this facility that extended the maturity date.

Agency Warehouse Facility #5:

The Company has a master repurchase agreement with a national bank for a $1.0 billion uncommitted advance credit facility that is scheduled to mature on September 10, 2026. The facility provides the Company with the ability to fund Fannie Mae, Freddie Mac, HUD, and FHA loans. Advances are made at 100% of the loan balance, and the borrowings under the repurchase agreement bear interest at a rate of SOFR plus 145 basis points. During 2025, the Company executed an amendment to the warehouse agreement related to this facility that extended the maturity date, decreased the committed borrowing capacity to zero, and increased the uncommitted borrowing capacity to $1.0 billion.

No other material modifications were made to the Agency warehouse agreements during 2025.

Uncommitted Agency Warehouse Facility:

The Company has a $1.5 billion uncommitted facility with Fannie Mae under its As Soon As Pooled funding program. After approval of certain loan documents, Fannie Mae will fund loans after closing, and the advances are used to repay the primary warehouse line. Fannie Mae will advance 99% of the loan balance. There is no expiration date for this facility. The uncommitted facility has no specific negative or financial covenants.

The Agency Warehouse Facilities require compliance with certain financial covenants, which are measured for the Company and its subsidiaries on a consolidated basis, which include but are not limited to minimum tangible net worth requirements, minimum liquidity requirements, minimum servicing portfolio UPB requirements, debt service coverage ratios, and other customary financial covenants. The agreements contain customary events of default, which are in some cases subject to certain exceptions, thresholds, notice requirements, and grace periods. The warehouse agreements contain cross-default provisions, such that if a default occurs under any of the Company's warehouse agreements, generally the lenders under the other warehouse agreements could also declare a default. The Company is in compliance with all of its Agency warehouse facility covenants.

The Company, through its LIHTC operations, has a warehouse line of credit with a national bank that is used to fund the Company's *Committed investments in tax credit equity* before transferring them to a tax credit fund. The warehouse facility is a revolving commitment that is scheduled to mature on April 5, 2026, carries an interest rate of SOFR plus 280 basis points, and has an outstanding balance of $26.0 million as of December 31, 2025.

Corporate notes payable

As of December 31, 2024, the Company's Corporate notes payable consisted of a senior secured credit agreement (as amended from time to time; the "Credit Agreement") that provided for an $800.0 million borrowing pursuant to that certain Credit Agreement, dated as of December 16, 2021 (as amended from time to time, the "Term Loan").

In March 2025, the Company completed its offering of $400.0 million aggregate principal amount of senior unsecured notes due 2033 (the "Senior Notes"). The Senior Notes were issued pursuant to an indenture, dated as of March 14, 2025 (the "Indenture"). The Senior Notes bear interest at a fixed rate of 6.625% per annum, accruing from March 14, 2025. Interest is payable semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2025. The Senior Notes mature on April 1, 2033. The Senior Notes are guaranteed on a senior unsecured basis by the subsidiary guarantors. As discussed in NOTE 10, the Company entered into an interest rate swap agreement to convert the fixed interest rate to a floating interest rate based on SOFR. The Company used $328.5 million of the proceeds from the Senior Notes to paydown its obligations under the Term Loan. In connection with the paydown, the Company wrote-off a pro-rata portion of the unamortized debt issuance costs associated with the Term Loan, resulting in $4.2 million of expense included within *Asset impairment and other expenses* in the Consolidated Statements of Income.

After the paydown of a portion of the Term Loan, the Company amended the credit agreement (the "Restated Credit Agreement") related to the remaining $450.0 million balance of the Term Loan (the "Restated Term Loan") and added a $50.0 million revolving credit facility ("Revolving Credit Facility"). The Restated Credit Agreement amends and restates the Credit Agreement governing the Company's Term Loan, including reducing the rate of interest to SOFR plus a spread of 200 basis points. Following the first full fiscal quarter ending after the closing date, the applicable interest margin of the Restated Term Loan will be subject to a 25 basis points step down if the Company's total leverage ratio is equal to or less than 2.00 to 1.00. At any time, the Company may also elect to request the establishment of one or more incremental term loan facilities and/or one or more incremental revolving credit facilities (any such additional loan, an "Incremental Loan") in an aggregate principal amount for all such Incremental Loans not to exceed the sum of (i) the greater of $325 million and 100% of Consolidated Adjusted EBITDA (as defined in the Restated Credit Agreement) as of the most recent test period under the Restated Credit Agreement ending on or immediately prior to such date plus (ii) the maximum amount of secured indebtedness that could be incurred at such time that would not cause the Consolidated Net Secured Leverage Ratio (as defined in the Restated Credit Agreement) to exceed 3.00 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

The Company is required to repay the aggregate outstanding principal amount of the Restated Term Loan in consecutive quarterly installments equal to 0.25% of the aggregate principal amount of the loan (subject to certain adjustments for prepayments of the loan) on the last business day of each of March, June, September and December, commencing on June 30, 2025. The final principal installment of the Restated Term Loan is required to be paid in full on March 14, 2032 (or, if earlier, the date of acceleration of the loan pursuant to the terms of the Restated Credit Agreement) and will be in an amount equal to the aggregate outstanding principal of the Restated Term Loan on such date (together with all accrued interest thereon). The final outstanding principal amount of the Revolving Credit Loans (as defined in the Restated Credit Agreement) is required to be paid in full on March 14, 2028, together with all accrued but unpaid interest thereon (or, if earlier, the date of acceleration of the Revolving Credit Loans pursuant to the terms of the Restated Credit Agreement).

The following table shows the components of the Corporate notes payable as of December 31, 2025 and 2024:

(in thousands, unless otherwise specified)	December 31, 2025		December 31, 2024		Interest rate and repayments
Term Loan Note Payable					
Unpaid principal balance	$	446,625	$	778,481	Quarterly principal payments of $1.1 million in 2025 and $2.0 million in 2024.
Unamortized debt discount		(2,688)		(3,484)	
Unamortized debt issuance costs		(8,681)		(6,953)	
Carrying balance	$	435,256	$	768,044	
Senior Notes					
Unpaid principal balance	$	400,000	$	—	No recurring principal payments. Stated interest rate is 6.625% Interest rate swapped to SOFR + 257 basis points.
Fair value adjustment (NOTE 10)		927		—	
Unamortized debt issuance costs		(6,965)		—	
Carrying balance	$	393,962	$	—	
Corporate notes payable	$	829,218	$	768,044	

The scheduled maturities, as of December 31, 2025, for the aggregate of the warehouse notes payable and Corporate notes payable are shown below. The warehouse notes payable obligations are incurred in support of the related loans held for sale. Amounts advanced under the warehouse notes payable for loans held for sale are included in the subsequent year as the amounts are usually drawn and repaid within 60 days. The amounts below related to the Term Debt note payable include only the quarterly and final principal payments required by the related credit agreement (i.e., the non-contingent payments) and do not include any principal payments that are contingent upon Company cash flow, as defined in the Credit Agreement (i.e., the contingent payments). The maturities below are in thousands.

Year Ending December 31,	Maturities	
2026	$	1,451,117
2027		4,500
2028		4,500
2029		4,500
2030		4,500
Thereafter		824,125
Total	$	2,293,242

All of the debt instruments, including the warehouse facilities, are senior obligations of the Company. All warehouse notes payable balances associated with loans held for sale and outstanding as of December 31, 2025 were or are expected to be repaid in 2026.

Interest on the Company's warehouse notes payable and Corporate notes payable are based on SOFR including the Senior Unsecured Note which has a stated fixed interest rate of 6.625% but was hedged through an interest rate swap to a variable rate of SOFR plus 257 basis points.

NOTE 8—SEGMENTS

Reportable Segments

The Company's executive leadership team, which functions as the Company's chief operating decision making body ("CODM"), makes decisions and assesses performance based on the financial measures disclosed below for each of the following three reportable segments. The reportable segments are determined based on the product or service provided and reflect the manner in which management is currently evaluating the Company's financial information.

(i) *Capital Markets ("CM")*—CM provides a comprehensive range of commercial real estate finance products to the Company's customers, including Agency lending, debt brokerage, property sales, and appraisal and valuation services. The Company's long-established relationships with the Agencies and institutional investors enable CM to offer a broad range of loan products and services to the Company's customers, including first mortgage, second trust, supplemental, construction, mezzanine, preferred equity, and small-balance loans. CM provides property sales services to owners and developers of multifamily properties and commercial real estate and multifamily property appraisals for various lenders and investors. CM also provides real estate-related investment banking and advisory services, including housing market research.

As part of Agency lending, CM temporarily funds the loans it originates (loans held for sale) before selling them to the Agencies and earns net interest income on the spread between the interest income on the loans and the warehouse interest expense. For Agency loans, CM recognizes the fair value of expected net cash flows from servicing, which represents the right to receive future servicing fees. CM also earns fees for origination of loans for both Agency lending and debt brokerage, fees for property sales, appraisals, and investment banking and advisory services, and subscription revenue for its housing market research. Direct internal, including compensation, and external costs that are specific to CM are included within the results of this reportable segment.

(ii) *Servicing & Asset Management ("SAM")*—SAM's activities include: (i) servicing and asset-managing the portfolio of loans the Company (a) originates and sells to the Agencies, (b) brokers to certain life insurance companies, and (c) originates through its principal lending and investing activities, and (ii) managing third-party capital invested in commercial real estate assets through senior secured debt or limited partnership equity instruments, e.g., preferred equity, mezzanine debt, etc. either through funds or direct investments, and (iii) managing third-party capital invested in tax credit equity funds focused on the LIHTC sector and other commercial real estate.

SAM earns revenue mainly through fees for servicing and asset-managing the loans in the Company's servicing portfolio and asset management fees for managing third-party capital. Direct internal, including compensation, and external costs that are specific to SAM are included within the results of this reportable segment.

(iii) *Corporate*—The Corporate segment consists primarily of the Company's treasury operations and other corporate-level activities. The Company's treasury activities include monitoring and managing liquidity and funding requirements, including corporate debt. Other corporate-level activities include equity-method investments, accounting, information technology, legal, human resources, marketing, internal audit, and various other corporate groups ("support functions"). The Company does not allocate costs from these support functions to the CM or SAM segments in presenting segment operating results. The Company allocates interest expense and income tax expense. Corporate debt and the related interest expense are allocated first based on specific acquisitions where debt was directly used to fund the acquisition, such as the acquisition of Alliant, and then based on the remaining segment assets. Income tax expense is allocated proportionally based on income before taxes at each segment, except for significant one-time tax activities, which are allocated entirely to the segment impacted by the tax activity.

The following tables provide a summary and reconciliation of each segment's results and balances as of and for the years ended December 31, 2025, 2024, and 2023.

Segment Results and Total Assets *(dollars in thousands, except per share data and ratios)*	As of and for the year ended December 31, 2025			
Revenues	CM	SAM	Corporate	Consolidated
Loan origination and debt brokerage fees, net	$ 336,947	$ 5,202	$ —	$ 342,149
Fair value of expected net cash flows from servicing, net of guaranty obligation	179,681	—	—	179,681
Servicing fees	—	337,442	—	337,442
Property sales broker fees	83,519	—	—	83,519
Investment management fees	—	34,629	—	34,629
Net warehouse interest income (expense)	(5,490)	—	—	(5,490)
Placement fees and other interest income	—	137,864	14,720	152,584
Other revenues	52,293	51,427	6,072	109,792
Total revenues	$ 646,950	$ 566,564	$ 20,792	$ 1,234,306
Expenses				
Personnel[1]	$ 475,286	$ 89,552	$ 82,971	$ 647,809
Amortization and depreciation	4,579	225,640	8,463	238,682
Provision (benefit) for credit losses	—	9,586	—	9,586
Interest expense on corporate debt	17,506	41,345	5,864	64,715
Goodwill impairment	—	—	—	—
Fair value adjustments to contingent consideration liabilities	—	(8,243)	—	(8,243)
Indemnified and repurchased loan expenses	—	40,850	—	40,850
Asset impairments and other expenses	2,742	28,584	5,420	36,746
Other operating expenses	21,162	21,398	82,603	125,163
Total expenses	$ 521,275	$ 448,712	$ 185,321	$ 1,155,308
Income (loss) before taxes	$ 125,675	$ 117,852	$ (164,529)	$ 78,998
Income tax expense (benefit)	35,019	32,839	(45,845)	22,013
Net income (loss) before noncontrolling interests and temporary equity holders	$ 90,656	$ 85,013	$ (118,684)	$ 56,985
Less: net income (loss) from noncontrolling interests	$ —	$ (99)	$ —	$ (99)
Less: net income (loss) attributable to temporary equity holders	837	—	—	837
Walker & Dunlop net income (loss)	$ 89,819	$ 85,112	$ (118,684)	$ 56,247
Total assets	$ 2,031,815	$ 2,425,954	$ 601,709	$ 5,059,478
Diluted EPS	$ 2.62	$ 2.48	$ (3.46)	$ 1.64
Operating margin	19 %	21 %	(791)%	6 %

Segment Results and Total Assets *(dollars in thousands, except per share data and ratios)*

As of and for the year ended December 31, 2024			

Revenues	CM	SAM	Corporate	Consolidated
Loan origination and debt brokerage fees, net	$ 271,996	$ 4,566	$ —	$ 276,562
Fair value of expected net cash flows from servicing, net of guaranty obligation	153,593	—	—	153,593
Servicing fees	—	325,644	—	325,644
Property sales broker fees	60,583	—	—	60,583
Investment management fees	—	36,976	—	36,976
Net warehouse interest income (expense)	(8,780)	1,747	—	(7,033)
Placement fees and other interest income	—	153,350	14,611	167,961
Other revenues	47,449	69,366	1,389	118,204
Total revenues	$ 524,841	$ 591,649	$ 16,000	$ 1,132,490
Expenses				
Personnel[1]	$ 399,256	$ 83,050	$ 76,940	$ 559,246
Amortization and depreciation	4,551	226,067	6,931	237,549
Provision (benefit) for credit losses	—	10,839	—	10,839
Interest expense on corporate debt	19,489	43,834	6,363	69,686
Goodwill impairment	33,000	—	—	33,000
Fair value adjustments to contingent consideration liabilities	(39,491)	(10,830)	—	(50,321)
Indemnified and repurchased loan expenses	—	10,573	—	10,573
Asset impairments and other expenses	460	721	—	1,181
Other operating expenses	20,284	31,770	77,182	129,236
Total expenses	$ 437,549	$ 396,024	$ 167,416	$ 1,000,989
Income (loss) before taxes	$ 87,292	$ 195,625	$ (151,416)	$ 131,501
Income tax expense (benefit)	20,275	45,437	(35,169)	30,543
Net income (loss) before noncontrolling interests	$ 67,017	$ 150,188	$ (116,247)	$ 100,958
Less: net income (loss) from noncontrolling interests	353	(7,562)	—	(7,209)
Walker & Dunlop net income (loss)	$ 66,664	$ 157,750	$ (116,247)	$ 108,167
Total assets	$ 1,407,206	$ 2,439,986	$ 534,801	$ 4,381,993
Diluted EPS	$ 1.97	$ 4.65	$ (3.43)	$ 3.19
Operating margin	17 %	33 %	(946)%	12 %

Segment Results and Total Assets *(dollars in thousands, except per share data and ratios)*

	As of and for the year ended December 31, 2023			
Revenues	CM	SAM	Corporate	Consolidated
Loan origination and debt brokerage fees, net	$ 232,625	$ 1,784	$ —	$ 234,409
Fair value of expected net cash flows from servicing, net of guaranty obligation	141,917	—	—	141,917
Servicing fees	—	311,914	—	311,914
Property sales broker fees	53,966	—	—	53,966
Investment management fees	—	45,381	—	45,381
Net warehouse interest income (expense)	(9,497)	3,864	—	(5,633)
Placement fees and other interest income	—	141,374	13,146	154,520
Other revenues	57,755	59,526	685	117,966
Total revenues	$ 476,766	$ 563,843	$ 13,831	$ 1,054,440
Expenses				
Personnel[1]	$ 375,450	$ 74,407	$ 64,433	$ 514,290
Amortization and depreciation	4,550	214,978	7,224	226,752
Provision (benefit) for credit losses	—	(10,452)	—	(10,452)
Interest expense on corporate debt	18,779	42,489	7,208	68,476
Goodwill impairment	62,000	—	—	62,000
Fair value adjustments to contingent consideration liabilities	(62,500)	—	—	(62,500)
Indemnified and repurchased loan expenses	—	—	—	—
Asset impairments and other expenses	(1,157)	550	—	(607)
Other operating expenses	21,151	28,032	69,101	118,284
Total expenses	$ 418,273	$ 350,004	$ 147,966	$ 916,243
Income (loss) before taxes	$ 58,493	$ 213,839	$ (134,135)	$ 138,197
Income tax expense (benefit)	14,824	54,198	(33,996)	35,026
Net income (loss) before noncontrolling interests	$ 43,669	$ 159,641	$ (100,139)	$ 103,171
Less: net income (loss) from noncontrolling interests	2,489	(6,675)	—	(4,186)
Walker & Dunlop net income (loss)	$ 41,180	$ 166,316	$ (100,139)	$ 107,357
Total assets	$ 1,193,137	$ 2,273,033	$ 586,177	$ 4,052,347
Diluted EPS	$ 1.22	$ 4.93	$ (2.97)	$ 3.18
Operating margin	12 %	38 %	(970)%	13 %

(1) *Personnel expense is primarily composed of the cost of salaries and benefits, payroll taxes, subjective and objective bonuses, commissions, retention bonuses, and share-based compensation.*

Concentrations

The Company is one of the leading commercial real estate services and finance companies in the United States, with a primary focus on multifamily lending. The Company originates a range of multifamily and other commercial real estate loans that are sold to the Agencies or placed with institutional investors. The Company also services nearly all of the loans it sells to the Agencies and some of the loans that it places with institutional investors. The majority of the Company's operations involve the delivery and servicing of loan products for its customers through its Capital Markets and Servicing & Asset Management reportable segments, respectively. A single customer represented 36.9%, 35.6%, and 34.8% of total revenues for the years ended December 31, 2025, 2024, and 2023, respectively, as reported through the CM and SAM reportable segments.

As of both December 31, 2025 and 2024, no one borrower/key principal accounted for more than 3% of our total risk-sharing loan portfolio.

An analysis of the product concentrations that impact the Company's debt financing and servicing revenues is shown in the following tables. This information is based on the distribution of the loans sold or serviced for others.

The principal balance of the loans serviced for others, by product, as of December 31, 2025, 2024, and 2023 follows:

| | As of December 31, | | |
Loan Servicing Portfolio by Product (in thousands)	2025	2024	2023
Fannie Mae	$ 72,708,372	$ 68,196,744	$ 63,699,106
Freddie Mac	42,595,441	39,185,091	39,330,545
Ginnie Mae-HUD	11,563,020	10,847,265	10,460,884
Other	17,111,320	17,057,912	16,980,989
Total	$ 143,978,153	$ 135,287,012	$ 130,471,524

The volume of debt financing by product for the years ended December 31, 2025, 2024, and 2023 follows:

| | For the year ended December 31, | | |
Debt Financing by Product (in thousands)	2025	2024	2023
Fannie Mae	$ 9,552,425	$ 7,641,161	$ 7,021,397
Freddie Mac	8,248,816	5,227,550	4,568,935
Ginnie Mae-HUD	915,524	588,529	678,889
Brokered	22,076,680	16,093,776	11,714,888
Principal Lending and Investing	690,250	603,650	218,750
Total	$ 41,483,695	$ 30,154,666	$ 24,202,859

NOTE 9—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Acquisition Activities

A summary of the Company's goodwill by reportable segments as of and for the years ended December 31, 2025 and 2024 follows:

| | For the year ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
(in thousands) Roll Forward of Gross Goodwill	CM	SAM	Consolidated[1]	CM	SAM	Consolidated[1]
Beginning balance	$ 524,189	439,521	$ 963,710	$ 524,189	$ 439,521	$ 963,710
Additions from acquisitions	—	—	—	—	—	—
Measurement-period and other adjustments	—	—	—	—	—	—
Ending gross goodwill balance	$ 524,189	$ 439,521	$ 963,710	$ 524,189	$ 439,521	$ 963,710
Roll Forward of Accumulated Goodwill Impairment						
Beginning balance	$ 95,000	—	$ 95,000	$ 62,000	$ —	$ 62,000
Impairment	—	—	—	33,000	—	33,000
Ending accumulated goodwill impairment	$ 95,000	$ —	$ 95,000	$ 95,000	$ —	$ 95,000
Goodwill	$ 429,189	$ 439,521	$ 868,710	$ 429,189	$ 439,521	$ 868,710

(1) As of both December 31, 2025 and 2024, no goodwill was allocated to the Corporate reportable segment.

The Company did not recognize any goodwill impairment in connection with its annual impairment evaluation performed on October 1, 2025 compared to $33.0 million of impairment during its October 1, 2024 evaluation. The estimated fair value of one reporting unit in 2024 declined below its carrying value. The Company estimated the fair value of the reporting unit based on discounted cash flow models that utilized significant unobservable inputs and assumptions.

Other Intangible Assets

The Company's other intangible assets consist primarily of acquired customer contracts and technology intellectual property intangibles. The Company had no indefinite-lived intangible assets as of December 31, 2025 and 2024, and assesses its other intangible assets for impairment periodically. Activity related to other intangible assets for the years ended December 31, 2025 and 2024 follows:

	For the year ended December 31,	
Roll Forward of Other Intangible Assets *(in thousands)*	**2025**	**2024**
Beginning balance	$ 156,893	$ 181,975
Additions from acquisitions	—	—
Amortization	(15,016)	(15,016)
Write-offs[1]	—	(10,066)
Ending balance	$ 141,877	$ 156,893

(1) Amortization and Write-offs of Other Intangible Assets are recognized in Amortization and depreciation in the Consolidated Statements of Income.

The following table summarizes the gross value, accumulated amortization, and net carrying value of the Company's other intangible assets as of December 31, 2025 and December 31, 2024:

Components of Other Intangible Assets *(in thousands)*	**December 31, 2025**	**December 31, 2024**
Gross value	$ 208,782	$ 210,616
Accumulated amortization	(66,905)	(53,723)
Net carrying value	$ 141,877	$ 156,893

The expected amortization of other intangible assets shown in the Consolidated Balance Sheet as of December 31, 2025 is shown in the table below. Actual amortization may vary from these estimates.

Year Ending December 31, *(in thousands)*	**Expected Amortization**
2026	$ 15,016
2027	15,016
2028	15,016
2029	14,952
2030	14,946
Thereafter	66,931
Total	$ 141,877

As of December 31, 2025, the weighted average remaining life of all the other intangible assets was 9.9 years.

Contingent Consideration Liabilities

A summary of the Company's contingent consideration liabilities, which are included in *Other liabilities*, as of and for the years ended December 31, 2025 and 2024 follows:

	For the year ended December 31,	
Roll Forward of Contingent Consideration Liabilities *(in thousands)*	**2025**	**2024**
Beginning balance	$ 30,537	$ 113,546
Accretion	116	1,629
Fair value adjustments	(8,243)	(50,321)
Payments	(12,747)	(34,317)
Ending balance	$ 9,663	$ 30,537

The contingent consideration liabilities presented in the table above relate to: (i) acquisitions of investment sales brokerage companies completed over the past several years, and (ii) the Company's LIHTC subsidiary. The contingent consideration for each of the acquisitions may be earned over various lengths of time after each acquisition, with a maximum earnout period of five years, provided certain revenue targets and other metrics have been met. The last of the earnout periods related to the contingent consideration ends in the third quarter of 2027.

During 2025, the Company made fair value adjustments as seen above on contingent consideration liabilities associated with the Company's LIHTC subsidiary based primarily on updated results that led to lower-than-expected payout. In 2024, the Company made fair value adjustments on contingent consideration liabilities associated with the Company's LIHTC subsidiary and a 2022 acquisition.

The adjustments to the fair value of contingent considerations for the years ended December 31, 2025 and 2024 are included within *Fair value adjustments to contingent consideration liabilities* in the Consolidated Statements of Income.

The fair value adjustments in 2025 and 2024 are non-cash, and thus not reflected in the amount of cash consideration paid on the Consolidated Statements of Cash Flows.

NOTE 10—FAIR VALUE MEASUREMENTS

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1*—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- *Level 2*—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3*—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

The Company's MSRs are measured at fair value at inception, and thereafter on a nonrecurring basis and are carried at the lower of amortized costs or fair value. That is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value measurement when there is evidence of impairment and for disclosure purposes (NOTE 3). The Company's MSRs do not trade in an active, open market with readily observable prices. While sales of multifamily MSRs do occur on occasion, precise terms and conditions vary with each transaction and are not readily available. Accordingly, the estimated fair value of the Company's MSRs was developed using discounted cash flow models that calculate the present value of estimated future net servicing income. The model considers contractually specified servicing fees, prepayment assumptions, estimated placement fee revenue from escrow deposits, and other economic factors. The Company periodically reassesses and adjusts, when necessary, the underlying inputs and assumptions used in the model to reflect observable market conditions and assumptions that a market participant would consider in valuing MSR assets.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

- *Derivative Instruments—Designated Derivatives and Hedged Item—*The Company determines the fair value of the interest rate swap and hedged item using observable market data to determine the expected net cash flows of the receive-fix and pay-variable legs and is classified as Level 2 of the valuation hierarchy.

- *Derivative Instruments—Undesignated Derivatives—*These derivative positions primarily consist of interest rate lock commitments and forward sale agreements to the Agencies related to the Company's mortgage banking activities. The fair value of these instruments is estimated using a discounted cash flow model developed based on changes in the U.S. Treasury rate and other observable market data. The value was determined after considering the potential impact of collateralization, adjusted to reflect the nonperformance risk of both the counterparty and the Company, and is classified within Level 2 of the valuation hierarchy.

- *Loans Held for Sale—*All loans held for sale presented in the Consolidated Balance Sheets are reported at fair value. The Company determines the fair value of the loans held for sale using discounted cash flow models that incorporate quoted observable inputs from market participants such as changes in the U.S. Treasury rate. Therefore, the Company classifies these loans held for sale as Level 2.

- *Pledged Securities—*Investments in money market funds are valued using quoted market prices from recent trades and typically have maturities of 90 days or less. Therefore, the Company classifies this portion of pledged securities as Level 1. The Company determines the fair value of its AFS Agency MBS using third party estimates of fair value. Consequently, the Company classifies this portion of pledged securities as Level 2. Additional details on Pledged securities are included in NOTE 12.

- *Contingent Consideration Liabilities—*Contingent consideration liabilities from acquisitions are initially recognized at fair value at acquisition and subsequently remeasured using a Monte Carlo simulation that uses updated management forecasts and current valuation assumptions and discount rates. The Company determines the fair value of each contingent consideration liability based on a probability of earnout achievement, which incorporates management estimates, volatility rates, and discount rate to determine the expected earn-out cash flows. As a result, the Company classifies these liabilities as Level 3. Additional details on Contingent consideration liabilities are included in NOTE 9.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value:

(in thousands)	Level 1	Level 2	Level 3	Balance as of Period End
December 31, 2025				
Assets				
Loans held for sale	$ —	$ 1,436,350	$ —	$ 1,436,350
Pledged securities	22,288	202,666	—	224,954
Derivative assets	—	27,216	—	27,216
Total	$ 22,288	$ 1,666,232	$ —	$ 1,688,520
Liabilities				
Derivative liabilities	$ —	$ 1,718	$ —	$ 1,718
Corporate notes payable —Senior Notes	—	400,927	—	400,927
Contingent consideration liabilities[1]	—	—	9,663	9,663
Total	$ —	$ 402,645	$ 9,663	$ 412,308
December 31, 2024				
Assets				
Loans held for sale	$ —	$ 780,749	$ —	$ 780,749
Pledged securities	23,472	183,432	—	206,904
Derivative assets	—	30,175	—	30,175
Total	$ 23,472	$ 994,356	$ —	$ 1,017,828
Liabilities				
Derivative liabilities	$ —	$ 915	$ —	$ 915
Contingent consideration liabilities[1]	—	—	30,537	30,537
Total	$ —	$ 915	$ 30,537	$ 31,452

(1) For a detailed roll forward of this Level 3 liability, refer to "Roll Forward of Contingent Consideration Liabilities" in NOTE 9.

There were no transfers between any of the levels within the fair value hierarchy during any of the years presented in the consolidated financial statements.

Undesignated derivative instruments related to the Company's mortgage banking activities (Level 2) are outstanding for short periods of time (generally less than 60 days). Designated derivatives related to interest rate swaps are outstanding for the length of the hedged item, which currently matures on April 1, 2033. A roll forward of derivative instruments is presented below for the years ended December 31, 2025 and 2024:

	For the year ended December 31,	
Derivative Assets and Liabilities, net (in thousands)	**2025**	**2024**
Beginning balance	$ 29,260	$ 3,204
Settlements	(525,592)	(404,099)
Realized gains (losses) recorded in earnings[1]	496,332	400,895
Unrealized gains (losses) recorded in earnings[1][2]	25,498	29,260
Ending balance	$ 25,498	$ 29,260

(1) Realized and unrealized gains (losses) from undesignated derivatives are recognized in *Loan origination and debt brokerage fees, net* and *Fair value of expected net cash flows from servicing, net of guaranty obligation* in the Consolidated Statements of Income.

(2) Unrealized gain (loss) from designated derivatives is recognized in *Interest expense on corporate debt* in the Consolidated Statements of Income

The following table presents information about significant unobservable inputs used in the recurring measurement of the fair value of the Company's Level 3 assets and liabilities as of December 31, 2025:

	Quantitative Information about Level 3 Fair Value Measurements				
(in thousands)	**Fair Value**	**Valuation Technique**	**Unobservable Input** (1)	**Input Range** (1)	**Weighted Average** (2)
Contingent consideration liabilities	$ 9,663	Monte Carlo Simulation	Probability of earnout achievement	0% - 34%	4%

(1) Significant changes in this input may lead to significant changes in the fair value measurements.
(2) Contingent consideration weighted based on maximum remaining gross earnout amount.

The carrying amounts and the fair values of the Company's financial instruments as of December 31, 2025 and December 31, 2024 are presented below:

		December 31, 2025		December 31, 2024	
(in thousands)	**Level**	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets:					
Cash and cash equivalents	Level 1	$ 299,315	$ 299,315	$ 279,270	$ 279,270
Restricted cash	Level 1	22,772	22,772	25,156	25,156
Pledged securities	Level 1 & 2	224,954	224,954	206,904	206,904
Loans held for sale	Level 2	1,436,350	1,436,350	780,749	780,749
Loans held for investment, net(1)	Level 3	77,769	77,769	32,866	32,866
Derivative assets(1)	Level 2	27,216	27,216	30,175	30,175
Total financial assets		$ 2,088,376	$ 2,088,376	$ 1,355,120	$ 1,355,120
Financial Liabilities:					
Derivative liabilities(2)	Level 2	$ 1,718	$ 1,718	$ 915	$ 915
Contingent consideration liabilities(2)	Level 3	9,663	9,663	30,537	30,537
Secured borrowings(2)	Level 2	83,402	83,402	59,441	59,441
Warehouse notes payable(3)	Level 2	1,420,272	1,420,662	781,706	781,972
Corporate notes payable(3)(4)	Level 2	829,218	847,552	768,044	778,481
Total financial liabilities		$ 2,344,273	$ 2,362,997	$ 1,640,643	$ 1,651,346

(1) Included as a component of *Other assets* (NOTE 16) on the Consolidated Balance Sheets.
(2) Included as a component of *Other liabilities* (NOTE 16) on the Consolidated Balance Sheets.
(3) Carrying value includes unamortized debt issuance costs.
(4) Carrying value includes unamortized debt discount.

Fair Value of Undesignated Derivative Instruments and *Loans Held for Sale*—In the normal course of business, the Company enters into contractual commitments to originate and sell multifamily mortgage loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by the Company. All mortgagors are evaluated for creditworthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into a sale commitment with the investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than the Company's related commitments to the borrower to allow for, among other things, the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to buyers are undesignated derivatives and, accordingly, are marked to fair value through *Loan origination and debt brokerage fees, net* in the Consolidated Statements of Income. The fair value of the Company's rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

- the estimated gain of the expected loan sale to the investor;
- the expected net cash flows associated with servicing the loan, net of any guaranty obligations retained;
- the effects of interest rate movements between the date of the rate lock and the balance sheet date and
- the nonperformance risk of both the counterparty and the Company.

The estimated gain considers the origination fees the Company expects to collect upon loan closing (derivative instruments only) and premiums the Company expects to receive upon sale of the loan. The fair value of the expected net cash flows associated with servicing the loan is calculated pursuant to the valuation techniques applicable to the fair value of future servicing, net at loan sale.

To calculate the effects of interest rate movements, the Company uses applicable published U.S. Treasury prices and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of the Company's forward sales contracts to investors considers the effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of the Company's interest rate lock commitments and forward sales contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in interest rate lock commitments and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of the Company's counterparties and the short duration of interest rate lock commitments and forward sale contracts, the risk of nonperformance by the Company's counterparties has historically been minimal.

The following table presents the components of fair value and other relevant information associated with the Company's derivative instruments and loans held for sale as of December 31, 2025 and 2024:

(in thousands)	Notional or Principal Amount		Fair Value Adjustment Components						Balance Sheet Location					
			Estimated Gain on Sale		Interest Rate Movement		Total Fair Value Adjustment		Derivative Assets[1]		Derivative Liabilities[2]		Fair Value Adjustment	
December 31, 2025														
Undesignated derivatives														
Rate lock commitments	$	374,384	$	18,673	$	(1,546)	$	17,127	$	17,608	$	(481)	$	—
Forward sale contracts		1,804,114		—		7,444		7,444		8,681		(1,237)		—
Loans held for sale[3]		1,429,730		12,518		(5,898)		6,620		—		—		6,620
Total undesignated derivatives			$	31,191	$	—	$	31,191	$	26,289	$	(1,718)	$	6,620
Designated derivatives														
Interest rate swap		400,000		—		927		927		927		—		—
Senior Notes[4]		400,000		—		(927)		(927)		—		—		(927)
Total designated derivatives			$	—	$	—	$	—	$	927	$	—	$	(927)
Total			$	31,191	$	—	$	31,191	$	27,216	$	(1,718)	$	5,693
December 31, 2024														
Rate lock commitments	$	472,905	$	19,968	$	(5,338)	$	14,630	$	14,930	$	(300)	$	—
Forward sale contracts		1,258,323		—		14,630		14,630		15,245		(615)		—
Loans held for sale		785,418		4,623		(9,292)		(4,669)		—		—		(4,669)
Total			$	24,591	$	—	$	24,591	$	30,175	$	(915)	$	(4,669)

(1) Included as a component of *Other assets* (NOTE 16) on the Consolidated Balance Sheets.
(2) Included as a component of *Other liabilities* (NOTE 16) on the Consolidated Balance Sheets.

(3) Fair value adjustment included as an adjustment to *Loans held for sale, at fair value* on the Consolidated Balance Sheets.
(4) Fair value adjustment included as adjustment to *Corporate notes payable* on the Consolidated Balance Sheets.

NOTE 11 — EARNINGS PER SHARE AND STOCKHOLDERS' EQUITY

Earnings per share ("EPS") is calculated under the two-class method. The two-class method allocates all earnings (distributed and undistributed) to each class of common stock and participating securities based on their respective rights to receive dividends. The Company grants share-based awards to various employees and nonemployee directors that entitle recipients to receive nonforfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of common stock. These unvested awards meet the definition of participating securities.

The following table presents the calculation of basic and diluted EPS for the years ended December 31, 2025, 2024, and 2023 under the two-class method. Participating securities were included in the calculation of diluted EPS using the two-class method, as this computation was more dilutive than the treasury-stock method.

	For the years ended December 31,		
EPS Calculations *(in thousands, except per share amounts)*	**2025**	**2024**	**2023**
Calculation of basic EPS			
Walker & Dunlop net income	$ 56,247	$ 108,167	$ 107,357
Less: dividends and undistributed earnings allocated to participating securities	1,355	2,441	2,752
Net income applicable to common stockholders	$ 54,892	$ 105,726	$ 104,605
Weighted-average basic shares outstanding	33,347	33,116	32,697
Basic EPS	$ 1.65	$ 3.19	$ 3.20
Calculation of diluted EPS			
Net income applicable to common stockholders	$ 54,892	$ 105,726	$ 104,605
Add: reallocation of dividends and undistributed earnings based on assumed conversion	(1)	1	3
Net income allocated to common stockholders	$ 54,891	$ 105,727	$ 104,608
Weighted-average basic shares outstanding	33,347	33,116	32,697
Add: weighted-average diluted non-participating securities	22	42	178
Weighted-average diluted shares outstanding	33,369	33,158	32,875
Diluted EPS	$ 1.64	$ 3.19	$ 3.18

The assumed proceeds used for calculating the dilutive impact of restricted stock awards under the treasury-stock method includes the unrecognized compensation costs associated with the awards. For the years ended December 31, 2025, 2024, and 2023, 212 thousand, 80 thousand, and 312 thousand average restricted shares, respectively were excluded from the computation of diluted EPS under the treasury-stock method.

Under the 2024 Equity Incentive Plan (and predecessor plans), subject to the Company's approval, grantees have the option of electing to satisfy tax withholding obligations at the time of vesting or exercise by allowing the Company to withhold and purchase the shares of stock otherwise issuable to the grantee. For the years ended December 31, 2025, 2024, and 2023, the Company repurchased and retired 121 thousand, 127 thousand, and 130 thousand restricted shares at a weighted average market price of $86.07, $97.45, and $90.19, respectively, upon grantee vesting. For the year ended December 31, 2023, the Company repurchased and retired 91 thousand restricted share units at a weighted average market price of $96.89. The Company did not repurchase any restricted share units during the years ended December 31, 2024 and 2025.

Stock Repurchase Programs

In February 2026, the Company's Board of Directors approved a new stock repurchase program that permits the repurchase of up to $75.0 million of the Company's common stock over a 12-month period beginning on February 26, 2026.

In February 2025, the Company's Board of Directors authorized the Company to repurchase up to $75.0 million of its common stock over a 12-month period beginning on February 21, 2025. In 2025, the Company did not repurchase any shares of its common stock under the

2025 share repurchase program. The Company had $75.0 million of authorized share repurchase capacity remaining under the 2025 share repurchase program as of December 31, 2025.

In 2024 and 2023, the Company did not repurchase any shares of its common stock under a share repurchase program.

Dividends

In February 2026, our Board of Directors declared a dividend of $0.68 per share for the first quarter of 2026. The dividend will be paid on March 27, 2026 to all holders of record of our restricted and unrestricted common stock as of March 13, 2026.

The Term Loan contains direct restrictions on the amount of dividends the Company may pay, and the warehouse debt facilities and agreements with the Agencies contain minimum equity, liquidity, and other capital requirements that indirectly restrict the amount of dividends the Company may pay. The Company does not believe that these restrictions currently limit the amount of dividends the Company can pay for the foreseeable future.

Other Equity-Related Transactions

During the fourth quarter of 2025, the Company granted profit interest awards to certain non-executive employees of the Company to better align their incentive compensation with the Company's goals. The profit interest awards allocate 15% of the income before taxes of a wholly owned subsidiary to these employees. The wholly owned subsidiary is focused on debt financing transactions closed by these employees. The profit interest holders have the right to put the interests to the Company beginning on December 31, 2030. Because of this put option, the profit interests are considered redeemable noncontrolling interests and are classified as temporary equity on the Consolidated Balance Sheets and presented between liabilities and equity. The fair value of the profit interests upon grant is amortized over the approximately 5.2 years from date of grant to the first put date as they qualify as equity-classified awards. The amortization of the awards is included as stock compensation expense with an offset to temporary equity. The Company is also required to periodically assess the redemption value of the awards and record any change in the value as an increase or decrease in temporary equity with a corresponding charge to the Company's APIC. The activity related to temporary equity is included in the Consolidated Statements of Changes in Equity.

During 2024, the Company purchased two noncontrolling interests for cash consideration of $18.9 million. The purchase of the noncontrolling interests resulted in a net reduction to APIC of $16.7 million (non-cash transactions) for the excess of the purchase prices over the noncontrolling interests balance.

In 2025, 2024, and 2023, $6.1 million, $4.4 million, and $3.0 million, respectively, of stock was issued to employees, for which we had an accrued liability prior to the issuance of the award. Upon issuance, the accrued liability was reclassed to APIC, a non-cash transaction.

NOTE 12 —FANNIE MAE COMMITMENTS AND PLEDGED SECURITIES

Fannie Mae DUS Related Commitments—Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing, and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in NOTE 10, the Company accounts for these commitments as derivatives recorded at fair value.

The Company is generally required to share the risk of any losses associated with loans sold under the Fannie Mae DUS program. The Company is required to secure these obligations by assigning restricted cash balances and securities to Fannie Mae, which are classified as *Pledged securities, at fair value* on the Consolidated Balance Sheets. The amount of collateral required by Fannie Mae is a formulaic calculation at the loan level and considers the balance of the loan, the risk level of the loan, the age of the loan, and the level of risk-sharing. Fannie Mae requires restricted liquidity for Tier 2 loans of 75 basis points, which is funded over a 48-month period that begins upon delivery of the loan to Fannie Mae. Pledged securities held in the form of money market funds holding U.S. Treasuries are discounted 5%, and Agency MBS are discounted 4% for purposes of calculating compliance with the restricted liquidity requirements. As seen below, the Company held the majority of its pledged securities in Agency MBS as of December 31, 2025. The majority of the loans for which the Company has risk sharing are Tier 2 loans.

The Company is in compliance with the December 31, 2025 collateral requirements as outlined above. As of December 31, 2025, reserve requirements for the December 31, 2025 DUS loan portfolio will require the Company to fund $99.7 million in additional restricted liquidity over the next 48 months, assuming no further principal paydowns, prepayments, or defaults within the at-risk portfolio. Fannie Mae has reassessed the DUS Capital Standards in the past and may make changes to these standards in the future. The Company generates sufficient cash flow from its operations to meet these capital standards and does not expect any future changes to have a material impact on its future operations; however, any future increases to collateral requirements may adversely impact the Company's available cash.

Fannie Mae has established benchmark standards for capital adequacy and reserves the right to terminate the Company's servicing authority for all or some of the portfolio if, at any time, it determines that the Company's financial condition is not adequate to support its obligations under the DUS agreement. The Company is required to maintain acceptable net worth, as defined in the agreement, and the Company satisfied the requirements as of December 31, 2025. The net worth requirement is derived primarily from unpaid principal balances on Fannie Mae loans and the level of risk sharing. As of December 31, 2025, the net worth requirement was $350.4 million, and the Company's net worth, as defined in the requirements, was $1.0 billion, as measured at the Company's wholly owned operating subsidiary, Walker & Dunlop, LLC. As of December 31, 2025, the Company was required to maintain at least $69.7 million of liquid assets to meet operational liquidity requirements for Fannie Mae, Freddie Mac, HUD, and Ginnie Mae, and the Company had operational liquidity, as defined in the requirements, of $290.6 million as of December 31, 2025, as measured at the Company's wholly owned operating subsidiary, Walker & Dunlop, LLC.

Pledged Securities, at Fair Value—Pledged securities, at fair value on the Consolidated Balance Sheets consisted of the following balances as of December 31, 2025, 2024, 2023, and 2022:

	December 31,			
Pledged Securities *(in thousands)*	**2025**	**2024**	**2023**	**2022**
Restricted cash	$ 17,419	$ 3,015	$ 2,727	$ 5,788
Money market funds	4,869	20,457	38,556	8,870
Total pledged cash and cash equivalents	$ 22,288	$ 23,472	$ 41,283	$ 14,658
Agency MBS	202,666	183,432	142,798	142,624
Total pledged securities, at fair value	$ 224,954	$ 206,904	$ 184,081	$ 157,282

The information in the preceding table is presented to reconcile beginning and ending cash, cash equivalents, restricted cash, and restricted cash equivalents in the Consolidated Statements of Cash Flows as more fully discussed in NOTE 2.

The Company's investments included within *Pledged securities, at fair value* consist primarily of money market funds and Agency debt securities. The investments in Agency debt securities consist of multifamily Agency MBS and are all accounted for as AFS securities. A detailed discussion of the Company's accounting policies regarding the allowance for credit losses for AFS securities is included in NOTE 2. The following table provides additional information related to the AFS Agency MBS as of December 31, 2025 and 2024:

Fair Value and Amortized Cost of Agency MBS *(in thousands)*	**December 31, 2025**	**December 31, 2024**
Fair value	$ 202,666	$ 183,432
Amortized cost	200,469	182,912
Total gains for securities with net gains in AOCI	3,247	1,650
Total losses for securities with net losses in AOCI	(1,050)	(1,130)
Fair value of securities with unrealized losses	124,684	136,976

Pledged securities with a fair value of $94.8 million, an amortized cost of $95.8 million, and a net unrealized loss of $1.0 million have been in a continuous unrealized loss position for more than 12 months. All securities that have been in a continuous loss position are Agency debt securities that carry a guarantee of the contractual payments; therefore, an allowance for credit losses has not been recorded.

The following table provides contractual maturity information related to Agency MBS. The money market funds invest in short-term Federal Government and Agency debt securities and have no stated maturity date.

	December 31, 2025	
Detail of Agency MBS Maturities (in thousands)	**Fair Value**	**Amortized Cost**
Within one year	$ —	$ —
After one year through five years	95,083	94,499
After five years through ten years	94,702	93,734
After ten years	12,881	12,236
Total	$ 202,666	$ 200,469

NOTE 13—SHARE-BASED PAYMENT

As of December 31, 2025, there were 12.0 million shares of stock authorized for issuance to directors, officers, and employees under the 2024 Equity Incentive Plan, which was approved by the stockholders on May 2, 2024 and constitutes an amendment and restatement of the Company's 2020 Equity Incentive Plan, which entitles recipients to receive nonforfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of common stock. As of December 31, 2025, 1.5 million shares remain available for grant under the 2024 Equity Incentive Plan.

Under the 2024 Equity Incentive Plan (and predecessor plans), the Company granted stock options to executive officers in the past and restricted shares to executive officers, employees, and non-employee directors during the years presented in the Consolidated Statements of Income, all without cost to the grantee. For the year ended December 31, 2025, the Company granted 0.2 million RSUs to the executive officers and certain other employees in connection with PSPs ("performance awards"). For both the years ended 2024 and 2023, the Company granted 0.2 million RSUs to the executive officers and certain other employees in connection with PSPs. The Company granted the RSUs at the maximum performance thresholds for each metric each year. As of December 31, 2025, the RSUs issued in connection with the 2025, 2024, and 2023 PSPs are unvested and outstanding. In 2025, the Company issued 0.4 million RSUs to the Company's CEO in connection with a performance award. NOTE 2 contains additional details related to this award.

With respect to the 2024 and 2025 PSPs, the Company determined that the revenue and EPS targets were achievable at varying levels as of December 31, 2025.

The following table summarizes stock compensation expense for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,		
Components of stock compensation expense (in thousands)	**2025**	**2024**	**2023**
Restricted shares	$ 25,989	$ 24,907	$ 29,452
CEO outperformance award	716	—	—
PSP "RSUs"	42	2,419	(1,610)
Total stock compensation expense	$ 26,747	$ 27,326	$ 27,842
Excess tax benefit (shortfall) recognized	$ (1,414)	$ 1,674	$ 2,972

The amounts attributable to restricted shares in the table above include both equity-classified awards granted in restricted shares and liability-classified awards to be granted in restricted shares. The excess tax benefits (shortfall) recognized above reduced (increased) income tax expense.

The following table summarizes restricted share activity for the year ended December 31, 2025:

Restricted Shares Activity	Shares		Weighted-Average Grant-date Fair Value
Nonvested as of January 1, 2025	784,968	$	89.69
Granted	462,402		83.67
Vested	(316,628)		88.97
Forfeited	(30,453)		90.94
Nonvested as of December 31, 2025	900,289	$	86.82

The fair value of restricted share awards granted during 2025 was estimated using the closing price on the date of grant. The weighted average grant date fair values of restricted shares granted in 2024 and 2023 were $98.45 per share and $84.78 per share, respectively. The fair value of the restricted shares that vested during the years ended December 31, 2025, 2024, and 2023 were $27.2 million, $36.3 million, and $31.5 million, respectively.

As of December 31, 2025, the total unrecognized compensation cost for outstanding restricted shares was $43.7 million. As of December 31, 2025, the weighted-average period over which this unrecognized compensation cost will be recognized is 3.2 years.

The following table summarizes activity related to RSU performance awards for the year ended December 31, 2025:

Restricted Share Units Activity	Share Units		Weighted-Average Grant-date Fair Value
Nonvested as of January 1, 2025	599,959	$	96.86
Granted	567,464		86.28
Vested	—		—
Forfeited	(155,505)		128.39
Cancelled	—		—
Nonvested as of December 31, 2025	1,011,918	$	86.08

The fair value of performance awards granted during 2025 was estimated using the closing price on the date of grant. The weighted average grant date fair values of performance awards granted in 2024 and 2023 were $93.19 per share and $76.17 per share, respectively. The fair value of the performance awards that vested during the year ended December 31, 2023 was $20.5 million. There were no performance share vestings during the years ended December 31, 2025 and December 31, 2024.

As of December 31, 2025, the total unrecognized compensation cost for outstanding performance awards was $11.1 million. As of December 31, 2025, the weighted-average period over which this unrecognized compensation cost will be recognized is 3.8 years. The unrecognized compensation cost is based on the achievement levels that are probable as of December 31, 2025.

As of December 31, 2025, the total unrecognized compensation cost for the profits interests discussed in NOTE 11 was $10.5 million. As of December 31, 2025, the weighted-average period over which this unrecognized compensation cost will be recognized is 5.0 years.

NOTE 14—INCOME TAXES

Income Tax Expense

The Company calculates its provision for federal, state, and international income taxes based on current tax law. The reported tax provision differs from the amounts currently receivable or payable because some income and expense items are recognized in different time periods for financial reporting purposes than for income tax purposes. The Company adopted ASU 2023-09 as of December 31, 2025. The adoption of the ASU did not have a material impact on the Company's disclosures. As permitted by the ASU, the Company prospectively adopted the disclosure requirements since the additional disclosures in prior years would not provide material new information or trends to users of the financial statements.

The following is a summary of income tax expense for the years ended December 31, 2025, 2024, and 2023:

		For the year ended December 31,				
Components of Income Tax Expense *(in thousands)*		**2025**		**2024**		**2023**
Current						
Federal	$	20,734	$	29,389	$	25,712
State		7,034		5,673		8,401
International		74		(2,019)		(285)
Total current expense	$	27,842	$	33,043	$	33,828
Deferred						
Federal	$	(2,611)	$	(1,713)	$	1,250
State		(1,271)		(125)		(434)
International		(1,947)		(662)		382
Total deferred expense (benefit)	$	(5,829)	$	(2,500)	$	1,198
Total income tax expense	$	22,013	$	30,543	$	35,026

The following table presents a reconciliation of the statutory federal tax expense to the income tax expense in the accompanying Consolidated Statements of Income:

		For the year ended December 31,					
(in thousands)		**2025**			**2024**		**2023**
Statutory federal expense	$	16,590	21.0 %	$	27,615	$	29,021
Statutory state income tax expense, net of federal tax benefit[1]		3,246	4.1		4,216		6,465
Excess tax shortfalls (benefits), net of federal tax impact		1,414	1.8		(1,674)		(2,972)
Nondeductible expenses		1,707	2.2		3,381		3,064
Non-U.S. earnings (loss)		(1,480)	(1.9)		(2,117)		224
Other		536	0.7		(878)		(776)
Income tax expense	$	22,013	27.9 %	$	30,543	$	35,026

(1) In 2025, state and local income taxes in California, Maryland, Massachusetts and Tennessee comprise the majority of the statutory state income tax expense, net of federal effect category.

Under the provisions of Section 162(m) of the Internal Revenue Code ("162(m)"), the deductibility of executive compensation is limited to $1 million per year for each named executive officer ("NEO"). Based on the information available as of December 31, 2025, 2024, and 2023, the Company believed that it is more likely than not a significant portion of NEO stock-based and other deferred compensation book expense will exceed the $1 million limitation in future years when the shares vest, resulting in no tax deductibility for the book expense associated with these compensation agreements and no deferred tax assets. Additionally, for each of the years presented above, portions of NEO compensation other than stock and other deferred compensation were above the $1 million limitation, resulting in no tax deductibility for amounts above the $1 million limitation. The majority of the nondeductible expenses shown in the table above relate to these two impacts from 162(m).

Deferred Tax Assets/Liabilities

The tax effects of temporary differences between reported earnings and taxable earnings consisted of the following:

	As of December 31,	
Components of Deferred Tax Liabilities, Net *(in thousands)*	**2025**	**2024**
Deferred Tax Assets		
Compensation related	$ 7,866	$ 5,978
Credit losses	17,654	10,202
Other	12,321	6,484
Total deferred tax assets	$ 37,841	$ 22,664
Deferred Tax Liabilities		
Mark-to-market of derivatives and loans held for sale	$ (8,418)	$ (6,247)
Mortgage servicing rights related	(189,018)	(196,678)
Acquisition related [(1)]	(67,969)	(52,936)
Depreciation	(9,437)	(8,189)
Total deferred tax liabilities	$ (274,842)	$ (264,050)
Deferred tax liabilities, net	$ (237,001)	$ (241,386)

(1) Acquisition-related deferred tax liabilities consist of book-to-tax differences associated with basis step ups related to the amortization of goodwill recorded from acquisitions and book-to-tax differences in intangible asset amortization.

The Company believes it is more likely than not that it will generate sufficient taxable income in future periods to realize the deferred tax assets. During the years ended December 31, 2025, 2024, and 2023, the Company recognized an insignificant amount of deferred tax assets or liabilities that are not included as a component of deferred tax expense. A significant portion of these differences relates to AFS securities. The Company is required to treat unrealized gains and losses on AFS securities as currently taxable income, impacting its deferred expense but not the deferred tax assets or liabilities. The Company's pretax income (loss) from foreign operations was insignificant for all the periods presented.

Income Taxes Paid

As presented in our Statement of Cash Flows, the Company paid income taxes, net of cash refunds received of $22.6 million for the year ended December 31, 2025. For the year ended December 31, 2025, the Company made tax payments, net of cash refunds received of $16.5 million for its federal tax obligations, $6.1 million for its state and local obligations, and an insignificant amount for its foreign obligations. The Company made net tax payments of $1.9 million to the state of California during the year ended December 31, 2025. No other state was above 5% of worldwide net tax payments during the year ended December 31, 2025.

Tax Uncertainties

The Company periodically assesses its liabilities and contingencies for all periods open to examination by tax authorities based on the latest available information. Where the Company believes it is more likely than not that a tax position will not be sustained, management records its best estimate of the resulting tax liability, including interest and penalties, in the consolidated financial statements. As of December 31, 2025, based on all known facts and circumstances and current tax law, management believes that there are no material tax positions for which it is reasonably possible that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, producing, individually or in the aggregate, a material effect on the Company's results of operations, financial condition, or cash flows.

Pillar Two

A framework known as Pillar Two became effective for some countries in 2024. Pillar Two is designed to ensure large multinational enterprises pay a minimum level of tax on the income arising in each jurisdiction where they operate. Pillar Two has not had an impact on the Company's tax liabilities as the Company's corporate income tax rate in each of the jurisdictions it operates in is higher than the minimum thresholds established by Pillar Two.

NOTE 15—LEASES

Right of use assets and lease liabilities associated with the Company's operating leases are recorded as *Other assets* and *Other liabilities*, respectively, in the Consolidated Balance Sheet. As of December 31, 2025, our leases have terms varying in duration, with the longest term ending in 2036.

The following table presents information about the Company's lease arrangements:

Operating Lease Arrangements *(in thousands)*	**For the year ended December 31,**		
Operating Leases	**2025**	**2024**	**2023**
ROU assets	$ 76,333	$ 80,024	$ 76,463
Lease liabilities	105,125	107,502	101,358
Weighted-average remaining lease term	8.4 years	9.1 years	9.8 years
Weighted-average discount rate	4.8%	4.6%	4.0%
Operating Lease Expenses			
Single lease costs	$ 16,110	$ 16,061	$ 14,150
Cash paid for amounts included in the measurement of lease liabilities	16,098	14,761	12,406
Right-of-use assets obtained in exchange for new lease obligations	6,056	10,655	16,798

Maturities of lease liabilities as of December 31, 2025 are presented below (in thousands):

Year Ending December 31,	
2026	$ 17,500
2027	17,477
2028	15,797
2029	13,399
2030	12,012
Thereafter	51,246
Total lease payments	$ 127,431
Less imputed interest	(22,306)
Total	$ 105,125

NOTE 16 – OTHER ASSETS AND LIABILITIES

The following table is a summary of the major components of other assets as of December 31, 2025 and 2024.

	As of December 31,	
Components of Other Assets *(in thousands)*	**2025**	**2024**
Equity-method investments	$ 232,705	$ 207,242
ROU assets	76,333	80,024
Prepaid expenses	71,929	78,487
Property and equipment, net	54,409	48,460
Loans held for investment, net	77,769	32,866
Derivative assets	27,216	30,175
All other	56,235	85,549
Total	$ 596,596	$ 562,803

The following table is a summary of the major components of other liabilities as of December 31, 2025 and 2024.

	As of December 31,	
Components of Other Liabilities *(in thousands)*	**2025**	**2024**
Accrued expenses	$ 172,516	$ 155,252
Lease liability	105,125	107,502
Guaranty obligation, net	32,924	35,980
Contingent consideration liabilities	9,663	30,537
Secured Borrowing [1]	118,559	95,022
All other	130,843	103,567
Total	$ 569,630	$ 527,860

(1) Composed of borrowings related to repurchased loans of $83.4 million and a mortgage loan on a consolidated affordable property of $35.2 million. The mortgage loan carries an interest rate of SOFR plus 1.87% and will require our subsidiary to make insignificant monthly principal payments until October 1, 2029 at which point the subsidiary will make a $33.1 million principal payment.

NOTE 17—OTHER REVENUES, OTHER OPERATING EXPENSES, AND ASSET IMPAIRMENTS AND OTHER EXPENSES

The following table is a summary of the major components of other revenues for the years ended December 31, 2025, 2024, and 2023.

	For the year ended December 31,		
Components of Other Revenues *(in thousands)*	**2025**	**2024**	**2023**
Housing market research subscription revenue [1]	$ 25,423	$ 19,093	$ 35,794
Syndication and other LIHTC revenue [2]	16,575	15,706	26,006
Assumption and application fees	7,134	10,271	9,629
All other	60,660	73,134	46,537
Total	$ 109,792	$ 118,204	$ 117,966

(1) Housing market research subscription revenue and investment banking revenues generated from our research and investment banking subsidiary.
(2) Syndication and other LIHTC revenue generated from our subsidiary focused on affordable equity.

The following table is a summary of the major components of other operating expenses for the years ended December 31, 2025, 2024, and 2023.

	For the year ended December 31,		
Components of Other Operating Expenses *(in thousands)*	**2025**	**2024**	**2023**
Professional fees	$ 25,619	$ 30,111	$ 28,370
Office and software expenses	31,081	29,893	26,343
Rent [1]	20,609	19,880	18,174
Travel and entertainment	16,560	14,541	12,225
Marketing and preferred broker	13,296	12,542	12,142
All other	17,998	22,269	21,030
Total	$ 125,163	$ 129,236	$ 118,284

(1) Includes single lease cost and other related expenses (common-area maintenance and other miscellaneous charges).

The following table is a summary of the components of asset impairments and other expenses for the years ended December 31, 2025, 2024, and 2023.

	For the year ended December 31,		
Components of Asset Impairments and Other Expenses *(in thousands)*	**2025**	**2024**	**2023**
Debt issuance cost write-off	4,215	—	(4,420)
Asset impairments and investment related losses [1]	26,055	721	4,970
Legal investigation review	2,926	—	—
All other	3,550	460	(1,157)
Total	$ 36,746	$ 1,181	$ (607)

(1) In 2025, consisted of (i) $13.6 million of impairment of real estate held for use, (ii) $5.0 million of impairment of an equity-method investment, and (iii) a $7.5 million accrual for losses expected on disposition of certain affordable assets. In 2024 and 2023, consisted of only impairment of real estate held for use.

NOTE 18—VARIABLE INTEREST ENTITIES

The Company provides alternative investment management services through the syndication of tax credit funds and development of affordable housing projects. To facilitate the syndication and development of affordable housing projects, the Company is involved with the acquisition and/or formation of limited partnerships and joint ventures with investors, property developers, and property managers that are variable interest entities ("VIEs"). The Company's continuing involvement in the VIEs usually includes either serving as the manager of the VIE or as a majority investor in the VIE with a property developer or manager serving as the manager of the VIE.

When the Company determines that it is the primary beneficiary of a material VIE, the Company consolidates the VIE. The primary beneficiary of a VIE is determined as the entity that has both (i) the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) exposure to losses or benefits that could potentially be significant to the VIE. When the Company determines that it is not the primary beneficiary, the Company recognizes its investment in the VIE through the equity-method of accounting. The Company regularly assesses the primary beneficiary of the VIE as its involvement and ownership may change over time.

Syndication of Tax Credit Funds

Walker & Dunlop Affordable Equity (formerly Alliant) forms limited partnership funds ("the funds") that are VIEs and hold investments in affordable housing projects. The Company identifies and enters into a commitment to invest equity in the limited partnership interests in affordable housing VIEs that own and operate affordable housing properties. The limited partnership interest exposes the Company to economic losses or benefits of the VIE but does not give it the power to direct the activities that most significantly impact the VIE's economic performance. In such cases, the Company determined it is not the primary beneficiary and recognizes the VIE as an investment and a liability for the unfunded committed capital to the VIE. The Company's exposure is limited to its contributed capital and remaining unfunded committed capital. The investments are included as *Committed investments in tax credit equity,* and the unfunded committed capital is included as *Commitments to fund investments in tax credit equity* in the Consolidated Balance Sheets until they are transferred to the credit fund as described below. The investments and unfunded committed capital are presented in the table below.

As part of the syndication of the tax credit fund, the Company capitalizes the funds by raising equity capital commitments from third-party investors. The Company transfers its limited partnership interests in affordable housing partnerships to the funds, where the Company serves as the general partner and manager and holds an insignificant ownership percentage of the funds. As the manager of the funds, the Company has the power to direct the activities that most significantly impact the economic performance of the funds; however, it normally does not have exposure to the economic losses or benefits significant to the VIEs. Accordingly, the Company is not the primary beneficiary of the funds and does not consolidate the VIEs. The Company records its general partnership interests as an equity-method investment included in *Other assets* in the Consolidated Balance Sheets.

The Company may purchase an investor's partnership interest. In these circumstances, the Company assesses whether its new ownership percentage could potentially be significant to the VIE. When the Company determines the new ownership percentage is significant, it consolidates the fund as the Company is the primary beneficiary. As of both December 31, 2025 and 2024, the assets and liabilities of the consolidated funds were insignificant.

Joint Development of Affordable Housing Projects

The Company enters joint ventures with affordable property developers and/or investors to develop affordable housing projects. The joint ventures' objectives are to develop the affordable housing project for syndication into a tax credit fund. When the Company develops affordable housing projects to ultimately syndicate the property into a tax credit fund, the Company invests in the joint venture but does not have management rights. The Company has significant exposure to the economic losses or benefits but does not have the power to direct the activities that most significantly impact the VIE's economic performance; consequently, the Company determined that it is not the primary beneficiary in the VIE and recognizes an equity-method investment in the VIE included in *Other assets* in the Consolidated Balance Sheets.

The table below presents the assets and liabilities of the Company's consolidated joint development VIEs included in the Consolidated Balance Sheets:

Consolidated VIEs *(in thousands)*	December 31, 2025		December 31, 2024	
Assets:				
Cash and cash equivalents	$	439	$	863
Restricted cash		2,452		3,939
Receivables, net		27,570		26,570
Other Assets		7,257		44,892
Total assets of consolidated VIEs	$	37,718	$	76,264
Liabilities:				
Other liabilities	$	9,888	$	55,527
Total liabilities of consolidated VIEs	$	9,888	$	55,527

The table below presents the carrying value and classification of the Company's interests in nonconsolidated VIEs included in the Consolidated Balance Sheets:

Nonconsolidated VIEs *(in thousands)*	December 31, 2025		December 31, 2024	
Assets				
Committed investments in tax credit equity	$	241,401	$	313,230
Other assets: Equity-method investments		93,018		50,592
Total interests in nonconsolidated VIEs	$	334,419	$	363,822
Liabilities				
Commitments to fund investments in tax credit equity	$	219,949	$	274,975
Total commitments to fund nonconsolidated VIEs	$	219,949	$	274,975
Maximum exposure to losses[1][2]	$	334,419	$	363,822

(1) Maximum exposure is determined as "Total interests in nonconsolidated VIEs." The maximum exposure for the Company's investments in tax credit equity is limited to the carrying value of its investment, as there are no funding obligations or other commitments related to the nonconsolidated VIEs other than the amounts presented in the table above.

(2) Based on historical experience and the underlying expected cash flows from the underlying investment, the maximum exposure of loss is not representative of the actual loss, if any, that the Company may incur.

NOTE 19—RELATED PARTY TRANSACTION

The Company, through its WDAE subsidiaries, has related party loans with its affordable housing project partners, which include property developers and managers. To facilitate the development of affordable housing projects prior to syndication into a tax credit fund, the Company extends pre-development and working capital loans to its partners in affordable housing project partnerships. The outstanding balance of these loans was $193.4 million and $137.0 million as of December 31, 2025 and 2024, respectively, and the related interest income was $12.5 million for the year ended December 31, 2025 and was insignificant for the year ended December 31, 2024. The balance of these receivables is included as *Receivables, net* in the Consolidated Balance Sheets.

EXHIBIT 21

LIST OF SUBSIDIARIES OF THE REGISTRANT

Company	State of Incorporation or Registration
Walker & Dunlop Multifamily, Inc.	Delaware
Walker & Dunlop, LLC	Delaware
W&D BE, Inc.	Delaware
Walker & Dunlop Capital, LLC	Massachusetts
W&D Interim Lender LLC	Delaware
W&D Interim Lender II LLC	Delaware
W&D Interim Lender III, Inc.	Delaware
W&D Interim Lender IV, LLC	Delaware
W&D Interim Lender V, Inc.	Delaware
W&D Interim Lender VI, LLC	Delaware
Walker & Dunlop Investment Sales, LLC	Delaware
WDIS, Inc	Delaware
WDIS WA, LLC	Delaware
Walker & Dunlop Investment Management, LLC	Delaware
Walker & Dunlop Investment Partners, Inc.	Delaware
JCR Capital Investment Company, LLC	Delaware
WD Investors I LLC	Delaware
WD-G JV Investor, LLC	Delaware
WDIB-Investor, LLC	Delaware
WDIB, LLC d/b/a Zelman & Associates	Delaware
Zelman Partners, LLC	Delaware
W&D RPS HoldCo, LLC	Delaware
WD-ILP JV Investor, LLC	Delaware
WD-IC JV GP, LLC	Delaware
WD-IC JV GP II, LLC	Delaware
WD-IC JV Investor, LLC	Delaware
WD-IC JV Investor II, LLC	Delaware
W&D STCI, LLC	Delaware
WDAAC, LLC	Delaware
WDAGP, LLC	Delaware
WD-Alliant TCBI, LLC	Delaware
The Alliant Company, LLC	Florida
ADC Communities II, LLC	California
ADC Communities, LLC	Florida
Alliant Strategic Investments II, LLC	Delaware
Alliant Strategic Investments, LLC	Florida
ASI Member, LLC	California
Alliant Fund Acquisitions, LLC	Florida
Alliant Capital, Ltd.	Florida
Alliant Fund Asset Holdings, LLC	Delaware
AFAH Finance, LLC	Delaware
Alliant Credit Facility IV, LLC	California

WD Preservation, LLC	Delaware
WD-GTE, LLC	Delaware
WD-GeoPhy Holdco, LLC	Delaware
GeoPhy Inc.	Delaware
WD-GeoPhy CRE Valuation LLC d/b/a Apprise by Walker & Dunlop	Delaware
GeoPhy BV	Netherlands
WD Impact JV Member, LLC	Delaware
WD IAP HoldCo, LLC	Delaware
WD IAP, LLC	Delaware
WD-UK HoldCo, LLC	Delaware
W&D UK HoldCo Limited	United Kingdom
W&D UK Pvt LTD	United Kingdom

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-178878 and 333-184297) on Form S-3 and (Nos. 333-171205, 333-183635, 333-188533, 333-204722, 333-238259, 333-250927, 333-275437, and 333-279068) on Form S-8 of our reports dated February 26, 2026, with respect to the consolidated financial statements of Walker & Dunlop, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia
February 26, 2026

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William M. Walker, certify that:

1. I have reviewed this Annual Report on Form 10-K of Walker & Dunlop, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026   By: /s/ William M. Walker
                                                                William M. Walker
                                                                Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory A. Florkowski, certify that:

1. I have reviewed this Annual Report on Form 10-K of Walker & Dunlop, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

By: /s/ Gregory A. Florkowski
Gregory A. Florkowski
Executive Vice President and Chief Financial Officer

EXHIBIT 32

**CERTIFICATION OF
CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Walker & Dunlop, Inc. for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Walker & Dunlop, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Walker & Dunlop, Inc.

Date: February 26, 2026   By: /s/ William M. Walker
                                    William M. Walker
                                    Chairman and Chief Executive Officer

Date: February 26, 2026   By: /s/ Gregory A. Florkowski
                                    Gregory A. Florkowski
                                    Executive Vice President and Chief Financial Officer

Targeted Adjusted Financial Measure Reconciliation to GAAP

(in thousands)	Year ended December 31,			
	2026 Low End Target Range		**2026 High End Target Range**	
Reconciliation of Walker & Dunlop Net Income to Adjusted EBITDA				
Walker & Dunlop Net Income	$	117,538	$	127,336
Income tax expense		43,473		47,097
Interest expense on loan term		54,587		59,138
Amortization and depreciation		219,245		237,521
Stock-based compensation expense		34,676		37,566
Provision (benefit) for credit losses		8,307		9,000
MSR income[1]		(177,826)		(192,650)
Other adjustments		-		-
Adjusted EBITDA	$	300,000	$	325,008

(in thousands)	Year ended December 31,			
	2030 Low End Target Range		**2030 High End Target Range**	
Reconciliation of Walker & Dunlop Net Income to Adjusted EBITDA				
Walker & Dunlop Net Income	$	273,739	$	343,659
Income tax expense		91,246		114,553
Interest expense on loan term		60,349		59,834
Amortization and depreciation		275,931		293,719
Stock-based compensation expense		39,449		41,120
Provision (benefit) for credit losses		8,000		8,000
MSR income[1]		(279,702)		(323,833)
Other adjustments		-		2,500
Adjusted EBITDA	$	469,012	$	539,552

(1) The fair value of expected net cash flows from servicing, net of guaranty obligation.

CORPORATE INFORMATION

Board of Directors

William M. Walker
Chairman & Chief Executive Officer,
Walker & Dunlop

John Rice
Lead Director
Chief Executive Officer, Management
Leadership for Tomorrow

Ernest Freedman
Former Executive Vice President and
Chief Financial Officer, Invitation
Homes

Jeffery R. Hayward
Retired Chief Administrative Officer,
Fannie Mae

Ellen Levy
Managing Director, Silicon Valley
Connect

Gary S. Pinkus
Former Chairman, McKinsey &
Company North America

Dana L. Schmaltz
Founder and Partner,
Yellow Wood Partners

Donna C. Wells
Chief Executive Officer,
Valencia Ventures

Executive Officers

William M. Walker
Chairman & Chief Executive Officer

Gregory A. Florkowski
Executive Vice President &
Chief Financial Officer

Daniel J. Groman
Executive Vice President,
General Counsel & Secretary

Paula A. Pryor
Executive Vice President &
Chief Human Resources Officer

Stephen P. Theobald
Executive Vice President &
Chief Operating Officer

Corporate Office
7272 Wisconsin Avenue
Suite 1300
Bethesda, MD 20814
Phone: (301) 215-5500

Company Website
www.walkerdunlop.com

Transfer Agent

Shareholder correspondence
should be mailed to:
Computershare
P.O. Box 43078
Providence, RI 02940

Overnight correspondence
should be mailed to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Auditor
KPMG LLP
McLean, VA

Investor Contact
Kelsey Duffey
Senior Vice President,
Investor Relations
Phone: (301) 202-3207
investorrelations@walkeranddunlop.com

Annual Meeting
Hilton Garden Inn
600 S Colorado Blvd
Denver, CO 80246
May 19, 2026
10:00 AM MDT

Stock Exchange
New York Stock Exchange
Symbol: WD

WALKER & DUNLOP

7272 Wisconsin Avenue, Suite 1300
Bethesda, Maryland 20814
Phone 301.215.5500

WalkerDunlop.com